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Exhibit 99.1

Annual Information Form
for the year ended December 31, 2013

Dated as of March 21, 2014

AGNICO EAGLE MINES LIMITED

ANNUAL INFORMATION FORM

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DIRECTORS AND OFFICERS OF THE COMPANY	92

Directors	92

Committees	94

Executive Officers	94

Shareholdings of Directors and Executive Officers	95

Cease Trade Orders, Bankruptcies, Penalties or Sanctions	95

Conflicts of Interest	96

AUDIT COMMITTEE	96

Composition of the Audit Committee	96

Relevant Education and Experience	97

Pre-Approval Policies and Procedures	97

External Auditor Service Fees	97

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	98

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	98

TRANSFER AGENT AND REGISTRAR	98

MATERIAL CONTRACTS	98

INTERESTS OF EXPERTS	101

ADDITIONAL INFORMATION	101

SCHEDULE "A" AUDIT COMMITTEE CHARTER OF THE COMPANY	A-1

INTRODUCTORY NOTES

Currency and Exchange Rates

Currencies:    Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") presents its consolidated financial statements in United States dollars. All dollar amounts in this Annual Information Form ("AIF") are stated in United States dollars ("U.S. dollars", "$" or "US$"), except where otherwise indicated. Certain information in this AIF is presented in Canadian dollars ("C$") or European Union euros ("Euro" or "€").

Exchange Rates:    The following tables set out, in Canadian dollars, the exchange rates for the U.S. dollar, based on the noon buying rate as reported by the Bank of Canada (the "Noon Buying Rate"). On March 21, 2014, the Noon Buying Rate was US$1.00 equals C$1.1194.

	Year Ended December 31,

	2013	2012	2011	2010	2009

High	1.0697	1.0418	1.0604	1.0778	1.3000

Low	0.9839	0.9710	0.9449	0.9946	1.0292

End of Period	1.0636	0.9949	1.0170	0.9946	1.0466

Average	1.0299	0.9996	0.9891	1.0299	1.1420

	2014			2013

	March (to March 21)	February	January	December	November	October	September

High	1.1251	1.1140	1.1171	1.0697	1.0599	1.0456	1.0533

Low	1.0966	1.0953	1.0614	1.0577	1.0415	1.0284	1.0237

End of Period	1.1194	1.1075	1.1119	1.0636	1.0599	1.0429	1.0285

Average	1.1103	1.1055	1.0942	1.0639	1.0492	1.0364	1.0342

On December 31, 2013 and March 21, 2014, US$1.00 equalled €0.7251 and €0.7257, respectively, as reported by the European Central Bank.

Forward-Looking Information

Forward-Looking Information:    Certain statements in this AIF, referred to herein as "forward-looking statements", constitute "forward-looking information" under the provisions of Canadian provincial securities laws and constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, the Company's plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as "anticipate", "believe", "budget", "could", "estimate", "expect", "forecast", "intend", "likely", "may", "plan", "project", "schedule", "should", "target", "will", "would" or other variations of these terms or similar words. Forward-looking statements in this report include, but are not limited to, the following:

  •
  the Company's outlook for 2014 and future periods;

  •
  statements regarding future earnings, and the sensitivity of earnings to gold and other metal prices;

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  anticipated levels or trends for prices of gold and byproduct metals mined by the Company or for exchange rates between currencies in which capital is raised, revenue is generated or expenses are incurred by the Company;

  •
  estimates of future mineral production and sales;

  •
  estimates of future costs, including mining costs, total cash costs per ounce, all-in sustaining costs, minesite costs per tonne and other expenses;

  •
  estimates of future capital expenditure, exploration expenditure and other cash needs, and expectations as to the funding thereof;

  •
  statements regarding the projected exploration, development and exploitation of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect thereto;

  •
  estimates of mineral reserves, mineral resources and ore grades and statements regarding anticipated future exploration results;

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  estimates of cash flow;

  •
  estimates of mine life;

  •
  anticipated timing of events with respect to the Company's minesites, mine construction projects and exploration projects;

  •
  estimates of future costs and other liabilities for environmental remediation;

  •
  statements regarding anticipated legislation and regulation regarding climate change and estimates of the impact on the Company; and

  •
  other anticipated trends with respect to the Company's capital resources and results of operations.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico Eagle upon which the forward-looking statements in this AIF are based, and which may prove to be incorrect, include, but are not limited to, the assumptions set out elsewhere in this AIF as well as: that there are no significant disruptions affecting Agnico Eagle's operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural or man-made occurrences, mining or milling issues, political changes, title issues or otherwise; that permitting, development and expansion at each of Agnico Eagle's mines and mine development projects proceed on a basis consistent with current expectations, and that Agnico Eagle does not change its exploration or development plans relating to such projects; that the exchange rates between the Canadian dollar, Euro, Mexican peso and the U.S. dollar will be approximately consistent with current levels or as set out in this AIF; that prices for gold, silver, zinc, copper and lead will be consistent with Agnico Eagle's expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico Eagle's current expectations; that production meets expectations; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate; that there are no material delays in the timing for completion of development projects; and that there are no material variations in the current tax and regulatory environment that affect Agnico Eagle.

The forward-looking statements in this AIF reflect the Company's views as at the date of this AIF and involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors set out in "Risk Factors" below. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based. This AIF contains information regarding estimated total cash costs per ounce, all-in sustaining costs and minesite costs per tonne in respect of the Company or at certain of the Company's mines and mine development projects. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons. Investors are cautioned that this information may not be suitable for other purposes.

Meaning of "including" and "such as":    When used in this AIF, the terms "including" and "such as" mean including and such as, without limitation.

Presentation of Financial Information

Generally Accepted Accounting Principles:    Agnico Eagle currently reports its financial results using United States generally accepted accounting principles ("US GAAP") for historical reasons and due to its substantial U.S. shareholder base. However, to maintain comparability with other gold mining companies, Agnico Eagle intends to report its financial results using International Financial Reporting Standards ("IFRS") commencing from its results for the third quarter of 2014. Unless otherwise specified, all references to financial results herein are to those calculated under US GAAP.

Note to Investors Concerning Estimates of Mineral Reserves and Mineral Resources

The mineral reserve and mineral resource estimates contained in this AIF have been prepared in accordance with the Canadian securities regulatory authorities' (the "CSA") National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). These standards are similar to those used by the United States Securities and Exchange Commission's (the "SEC") Industry Guide No. 7, as interpreted by Staff at the SEC ("Guide 7"). However, the definitions in NI 43-101 differ in certain respects from those under Guide 7. Accordingly, mineral reserve information contained or incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC does not recognize measures of "mineral resource".

The mineral reserve figures presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for byproduct metals contained in mineral reserves in its calculation of contained ounces.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Mineral Resources

This document uses the terms "measured mineral resources" and "indicated mineral resources". Investors are advised that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources

This document uses the term "inferred mineral resources". Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

Note to Investors Concerning Certain Measures of Performance

This AIF presents certain measures, including "total cash costs per ounce", "minesite costs per tonne" and "all-in sustaining costs", that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. For a reconciliation of these measures to the most directly comparable financial information presented in the consolidated financial statements prepared in accordance with US GAAP, see the Company's management's discussion and analysis for the period ended December 31, 2013 (the "Annual MD&A"). The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons. However, these non-US GAAP measures should be considered together with other data prepared in accordance with US GAAP, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. This AIF also contains information as to estimated future total cash costs per ounce, all-in sustaining costs and minesite costs per tonne. The estimates of total cash costs per ounce, all-in sustaining costs and minesite costs per tonne are based upon the total cash costs per ounce, all-in sustaining costs and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-US GAAP financial measures to the most comparable US GAAP measure.

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SELECTED FINANCIAL DATA

The following selected financial data for each of the years in the five-year period ended December 31, 2013 are derived from the consolidated financial statements of Agnico Eagle audited by Ernst & Young LLP. The selected financial data should be read in conjunction with the Company's operating and financial review and prospects set out in Agnico Eagle's annual audited consolidated financial statements as of and for the period ended December 31, 2013, including the notes thereto (the "Annual Financial Statements") and the Annual MD&A.

	Year Ended December 31,

	2013	2012	2011	2010	2009

	(in thousands of U.S. dollars, US GAAP basis, other than share and per share information)
Income Statement Data
Revenues from mining operations	1,638,406	1,917,714	1,821,799	1,422,521	613,762

Production	924,927	897,712	876,078	677,472	306,318

Exploration and corporate development	44,236	109,500	75,721	54,958	36,279

Amortization of property, plant and mine development	296,078	271,861	261,781	192,486	72,461

General and administrative	115,800	119,085	107,926	94,327	63,687

Impairment loss on available-for-sale securities	34,272	12,732	8,569	–	–

Loss (gain) on derivative financial instruments	(1,509)	819	(3,683)	(7,612)	(3,592)

Provincial capital tax	(1,504)	4,001	9,223	(6,075)	5,014

Interest expense	57,999	57,887	55,039	49,493	8,448

Interest and sundry (income) expense	8,824	2,389	5,188	(10,254)	(12,580)

Loss on Goldex mine	–	–	302,893	–	–

Impairment loss	537,227	–	907,681	–	–

Gain on acquisition of Comaplex Minerals Corp., net of transaction costs	–	–	–	(57,526)	–

Gain on sale of available-for-sale securities	(74)	(9,733)	(4,907)	(19,487)	(10,142)

Foreign currency translation (gain) loss	(7,188)	16,320	(1,082)	19,536	39,831

Income (loss) before income and mining taxes	(370,682)	435,141	(778,628)	435,203	108,038

Income and mining taxes expense (recovery)	35,844	124,225	(209,673)	103,087	21,500

Net income (loss) for the year	(406,526)	310,916	(568,955)	332,116	86,538

Attributed to non-controlling interest	–	–	(60)	–	–

Attributed to common shareholders	(406,526)	310,916	(568,895)	332,116	86,538

Net income (loss) per share – basic	(2.35)	1.82	(3.36)	2.05	0.55

Net income (loss) per share – diluted	(2.35)	1.81	(3.36)	2.00	0.55

Weighted average number of common shares outstanding – basic	172,892,654	171,250,179	169,352,896	162,342,686	155,942,151

Weighted average number of common shares outstanding – diluted	172,892,654	171,485,615	169,352,896	165,842,259	158,620,888

Cash dividends declared per common share	0.66	1.02	–	0.64	0.18

Balance Sheet Data (at end of period)
Property, plant and mine development	4,049,117	4,067,456	3,895,355	4,564,563	3,581,798

Total assets	4,959,359	5,256,119	5,034,262	5,500,351	4,247,357

Long-term debt	1,000,000	830,000	920,095	650,000	715,000

Reclamation provision and other liabilities	178,236	127,735	145,988	145,536	96,255

Net assets	2,977,149	3,410,212	3,215,163	3,665,450	2,751,761

Common shares	3,294,007	3,241,922	3,181,381	3,078,217	2,378,759

Shareholders' equity	2,977,149	3,410,212	3,215,163	3,665,450	2,751,761

Total common shares outstanding	173,953,975	172,102,870	170,813,736	168,720,355	156,625,174

AGNICO EAGLE        1
ANNUAL INFORMATION FORM

GLOSSARY OF SELECTED MINING TERMS

"acid mine drainage"	Acidic run-off water from mines and mine waste containing sulphide minerals.
"alteration"
Any physical or chemical change in the mineral composition of a rock subsequent to its formation, generally produced by weathering or hydrothermal solutions. Milder and more localized than metamorphism.
"anastomosing"	A network of branching and rejoining fault or vein surfaces or surface traces.
"andesite"	A dark-coloured, fine-grained calc-alkaline volcanic rock of intermediate composition.
"assay"	To analyze the proportions of metals in an ore; to test an ore or mineral for composition, purity, weight or other properties of commercial interest.
"banded iron formation"	An iron formation that shows marked banding, generally of iron-rich minerals and chert or fine-grained quartz.
"bedrock"	Solid rock exposed at the surface of the Earth or overlain by unconsolidated material, weathered rock or soil.
"bench"
A ledge in an open-pit mine that forms a single level of operation above which minerals or waste rock are excavated. The ore or waste is removed in successive layers (benches), several of which may be in operation simultaneously.
"breccia"	A rock in which angular rock fragments are surrounded by a mass of fine-grained minerals.
"brittle"	Of minerals, proneness to fracture under low stress. A quality affecting behaviour during comminution of ore, whereby one species fractures more readily than others in the material being crushed.
"bulk emulsion"
Water resistant explosive material pumped into a drilled blast hole and ignited remotely in order to fracture rock in the mining cycle. Emulsion products are particularly well suited to wet conditions.
"byproduct"	A secondary metal or mineral product recovered from the processing of rock.
"carbon-in-leach (CIL)"
A precious metals recovery step in the mill. Gold and silver are leached from the ground ore and at the same time adsorbed onto granules of activated carbon, which is then separated by screening and processed to remove the precious metals.
"carbon-in-pulp (CIP)"
A precious metals recovery step in the mill. After gold and silver have been leached from ground ore, they are adsorbed onto granules of activated carbon, which is then separated by screening and processed to remove the precious metals. A CIP circuit comprises a series of tanks through which leached slurry flows. Gold is captured onto captive activated carbon that will periodically be moved counter-currently from tank to tank. Head tank carbon is extracted periodically to further recover adsorbed gold before being returned to the circuit tails tank.
"chalcopyrite"	A sulphide mineral of copper and iron; the most important ore mineral of copper.
"concentrate"	The clean product recovered by froth flotation in the plant.
"conglomerate"	A coarse-grained sedimentary rock composed of rounded fragments set in a fine-grained cemented matrix.
"contact"	A plane or irregular surface between two types or ages of rock.
"counter-current decantation"
The clarification of washery water and the concentration of tailings by the use of several thickeners in series. The water flows in the opposite direction from the solids. The final products are slurry that is removed and clear water that is reused in the circuit.

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           ANNUAL INFORMATION FORM

"crosscut"	An underground passage driven from a shaft towards the ore, at (or near) right angles to the strike of a vein or other orebody.
"cut-off grade"	The minimum metal grade in an ore that can be mined profitably.
"cyanidation"
A method of extracting exposed gold or silver grains from crushed or ground ore by dissolving (leaching) it in a weak cyanide solution. May be carried out in tanks inside a mill or in heaps of ore out of doors (heap leach).
"deposit"	A natural occurrence of mineral or mineral aggregate, in such quantity and quality to invite exploitation.
"development"	The preparation of a mining property or area so that an orebody can be analyzed and its tonnage and quality estimated. Development is an intermediate stage between exploration and mining.
"diamond drill"
A drilling machine with a rotating, hollow, diamond-studded bit that cuts a circular channel around a core, which can be recovered to provide a more-or-less continuous and complete columnar sample of the rock penetrated.
"dilution"	The contamination of ore with barren wall rock in stoping, increasing tonnage mined and lowering the overall ore grade.
"dip"	The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike.
"disseminated"
Said of a mineral deposit (especially of metals) in which the desired minerals occur as scattered particles in the rock, but in sufficient quantity to make the deposit an ore. Some disseminated deposits are very large.
"dore"	Unrefined gold and silver bullion bars, which will be further refined to almost pure metal.
"drift"	A horizontal opening in or near an orebody and parallel to the long dimension of the orebody, as opposed to a crosscut that crosses the orebody.
"ductile"	Of rock, able to sustain, under a given set of conditions, 5% to 10% deformation before fracturing or faulting.
"dyke"	An earthen embankment, as around a drill sump or tank, or to impound a body of water or mill tailings. Also, a tabular body of igneous rock that cuts across the structure of adjacent rocks.
"electrowinning"
An electrochemical process in which a metal dissolved within an electrolyte is plated onto an electrode. Used to recover metals such as copper and gold from solution in the leaching of concentrates, etc.
"envelope"	1. The outer or covering part of a fold, especially of a folded structure that includes some sort of structural break.
2. A metamorphic rock surrounding an igneous intrusion.
3. In a mineral, an outer part different in origin from an inner part.
"epigenetic"	Orebodies formed by hydrothermal fluids and gases that were introduced into the host rocks from elsewhere, filling cavities in the host rock.
"epithermal"	Referring to a mineral deposit that formed later than the enclosing rocks consisting of veins and replacement bodies, containing precious metals or, more rarely, base metals.
"extensional-shear vein"	A vein put in place in an extension fracture caused by the deformation of a rock.
"fault"
A fracture or a fracture zone in crustal rocks along which there has been displacement of the two sides relative to one another parallel to the fracture. The displacement may be a few inches or many kilometres long.

AGNICO EAGLE        3
ANNUAL INFORMATION FORM

"feasibility study"
A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations, together with any other relevant operational factors and a detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.
"felsic"	A term used to describe light-coloured rocks containing feldspar, feldspathoids and silica.
"flotation"
The method of mineral separation in which a froth created by a variety of reagents floats some finely crushed minerals, whereas other minerals sink. The metal-rich flotation concentrate is then skimmed off the surface.
"flowsheet"	A diagram showing the progress of material through a treatment plant.
"foliation"	A general term for a planar arrangement of features in any type of rock, especially the planar structure that results in a metamorphic rock.
"footwall"	The rock beneath an inclined vein or ore deposit. (Opposite of a hanging wall).
"fracture"	Any break in a rock, whether or not it causes displacement, due to mechanical failure by stress; includes cracks, joints and faults.
"free gold"	Gold not combined with other substances.
"glacial till"	Dominantly unsorted and unstratified, unconsolidated rock debris, deposited directly by and underneath a glacier.
"grade"	The relative quantity or the percentage of metal content of an orebody, e.g., grams of gold per tonne of rock, or percent copper.
"greenstone belt"	An area underlain by metamorphosed volcanic and sedimentary rocks, usually in a continental shield.
"grouting"	The process of sealing off a water flow in rocks by forcing a thin slurry of cement or other chemicals into the crevices; usually done through a diamond drill hole.
"hanging wall"	The rock on the upper side of a vein or ore deposit.
"head grade"	The average grade of ore fed into a mill.
"hectare"	A metric measurement of area. 1 hectare = 10,000 square metres = 2.47 acres.
"horst"	An up-faulted block of rock.
"hydrothermal alteration"	Alteration of rocks or minerals by reaction with hydrothermal (magmatic) fluids.
"igneous rock"	Rock formed by the solidification of molten material that originated within the Earth.
"in the hole (ITH) drill"
A type of rock drill in which a hammer is mounted in the hole, applying percussive force directly to the drill bit. Another type of rock drill is a top hammer where the hammer is mounted on the mast of the drill, applying percussive force on the drills rods/tubes, which is transmitted to the drill bit.

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           ANNUAL INFORMATION FORM

"indicated mineral resource"
That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

While this term is recognized and required by Canadian regulations, the SEC does not recognize it. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into mineral reserves.
"inferred mineral resource"
That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

While this term is recognized and required by Canadian regulations, the SEC does not recognize it. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into mineral reserves. Investors are cautioned not to assume that part of or all of an inferred mineral resource exists, or is economically or legally mineable.
"infill drilling"	Drilling within a defined mineralized area to improve the definition of known mineralization.
"intrusive"	A body of igneous rock formed by the consolidation of magma intruded below surface into other rocks, in contrast to lavas, which are extruded upon the Earth's surface.
"iron formation"	A chemical sedimentary rock, typically thin-bedded or finely laminated, containing at least 15% iron of sedimentary origin and commonly containing layers of chert.
"kilometre"	A metric measurement of distance. 1.0 kilometre = 1,000 metres = 0.62 miles.
"leaching"	A chemical process for the extraction of valuable minerals from ore; also, a natural process by which ground waters dissolve minerals.
"lens"	A geological deposit that is thick in the middle and tapers towards the ends, resembling a convex lens.
"lithologic groups"	Groups of rock formations.
"lode"	A mineral deposit consisting of a zone of veins, veinlets or disseminations.
"longitudinal retreat"	An underground mining method where the ore is excavated in horizontal slices along the orebody and the stoping starts below and advances upwards. The ore is recovered underneath in the stope.
"mafic"	Igneous rocks composed mostly of dark, iron- and magnesium-rich silicate minerals.
"massive"
Said of a mineral deposit, especially of sulphides, characterized by a great concentration of ore in one place, as opposed to a disseminated or vein-like deposit. Said of any rock that has a homogeneous texture or fabric over a large area, with an absence of layering or any similar directional structure.
"matrix"	The fine-grained rock material in which a larger mineral is embedded.

AGNICO EAGLE        5
ANNUAL INFORMATION FORM

"measured mineral resource"
That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

While this term is recognized and required by Canadian regulations, the SEC does not recognize it. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into mineral reserves.
"Merrill-Crowe process"
A separation technique for removing gold from a cyanide solution. The solution is separated from the ore by methods such as filtration and counter-current decantation, and then the gold is precipitated onto zinc dust. Silver and copper may also precipitate. The precipitate is filtered to capture the gold slimes, which are further refined, e.g., by smelting, to remove the zinc and by treating with nitric acid to dissolve the silver.
"metallurgical properties"	Properties characterizing metals and minerals behaviour under various processing techniques.
"metamorphism"	The process by which the form or structure of sedimentary or igneous rocks is changed by heat and pressure.
"mill"	A mineral treatment plant in which crushing, wet grinding and further treatment of ore is conducted; also a revolving drum used for the grinding of ores in preparation for treatment.
"mineral resource"
A concentration or occurrence of diamonds, natural solid inorganic material or natural solid fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Investors are cautioned not to assume that any part or all of the mineral deposits in any category of resources will ever be converted into mineral reserves.
"mineral reserve"
The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.
"muck"	Finely blasted rock (ore or waste) underground.
"net smelter return royalty"
A royalty payment made by a producer of metals based on the proceeds from the sale of mineral products after deducting off-site processing and distribution costs including smelting, refining, transportation and insurance costs.
"ounce"	A measurement of weight, especially used for gold, silver and platinum group metals. 1 troy ounce = 31.1035 grams.
"outcrop"	The part of a rock formation that appears at the surface of the Earth.
"oxidation"	A chemical reaction caused by exposure to oxygen, which results in a change in the chemical composition of a mineral.
"phenocryst"	Large crystals or mineral grains floating in the matrix or groundmass of a porphyry.

6        AGNICO EAGLE
           ANNUAL INFORMATION FORM

"pillar"	A block of ore or other rock entirely surrounded by stoping, left intentionally for purposes of ground control or on account of low value.
"plunge"	The inclination of a fold axis or other linear structure from a horizontal plane, measured in the vertical plane.
"polydeformed"	A rock that has been subjected to more than one instance of folding, faulting, shearing, compression or extension as a result of various tectonic forces.
"porphyritic"	Rock texture in which one or more minerals has a larger grain size than the accompanying minerals.
"porphyry"	Any igneous rock in which relatively large crystals, called phenocrysts, are set in a fine-grained groundmass.
"preliminary feasibility study" or "pre-feasibility study"
A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method (in the case of underground mining) or the pit configuration (in the case of an open pit) is established, and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.
"pressure oxidation"
A process by which sulphide minerals are oxidized in order to expose gold that is encapsulated in the mineral lattice. The main component of a pressure oxidation circuit consists of a pressurized vessel (autoclave) where the oxygen level, process temperature and acidity are the primary control parameters.
"probable mineral reserve"	The economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.
"proven mineral reserve"	The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.
"pyrite"	A yellow iron sulphide mineral, FeS2, normally of little value. It is sometimes referred to as "fool's gold".
"pyroclastic"	Rocks produced by explosive or aerial ejection of ash, fragments and glassy material from a volcanic vent.
"recovery"	The percentage of valuable metal in the ore that is recovered by metallurgical treatment.
"rock burst"	A sudden and often violent breaking of a mass of rock from the walls of a mine, caused by failure of highly stressed rock and the rapid release of accumulated strain energy.
"run-of-mine ore"	The raw, mined material as it is delivered, prior to sorting, stockpiling or treatment.
"sandstone"	A sedimentary rock consisting of grains of sand cemented together.
"schist"
A strongly foliated crystalline rock that can be readily split into thin flakes or slabs due to the well-developed parallelism of more than 50% of the minerals present in it, such as mica or hornblende.
"sedimentary rocks"	Rocks resulting from the consolidation of loose sediment that has accumulated in layers. Examples are limestone, shale and sandstone.
"semi-autogenous grinding (SAG)"	A method of grinding rock whereby larger chunks of the rock itself and steel balls form the grinding media.

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"shear" or "shearing"	The deformation of rocks by lateral movement along innumerable parallel planes, generally resulting from pressure and producing metamorphic structures such as cleavage and schistosity.
"shear zone"	A tabular zone of rock that has been crushed and brecciated by many parallel fractures due to shear stress. Such an area is often mineralized by ore-forming solutions.
"sill"	An intrusive sheet of igneous rock of roughly uniform thickness that has been forced between the bedding planes of existing rock.
"slurry"	Fine rock particles in circulating water in a treatment plant.
"stope"	1. Any excavation in a mine, other than development workings, made for the purpose of extracting ore.
2. To excavate ore in an underground mine.
"strike"	The direction, or bearing from true north, of a horizontal line on a vein or rock formation at right angles to the dip.
"stringers"	Mineral veinlets or filaments occurring in a discontinuous subparallel pattern in a host rock.
"sublevel retreat"	An underground mining method in which the ore is excavated in horizontal slices along the orebody, starting below and advancing upwards. The ore is recovered underneath in the stope.
"sulphide"	A mineral characterized by the linkage of sulphur with a metal, such as pyrite, FeS2.
"tabular"	Said of a feature having two dimensions that are much larger or longer than the third, such as a dyke.
"tailings"	Material rejected from a mill after the economically and technically recoverable valuable minerals have been extracted.
"tailings dam" or "tailings impoundment" or "tailings pond"
Area closed at the lower end by a constraining wall or dam to which mill effluents are sent, the prime function of which is to allow enough time for metals to settle out or for cyanide to be naturally destroyed before the water is returned to the mill or discharged into the local watershed.
"tenement"	The right to enter, develop and work a mineral deposit. Includes a mining claim or a mining lease. A synonym of mineral title.
"thickener"	A vessel for reducing the proportion of water in a pulp by means of sedimentation.
"thickness"	The distance at right angles between the hanging wall and the footwall of a lode or lens.
"tonne"	A metric measurement of mass. 1 tonne = 1,000 kilograms = 2,204.6 pounds = 1.1 tons.
"transfer fault"	A structure that can accommodate lateral variations of deformation and strain.
"transverse open stoping"
An underground mining method in which the ore is excavated in horizontal slices perpendicular to the orebody length and the stoping starts below and advances upwards. The ore is recovered underneath the stope through a drawpoint system.
"trench"	A narrow excavation dug through overburden, or blasted out of rock, to expose a vein or ore structure for sampling or observation.
"vein"	A mineral filling of a fault or other fracture in a host rock.
"wacke"	A "dirty" sandstone that consists of a mixture of poorly sorted mineral and rock fragments in an abundant matrix of clay and fine silt.
"winze"	An internal mine shaft.

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"Zadra elution circuit"	The process in this part of a gold mill strips gold and silver from carbon granules and puts them into solution.
"zone"	An area of distinct mineralization, i.e., a deposit.

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CORPORATE STRUCTURE

Agnico Eagle Mines Limited is a corporation governed by the Business Corporations Act (Ontario). The Company was formed by articles of amalgamation under the laws of the Province of Ontario on June 1, 1972, as a result of the amalgamation of Agnico Mines Limited ("Agnico Mines") and Eagle Gold Mines Limited ("Eagle"). Agnico Mines was incorporated under the laws of the Province of Ontario on January 21, 1953 under the name "Cobalt Consolidated Mining Corporation Limited". Eagle was incorporated under the laws of the Province of Ontario on August 14, 1945.

Since 1972, several corporate alterations have taken place. On August 22, 1972, the Company's articles were amended to permit the Company to: (i) borrow money on the credit of the Company, (ii) issue, sell or pledge debt obligations and (iii) charge, mortgage or pledge the Company's property. On June 27, 1980, Articles of Amendment were filed to allow the Company to use the name "Mines Agnico-Eagle Limitée". On July 5, 1984, the Company's articles were amended to delete all of the objects of the Company listed and specify that no restrictions apply to the business or powers that the Company may exercise. On July 3, 1986, Articles of Amendment were filed to set the minimum number of directors of the Company at five and the maximum at nine. On July 29, 1988, the Company's articles were amended to provide that the Company is authorized to issue an unlimited number of shares

On December 31, 1992, the Company amalgamated with Lucky Eagle Mines Limited. On June 30, 1993, the maximum number of directors of the Company was increased from nine to twelve. On January 1, 1996, the Company amalgamated with Goldex Mines Limited and 1159885 Ontario Limited. On October 17, 2001, the Company filed Articles of Arrangement which provided for the amalgamation of the Company and Mentor Exploration and Development Co. On July 12, 2002, the name of the Company was changed to "Agnico-Eagle Mines Limited/Mines Agnico-Eagle Limitee". On August 1, 2007, the Company amalgamated with Cumberland Resources Ltd., Agnico-Eagle Acquisition Corporation and Meadowbank Mining Corporation. On May 4, 2010, the maximum number of directors of the Company was increased from 12 to 15.

On January 1, 2011, the Company amalgamated with 1816276 Ontario Inc. (the ultimate successor corporation of Comaplex Minerals Corp.). On January 1, 2013, the Company amalgamated with 1886120 Ontario Inc. (the successor corporation to 9237-4925 Québec Inc.). On April 26, 2013, Articles of Amendment were filed to eliminate the hyphen between "Agnico" and "Eagle" and the official name of the Company became "Agnico Eagle Mines Limited/Mines Agnico Eagle Limitée".

The Company's head and registered office is located at Suite 400, 145 King Street East, Toronto, Ontario, Canada M5C 2Y7; telephone number (416) 947-1212; website: www.agnicoeagle.com. The information contained on the website is not part of this AIF. The Company's principal place of business in the United States is located at 1675 E. Prater Way, Suite 102, Sparks, Nevada 89434.

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The following chart sets out the corporate structure of the Company, each of its significant subsidiaries and certain other subsidiaries, together with the jurisdiction of organization of the Company and each such subsidiary as at March 21, 2014 (all of which are directly or indirectly wholly-owned by the Company, unless otherwise indicated).

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DESCRIPTION OF THE BUSINESS

The Company is an established Canadian-based international gold producer with mining operations in northwestern Quebec, northern Mexico, northern Finland and Nunavut and exploration activities in Canada, Europe, Latin America and the United States. The Company's operating history includes over three decades of continuous gold production, primarily from underground operations. Since its formation on June 1, 1972, the Company has produced approximately 9.6 million ounces of gold.

The Company's strategy is to focus on the continued exploration, development and expansion of its properties, all of which are located in politically stable jurisdictions. The Company has spent approximately $2.7 billion on mine development over the last five years. Through this development program, the Company transformed itself from a regionally focused, single mine producer to a multi-mine international gold producer with seven operating, 100% owned mines, and one advanced exploration project.

The following table sets out the date of acquisition, the date of commencement of construction and the date of achieving commercial production for the Company's mines.

	Date of Acquisition(1)	Date of Commencement of Construction	Date of achieving Commercial Production	Estimated Mine Life(2)

LaRonde mine	1992	1985	1988	2025

Lapa mine	June 2003	June 2006	May 2009	2016

Goldex mine(3)	December 1993	July 2012	October 2013	2017

Kittila mine	November 2005	June 2006	May 2009	2034

Meadowbank mine	April 2007	Pre-April 2007	March 2010	2017

Pinos Altos mine	March 2006	August 2007	November 2009	2027

La India mine	November 2011	September 2012	First quarter of 2014(4)	2020

Notes:

(1)
Date when 100% ownership was acquired.

(2)
Estimated end date for gold production based on the Company's current life of mine plans.

(3)
Construction of infrastructure for purposes of mining the Goldex Extension Zone (the "GEZ") commenced in July 2005 and the GEZ achieved commercial production in August 2008. Mining operations on the GEZ were suspended in October 2011. In late 2013, mining and production began from the M and E Zones of the Goldex mine.

(4)
Anticipated.

Since 1988, the LaRonde mine, in the Abitibi region of Quebec, has been the Company's flagship operation, producing approximately 4.7 million ounces of gold as well as valuable byproducts. The Lapa mine, one of the Company's highest grade metals mines, is 11 kilometres east of the LaRonde mine, and the Goldex mine, which achieved commercial production from the M and E Zones in October 2013, is 60 kilometres east of the LaRonde mine. The synergies between these sites contribute to the Company's efforts to reduce costs. The Kittila mine in Finland, which achieved commercial production in May 2009, has a long reserve life and has significant production expansion potential. The Pinos Altos mine, in Mexico, achieved commercial production in November 2009 and also has significant production expansion potential and the La India mine in Mexico is expected to achieve commercial production in the first quarter of 2014. The Company's Meadowbank mine in Nunavut achieved commercial production in March 2010 and is expected to produce the most gold (approximately 430,000 ounces) of any of the Company's mines in 2014. In addition, the Company plans to pursue opportunities for growth in gold production and gold reserves through the prudent acquisition or development of exploration properties, development properties, producing properties and other mining businesses in the Americas and Europe.

In 2013, the Company produced 1,099,335 ounces of gold at total cash costs per ounce of $672 (net of revenues from byproduct metals) and at all-in sustaining costs per ounce of $952. For 2014, the Company expects to produce between 1,175,000 and 1,205,000 ounces of gold at a total cash cost per ounce of gold between $670 and $690 (net of revenues from byproduct metals) and at all-in sustaining costs per ounce of approximately $990. The expected increase in total cash costs per ounce of gold produced in 2014 compared with 2013 is due primarily to the higher expected costs at the Company's Pinos Altos, Kittila and Lapa mines and the Creston Mascota deposit at Pinos Altos. The Company also expects

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to produce approximately 50,000 ounces of gold at the new La India mine at a total estimated cash costs per ounce of $743 in 2014. See "Introductory Notes – Note to Investors Concerning Certain Measures of Performance" for a discussion of the use of the non-US GAAP measure total cash costs per ounce and all-in sustaining costs per ounce. The Company has traditionally sold all of its production at the spot price of gold due to its general policy not to sell forward its future gold production.

In 2013, the Company calculated all-in sustaining costs per ounce of gold produced as the aggregate of total cash costs, sustaining capital expenditures, exploration and corporate development expenses (excluding greenfield exploration) and general and administrative expenses (net of stock options) divided by the amount of gold produced. In response to the recommendations from the World Gold Council, the Company will modify how it calculates all-in sustaining costs for 2014 to the aggregate of total cash costs, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and reclamation expenses divided by the amount of gold produced. All-in sustaining costs is a non-US GAAP measure and is used to show the full cost of gold production from current operations. The Company's methodology for calculating all-in sustaining costs may not be similar to the methodology used by other producers that disclose all-in sustaining costs. The Company may change the methodology it uses to calculate all-in sustaining costs in the future, including in response to the adoption of formal industry guidance regarding this measure by the World Gold Council.

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

2011

On August 4, 2011, the Company amended and restated its credit facility with a group of financial institutions that provides a $1.2 billion unsecured revolving bank credit facility.

In September 2011, the Company entered into an acquisition agreement with Grayd Resource Corporation ("Grayd"), a Canadian-based natural resource company listed on the TSX Venture Exchange, pursuant to which the Company agreed to make an offer to acquire all of the issued and outstanding common shares of Grayd. At the time, Grayd held a 100% interest in the La India property located in the Mulatos Gold Belt of Sonora, Mexico and had recently discovered the Tarachi gold porphyry prospect located approximately ten kilometres north of the La India property. In October 2011, the Company made the offer by way of a take-over bid circular, as amended and supplemented, and, in November 2011, acquired approximately 95% of the outstanding common shares of Grayd. In January 2012, the Company completed a compulsory acquisition of the remaining outstanding common shares of Grayd and Grayd became a wholly-owned subsidiary of the Company. In aggregate, the Company issued 1,319,418 of its common shares and paid C$179.7 million in cash as consideration to Grayd shareholders in connection with the transaction.

On October 19, 2011, the Company suspended mining operations and gold production at the Goldex mine due to geotechnical concerns with the rock above the mining horizon of the Goldex Extension Zone.

Capital expenditures by the Company in 2011 were $482.8 million. This included $90.7 million at the LaRonde mine (which included approximately $49.5 million of expenditures relating to the LaRonde mine extension), $18.4 million at the Lapa mine, $42.2 million at the Goldex mine, $86.5 million at the Kittila mine, $40.0 million at the Pinos Altos mine (which included approximately $7.6 million related to the Creston Mascota deposit at Pinos Altos), $116.9 million at the Meadowbank mine, $73.9 million at the Meliadine project and $14.2 million at other properties. In addition, the Company incurred $25.5 million of expenditures on mine site exploration and $50.2 million on exploration activities at the Company's exploration properties and on corporate development activities.

2012

In 2012, a 750 tonne per day expansion to the mill facilities at the Kittila mine was approved that is expected to increase the throughput capacity at the mine by 25% to 3,750 tonnes per day commencing in the second half of 2015. Total capital expenditures on the Kittila mine throughput expansion project are expected to be approximately $103.0 million over a three-year period.

On June 26, 2012, the Company entered into a letter of credit facility with The Bank of Nova Scotia, as lender, providing for a C$150 million uncommitted letter of credit facility which was, in 2013, increased to C$175 million.

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On July 24, 2012, the Company issued by way of private placement $200 million aggregate principal amount of guaranteed senior unsecured notes consisting of $100 million 4.87% Series A senior notes due 2022 and $100 million 5.02% Series B senior notes due 2024.

In 2012, exploration drilling was conducted on several mineralized zones on the Goldex mine property near the GEZ. A team of independent consultants and Company staff performed a review, including a preliminary economic assessment, to determine whether future mining operations on the property, including the M and E Zones, would be viable. In July 2012, after a review of the assessment, Agnico Eagle's board of directors (the "Board" or the "Board of Directors") approved the M and E Zones for development.

Capital expenditures by the Company in 2012 were $445.6 million. This included $75.2 million at the LaRonde mine, $18.5 million at the Lapa mine, $26.8 million at the Goldex mine, $60.0 million at the Kittila mine, $30.0 million at the Pinos Altos mine (which included approximately $5.8 million related to the Creston Mascota deposit at Pinos Altos), $39.2 million at the La India project, $105.1 million at the Meadowbank mine, $83.3 million at the Meliadine project and $7.5 million at other properties. In addition, the Company incurred $5.0 million of expenditures on mine site exploration and $104.5 million on exploration activities at the Company's exploration properties and on corporate development activities.

2013

On May 16, 2013, the Company completed its acquisition of all of the issued and outstanding common shares of Urastar Gold Corp. ("Urastar"), a Canadian based natural resource company listed on the TSX Venture Exchange, pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia). Urastar holds a 100% interest in certain mining properties in Sonora, Mexico. Under the terms of the arrangement, each shareholder of Urastar received C$0.25 per common share and holders of unexercised in-the-money warrants of Urastar received C$0.15 per warrant, for aggregate cash consideration of $10.1 million. Urastar is now a wholly-owned subsidiary of Agnico Eagle.

On October 1, 2013, commercial production was achieved at the Goldex mine's M and E Zones.

In September 2013, pre-production commissioning activities commenced at the La India mine.

Capital expenditures by the Company in 2013 were $577.8 million. This included $84.3 million at the LaRonde mine, $22.7 million at the Lapa mine, $65.1 million at the Goldex mine, $83.8 million at the Kittila mine, $60.4 million at the Pinos Altos mine (which included approximately $17.6 million related to the Creston Mascota deposit at Pinos Altos), $116.8 million at the La India project, $76.8 million at the Meadowbank mine, $61.4 million at the Meliadine project and $6.5 million at other properties. In addition, the Company incurred $4.9 million of expenditures on mine site exploration and $39.3 million on exploration activities at the Company's exploration properties and on corporate development activities.

Pre-2010

In the second quarter of 2004, the Company acquired an approximate 14% ownership interest in Riddarhyttan Resources AB ("Riddarhyttan"), a Swedish precious and base metals exploration and development company that was at the time listed on the Stockholm Stock Exchange. In November 2005, the Company completed a tender offer (the "Riddarhyttan Offer") for all of the issued and outstanding shares of Riddarhyttan that it did not own. The Company issued 10,023,882 of its common shares and paid and committed an aggregate of $5.1 million cash as consideration to Riddarhyttan shareholders in connection with the Riddarhyttan Offer. On March 28, 2011, Riddarhyttan was merged with Agnico Eagle AB and Agnico Eagle Sweden AB, with Agnico Eagle Sweden AB as the continuing entity. The Kittila mine, located approximately 900 kilometres north of Helsinki near the town of Kittila in Finnish Lapland, is currently 100% owned by Agnico Eagle Finland Oy, which is owned by Agnico Eagle Sweden AB.

In the first quarter of 2005, the Company entered into an exploration and option agreement with Industrias Penoles S.A. de C.V. ("Penoles") to acquire the Pinos Altos property in northern Mexico. The Pinos Altos property is comprised of approximately 11,000 hectares in the Sierra Madre gold belt, approximately 225 kilometres west of the city of Chihuahua in the state of Chihuahua in northern Mexico. In February 2006, the Company exercised its option and acquired the Pinos Altos property on March 15, 2006. Under the terms of the exploration and option agreement, the purchase price of $66.8 million was comprised of $32.5 million in cash and 2,063,635 common shares of the Company.

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In February 2007, the Company made an exchange offer for all of the outstanding shares of Cumberland Resources Ltd. ("Cumberland") not already owned by the Company. At the time, Cumberland was a pre-production development stage company listed on the Toronto Stock Exchange and American Stock Exchange whose primary asset was the Meadowbank property. In May 2007, the Company acquired approximately 92% of the issued and outstanding shares of Cumberland that it did not previously own and, in July 2007, the Company completed the acquisition of all Cumberland shares by way of a compulsory acquisition. The Company issued 13,768,510 of its common shares and paid $9.6 million in cash as consideration to Cumberland shareholders in connection with its acquisition of Cumberland.

In April 2010, the Company entered into an agreement in principle with Comaplex Minerals Corp. ("Comaplex") to acquire all of the outstanding shares of Comaplex that it did not already own. At the time, Comaplex owned a 100% interest in the advanced stage Meliadine gold property, which is located approximately 300 kilometres southeast of the Company's Meadowbank mine. In May 2010, the Company executed the definitive agreements with Comaplex and, in July 2010 by plan of arrangement, the Company acquired 100% of the Meliadine gold property through the acquisition of Comaplex, which was renamed Meliadine Holdings Inc. Pursuant to the arrangement, Comaplex transferred to Geomark Exploration Ltd. all assets and related liabilities other than those relating to the Meliadine project. In connection with the arrangement, the Company issued 10,210,848 of its common shares as consideration to Comaplex shareholders.

OPERATIONS AND PRODUCTION

Business Units and Foreign Operations

The Company operates through three business units: Northern Business, Southern Business and Exploration.

The Company's Northern Business is comprised of the Company's operations in Canada and Finland. The Company's Canadian properties include the LaRonde mine, the Lapa mine, the Goldex mine, the Meadowbank mine and the Meliadine project, each of which is held directly by the Company. The Company's operations in Finland are conducted through its indirect subsidiary, Agnico Eagle Finland Oy, which owns the Kittila mine. In 2013, the Northern Business accounted for approximately 80% of the Company's gold production. In 2014, the Company anticipates that the Northern Business will again account for approximately 80% of the Company's gold production.

The Company's Southern Business is comprised of the Company's operations in Mexico. The Company's mining at Pinos Altos is conducted through its subsidiary, Agnico Eagle Mexico S.A. de C.V., which owns the Pinos Altos mine, including the Creston Mascota deposit. The La India mine is owned by the Company's indirect subsidiary, Agnico Sonora, S.A. de C.V. In 2013, the Southern Business accounted for approximately 20% of the Company's gold production. In 2014, the Company anticipates that the Southern Business will again account for approximately 20% of the Company's gold production.

The Company's Exploration group focuses primarily on the identification of new mineral reserves and resources and new development opportunities in proven gold producing regions. Current exploration activities are concentrated in Canada, Europe, Latin America and the United States. Several projects were evaluated during 2013 in other countries where the Company believes the potential for gold occurrences is excellent and which the Company believes to be politically stable and supportive of the mining industry. The Company currently manages 65 properties in Canada, five properties in the United States, three groups of properties in Finland, one property in Sweden, and ten properties in Mexico. Exploration activities are managed from offices in Val d'Or, Quebec; Reno, Nevada; Chihuahua and Hermosillo, Mexico; Kittila, Finland; and Vancouver, British Columbia.

Northern Business

LaRonde Mine

The LaRonde mine is situated approximately halfway between the City of Rouyn-Noranda and the City of Val d'Or in northwestern Quebec (approximately 470 kilometres northwest of Montreal, Quebec) in the municipalities of Preissac and Cadillac. At December 31, 2013, the LaRonde mine was estimated to have proven and probable mineral reserves containing approximately 3.9 million ounces of gold comprised of 24.1 million tonnes of ore grading 5.00 grams per tonne. The Company's LaRonde mine consists of the LaRonde property and the adjacent El Coco and Terrex properties, each of which is 100% owned and operated by the Company. The LaRonde mine can be accessed either from Val d'Or in the east or from Rouyn-Noranda in the west, each of which are located approximately 60 kilometres from the LaRonde mine via Quebec provincial highway No. 117. The LaRonde mine is situated approximately two kilometres north of highway No. 117 on Quebec regional highway No. 395. The Company has access to the Canadian National Railway at Cadillac, Quebec, approximately six kilometres from the LaRonde mine.

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The Company first acquired an interest in the LaRonde property in 1974 through an indirect investment in Dumagami Mines Limited ("Dumagami"). The Company acquired 100% of the outstanding shares of Dumagami on December 19, 1989, and on December 29, 1992, Dumagami transferred all of its property and assets, including the LaRonde mine, to the Company and subsequently dissolved.

The LaRonde mine operates under mining leases obtained from the Ministry of Natural Resources (Quebec) and under certificates of approval granted by the Ministry of Sustainable Development, Environment, Wildlife and Parks (Quebec). The LaRonde property consists of 36 contiguous mining claims and one provincial mining lease and covers in total 1,047.4 hectares. The El Coco property consists of 22 contiguous mining claims and one provincial mining lease and covers in total 356.7 hectares. The Terrex property consists of 21 mining claims that cover in total 424.4 hectares. The mining leases on the LaRonde and El Coco properties expire in 2018 and 2021, respectively, and are automatically renewable for three further ten-year terms upon payment of a small fee. An application for a mining lease in respect of the Terrex property was submitted in October 2012 and is expected to be entered into in 2014. The Company also has three surface rights leases that cover in total approximately 303.6 hectares that relate to the water pipeline right of way from Lake Preissac and the eastern extension of the LaRonde tailings pond #7 on the El Coco property. The surface rights leases are renewable annually.

Location Map of the LaRonde Mine (as at December 31, 2013)

The LaRonde mine includes underground operations at the LaRonde and El Coco properties that can both be accessed from the Penna Shaft, a mill, a treatment plant, a secondary crusher building and related facilities. The El Coco property is subject to a 50% net profits interest (the "El Coco NPI") in favour of Barrick Gold Corporation ("Barrick") on future production from approximately 500 metres east of the LaRonde property boundary. The remaining 1,500 metres is subject to a 4% net smelter return royalty (the "El Coco NSR") in favour of Barrick. The Company has exercised its right of first refusal under each of the El Coco NPI and the El Coco NSR and is in the process of purchasing the El Coco NPI and the El Coco NSR from Barrick for $25,000 each. This area of the property is now substantially mined out and the Company has not paid royalties since 2004 and does not expect to pay royalties in 2014. In 2003, exploration work started to extend outside of the LaRonde property onto the Terrex property where a down-plunge extension of Zone 20 North was discovered. The Terrex property is subject to a 5% net profits royalty to Delfer Gold Mines Inc. The Company does not expect to pay royalties in respect of this part of the property in 2014. In addition, the Company owns 100% of the Sphinx property immediately to the east of the El Coco property. In 2013, 49% of the ore processed from the LaRonde mine was

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extracted from the deeper portion of the LaRonde mine (that is, below Level 245). In 2014, the Company anticipates that approximately 72% of the ore processed will be from this deeper part of the mine.

The Company expects future byproduct metal recoveries at the LaRonde mine to decline as production continues to shift towards deeper sections of the mine where gold grades are higher and byproduct metals are less prevalent. The decreased byproduct revenues will result in higher total cash costs per ounce attributable to ore extracted from these parts of the mine.

The Abitibi region has a continental climate with average annual rainfall of 64 centimetres and average annual snowfall of 318 centimetres. The average monthly temperatures range from a minimum of minus 23 degrees Celsius in January to a maximum of 23 degrees Celsius in July. Under normal circumstances, mining operations are conducted year-round without interruption due to weather conditions. The Company believes that the Abitibi region of northwestern Quebec has sufficient experienced mining personnel to staff its operations in the Abitibi region. The elevation is 337 metres above sea level. The LaRonde property is relatively flat with a maximum relief of approximately 40 metres. The topography gently slopes down from north to south and is characterized by boreal-type forest at LaRonde and the nearby properties. All of the LaRonde mine's power requirements are supplied by Hydro-Quebec through connections to its main power transmission grid. Water used in the LaRonde mine's operations is sourced from Lake Preissac and is transported approximately four kilometres to the minesite through a surface pipeline.

Mining and Milling Facilities

Surface Plan of the LaRonde Mine (as at December 31, 2013)

Surface Rights
Lease 807400
LARONDE Mining Lease
BM-796
NorthEast Property
Polishing
pond #1
Polishing
pond #2
Tailing management facility
Surface Rights
Lease 816693
Polishing
pond 3B
Polishing
pond 3A
Waste dump
Waste dump
Penna Shaft
Mine offices
Shaft #2
Open pit #1
Open pit #2
Open pits
Ore stockpile
Shaft #1
LaRonde
processing plant
Lapa
processing plant
Bousquet
Property
Dormenan Creek
El Coco
Mining Lease
BM 854
El Coco
Property
Terrex
Property
395
395
4000 N
3000 N
6000 E
7000 E
8000 E
9000 E
0
1
kilometres
N

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The LaRonde mine was originally developed utilizing a 1,207-metre shaft (Shaft #1) and an underground ramp access system. The ramp access system is available down to Level 25 of Shaft #1 and continues down to Level 293 at the Penna Shaft. The mineral reserve accessible from Shaft #1 was depleted in September 2000 and Shaft #1 is no longer in use. A second production shaft (Shaft #2), located approximately 1.2 kilometres to the east of Shaft #1, was completed in 1994 to a depth of 525 metres and was used to mine Zones 6 and 7. Both ore zones were depleted in March 2000 and the workings were allowed to flood up to Level 6 (approximately 280 metres). A third shaft (the Penna Shaft), located approximately 800 metres to the east of Shaft #1, was completed down to a depth of 2,250 metres in March 2000. The Penna Shaft is used to mine Zones 20 North, 20 South, 6 and 7. In 2009, as part of the LaRonde mine extension, the Company completed construction of an 823-metre internal shaft from Level 203 to access the ore below Level 245, approximately 2,858 metres below surface.

In 2006, the Company initiated construction to extend the infrastructure at the LaRonde mine to access the ore below Level 245. Hoisting from this deeper part of the LaRonde mine began in the fourth quarter of 2011 and commercial production was achieved in November 2011. Access to the deeper part of the LaRonde mine is provided through a 823-metre internal shaft (completed in November 2009) starting from Level 203, for a total depth of 2,858 metres from surface. A ramp is used to access the lower part of the orebody down to 3,110 metres in depth. The internal winze system is used to hoist ore from depth to facilities on Level 215, approximately 2,150 metres below surface, where it is transferred to the Penna Shaft hoist.

Production from the deeper levels of the LaRonde mine continues to move towards anticipated steady-state levels. As a result, logistical problems, such as congestion in the underground workings, occur from time to time. The Company anticipates that these issues, and any other issues that may prevent or delay extraction and transportation of ore from a particular stope will be less prevalent when the stope development work at depth is more advanced.

The new cooling plant on Level 262 began operating in December 2013, and other components of the ventilation system are currently being commissioned, with all components expected to be operational before the summer of 2014. It is expected that the new system will reduce the frequency of heat-related delays experienced in prior years.

In 2014, the Company expects to commence the installation of a coarse ore conveyor system that will extend from Level 293 to the crusher on Level 280. The new conveyor system, which is expected to be operational in late 2015, is expected to lower costs and reduce congestion in the deeper portions of the mine.

Mining Methods

Four mining methods have historically been used at the LaRonde mine: open pit for the three surface deposits; sublevel retreat; longitudinal retreat with cemented rock backfill or paste backfill; and transverse open stoping with paste, cemented rock backfill or unconsolidated backfill. The primary source of ore at the LaRonde mine continues to be from underground mining methods. During 2013, two of the traditional mining methods were used: longitudinal retreat with cemented rock backfill or paste backfill and transverse open stoping with cemented rock backfill, paste or unconsolidated backfill. In addition, to address concerns regarding the frequency and intensity of seismic events encountered at the lower levels of the LaRonde mine, a hybrid of these two methods has been developed and used. In the underground mine, sublevels are driven at between 30-metre and 40-metre vertical intervals, depending on the depth. Stopes are undercut in 15-metre wide panels. In the longitudinal method, panels are mined in 15-metre sections and backfilled with 100% cemented rock backfill or paste backfill. The paste backfill plant was completed in 2000 and is located on the surface at the processing facility. In the transverse open stoping method, approximately 50% of the ore is mined in the first pass and filled with cemented rock backfill or paste backfill. On the second pass, the remainder of the ore is mined and filled with unconsolidated waste rock backfill or cemented paste backfill.

The throughput at LaRonde in 2013 averaged 6,354 tonnes per day compared with 6,444 tonnes per day in 2012. The reduced throughput in 2013 was largely due to the continuing transition to the lower mine, where factors such as heat, congestion, seismicity and lack of operational flexibility underground negatively impacted the mine's ability to provide the planned tonnage to the mill. Throughput in 2013 was also reduced due to an unplanned 16 day shutdown of the Penna Shaft.

The Company's operations at the LaRonde mine reach close to three kilometres below surface. There are very few resources available to model the geomechanical conditions at this depth, where operations are subject to high stress levels. The Company conducts periodic technical reviews of its operations at these levels using consultants with experience in deep mining. The Company uses the results of these technical reviews to adapt best mining practices for its operations at these levels.

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Surface Facilities

Surface facilities at the LaRonde mine include a processing plant with a daily capacity of 7,200 tonnes of ore, which has been expanded four times since 1987 from the original rate of 1,630 tonnes per day. Beginning in 1999, transition to the LaRonde mine's poly metallic massive sulphide orebody required several modifications to the processing plant, including a new coarse-ore handling system, new SAG and ball mills, the addition of a zinc flotation circuit and capacity increases to the existing copper flotation and precious metals circuits. In 2008, the installation of a limited copper/lead separation flotation circuit, following the copper flotation circuit, was completed. Also in 2008, a cyanidation plant began operation for the treatment of sulphide concentrate from the Goldex mine. A new CIL circuit was completed and began operation in April 2013 to replace the existing LaRonde precious metal Merrill-Crowe circuit. The LaRonde mine is also the site for the Lapa mine ore processing plant (1,500 tonnes per day) that was commissioned in the second quarter of 2009.

The ore requires a series of grinding, copper/lead flotation and separation, zinc flotation and zinc tails precious metals leaching circuits, now followed by CIL recovery. Paste backfill and cyanide destruction plants operate intermittently. The tailings area has a dedicated cyanide destruction and metals precipitation plant that water passes through prior to recirculating to the mill. A biological water treatment plant was commissioned in 2005 to address the build-up of thiocyanate in the tailings ponds at the LaRonde mine. This build-up was the result of the high sulphide content of the LaRonde mine ore and 90% recirculation of the process water. The plant uses bacteria to oxidize and destroy thiocyanate and removes phosphate from the water before it is released to the environment.

The Goldex concentrate circuit consists of pulp received from the Goldex mill via truck and subsequent leaching of the pulp with cyanide. The leached material is sent to the Lapa CIL circuit for gold recovery along with Lapa residual pulp. The Goldex concentrate circuit ceased to operate in November 2011 following the suspension of mining operations at Goldex. In the fourth quarter of 2013, mining operation resumed in the M and E Zones of the Goldex mine and the Goldex concentrate circuit resumed operation.

The Lapa process consists of a two-stage grinding circuit to reduce the granularity of the ore. A gravity recovery circuit that is incorporated into the grinding circuit recovers up to 45% of the available gold, depending on feed grades. The residual pulp is leached in a conventional CIL circuit to dissolve the balance of the precious metal. A carbon strip circuit recovers the gold from the carbon which is recycled to the leach circuit.

Production and Mineral Recoveries

During 2013, the LaRonde mine had payable production of 181,781 ounces of gold, 2,102,116 ounces of silver, 19,814 tonnes of zinc and 4,835 tonnes of copper from 2,319,132 tonnes of ore grading 2.63 grams of gold per tonne and 36.87 grams of silver per tonne, 1.18% zinc and 0.27% copper. The total cash cost at LaRonde in 2013 per ounce of gold produced net of byproduct credits was $763 The LaRonde processing facility averaged 6,354 tonnes of ore per day and operated 91.4% of available time. The minesite cost at LaRonde was C$99 per tonne. Gold and silver recovery averaged 92.60% and 86.31%, respectively. Zinc recovery averaged 85.10% with a concentrate quality of 54.16% zinc. Copper recovery averaged 79.82% with a concentrate quality of 20.61% copper.

The following table sets out the metal recoveries and concentrate grades at the LaRonde mine in 2013.

		Copper Concentrate (24,660 tonnes produced)		Zinc Concentrate (43,048 tonnes produced)		Lead Concentrate (668 tonnes produced)
	Head Grades	Grade	Recovery	Grade	Recovery	Grade	Recovery	Overall Metal Recoveries	Payable Production

Gold	2.63 g/t	147 g/t	59.34%	8.61 g/t	6.07%	191.8 g/t	2.10%	92.60%	181,781 oz

Silver	36.87 g/t	1,436 g/t	41.41%	297.9 g/t	14.99%	4,553 g/t	3.55%	86.31%	2,102,116 oz

Copper	0.27%	20.61%	79.82%	0.91%	6.15%	7.21%	0.80%	86.70%	4,835 t

Lead	0.14%	4.26%	31.50%	1.68%	21.70%	46.45%	9.29%	62.50%	290 t

Zinc	1.18%	2.79%	2.51%	54.16%	85.10%	3.70%	0.09%	87.70%	19,814 t

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Annual production at the LaRonde mill in 2014 is expected to consist of approximately 215,000 ounces of gold, 1,027,320 ounces of silver, 5,126 tonnes of copper and 7,830 tonnes of zinc from 2,132,000 tonnes of ore grading 3.37 grams per tonne gold, 22.8 grams per tonne silver, 0.30% copper and 0.55% zinc. The total cash costs to produce gold in 2014 are expected to be $671 per ounce net of byproduct credits, with gold recovery estimated at 93.2%, silver recovery of 65.8%, copper recovery of 80.1% and zinc recovery of 66.8%. Gold recovery at the LaRonde mine is distributed approximately as follows: 66.7% in the copper concentrate, 3.27% in the zinc concentrate and 23.22% via leaching. Minesite costs of C$100 per tonne are expected in 2014.

Environmental Matters

Currently, water is treated at various facilities at the LaRonde mine. Water contained in the tailings that is to be used as underground backfill is treated to degrade cyanide using a sulphur dioxide and air process. The tailings entering the tailings pond are first decanted and the clear water subjected to natural cyanide degradation. This water is then transferred to sedimentation pond #1 to undergo a secondary treatment at a plant located between sedimentation ponds #1 and #2 that uses a peroxy-silicate process to destroy cyanide, lime and coagulant to precipitate metals. The tailings pond occupies an area of about 175 hectares. Waste rock that is not used underground for backfill is brought up to the surface and stored in close proximity to the tailings pond to be used to build coffer dams inside the pond. A waste rock pile containing approximately 500,000 tonnes of waste and occupying about nine hectares is located west of the mill.

Due to the high sulphur content of the LaRonde mine ore, the Company has had to address toxicity issues in the tailings ponds since the 1990s. The treatment process has been stable since introducing and optimizing a biological treatment plant in 2004, and the effluent has remained non-toxic since 2006. In 2006, the Company commenced an ammonia stripping operation involving an effluent partially treated by the biological treatment plant which allowed an increase in treatment flow rate, while keeping the final effluent toxicity-free. Since 2010, the Company has operated ammonia stripping towers to further increase the treatment flow rate of the biological plant. In addition, water from mine dewatering and drainage water are treated to remove metals prior to discharge at a high-density sludge lime treatment plant located at the LaRonde mill.

A tailings spill resulting from a puncture in the tailings line occurred in December 2013. The Company notified the relevant regulators, the tailings were recovered and the area was immediately cleaned-up and the Company does not expect any additional rehabilitation will be required. A notice of infraction in respect of the spill was subsequently received from the Quebec Ministry of the Environment.

A revision to the closure plan for the Laronde mine was submitted to the Ministry of Natural Resources (Quebec) at the end of 2012 and was approved in 2013. Financial assurance has been provided based on the closure plan.

Capital Expenditures

Capital expenditures at the LaRonde mine during 2013 were approximately $83.8 million, which included sustaining capital expenditures and deferred expense, but excluded capitalized drilling. Budgeted 2014 capital expenditures at the LaRonde mine are $81.0 million, excluding capitalized drilling.

Development

In 2013, a total of 13,437 metres of lateral development was completed. Development was focused on stope preparation of mining blocks for production in 2013 and 2014, especially the preparation of the lower mine production horizon. A total of 5,884 metres of development work was completed for the LaRonde mine extension infrastructure and the ramp to access the LaRonde mine extension.

A total of 11,500 metres of lateral development is planned for 2014. The main focus of development work continues to be stope preparation and the LaRonde mine extension access toward the orebody.

Geology, Mineralization and Exploration

Geology

The LaRonde property is located near the southern boundary of the Archean-age (2.7 billion years old) Abitibi Subprovince and the Pontiac Subprovince within the Superior Geological Province of the Canadian Shield. The most important regional structure is the Cadillac-Larder Lake ("CLL") fault zone marking the contact between the Abitibi and Pontiac Subprovinces, located approximately two kilometres to the south of the LaRonde property.

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The geology that underlies the LaRonde mine consists of three east-west-trending, steeply south-dipping and generally south-facing regional groups of rock formations. From north to south, they are: (i) 400 metres (approximate true thickness) of the Kewagama Group, which is made up of a thick band of interbedded wacke; (ii) 1,500 metres of the Blake River Group, a volcanic assemblage that hosts all the known economic mineralization on the property; and (iii) 500 metres of the Cadillac Group, made up of a thick band of wacke interbedded with pelitic schist and minor iron formation.

Zones of strong sericite and chlorite alteration that enclose massive to disseminated sulphide mineralization (including the ore that is mined for gold, silver, zinc, copper and lead at the LaRonde mine) follow steeply dipping, east-west-trending, anastomosing shear zone structures within the Blake River Group volcanic units across the property. These shear zones are part of the larger Doyon-Dumagami Structural Zone that hosts several important gold occurrences (including the Doyon gold mine, the Westwood project and the former Bousquet mines) and has been traced for over ten kilometres within the Blake River Group, from the LaRonde mine westward to the Mouska gold mine.

Mineralization

The gold-bearing zones at the LaRonde mine are lenses of disseminated stringers through to massive, aggregates of coarse pyrite with zinc, copper and silver content. Ten zones that vary in size from 50,000 to 40,000,000 tonnes have been identified, of which four are (or are believed to be) economic. Gold content is not proportional to the total sulphide content but does increase with copper content. Gold values are also higher in areas where the pyrite lenses are crosscut by tightly spaced north-south fractures.

These historical relationships, which were noted at LaRonde Shaft #1's Main Zone, are maintained at the Penna Shaft zones. The zinc-silver (i.e. Zone 20 North) mineralization with lower gold values, common in the upper mine, grades into gold-copper mineralization within the lower mine. The predominant base metal sulphides within the LaRonde mine are chalcopyrite (copper) and sphalerite (zinc).

The Company believes that Zone 20 North is one of the largest gold-bearing massive sulphide mineralized zones in the world and one of the largest known mineralized zones in the Abitibi region of Ontario and Quebec. Zone 20 North contains the majority of the mineral reserves and resources at the LaRonde mine, including 23.1 million tonnes of proven and probable mineral reserves grading 5.09 grams of gold per tonne, representing 96% of the total proven and probable mineral reserves at the LaRonde mine, 3.5 million tonnes of indicated mineral resources grading 2.03 grams of gold per tonne, representing 83% of the total measured and indicated mineral resources at the LaRonde mine, and 9.1 million tonnes of inferred mineral resources grading 4.86 grams of gold per tonne, representing 87% of the total inferred mineral resources at LaRonde.

Zone 20 North extends between 700 metres below surface and at least 3,500 metres below surface, and remains open at depth. With increased access on the lower levels of the mine (i.e., below Level 215 and from the internal shaft on levels 257 and 278), the transformation from a "zinc/silver" orebody to a "gold/copper" deposit is expected to continue during 2014.

Zone 20 North can be divided into an upper zinc/silver enriched gold-poor zone and a lower gold/copper enriched zone. The zinc zone has been traced over a vertical distance of 1,700 metres and a horizontal distance of 570 metres, with thicknesses approaching 40 metres. The gold zone has been traced over a vertical distance of over 2,200 metres and a horizontal distance of 900 metres, with thicknesses varying from three to 40 metres. The zinc zone consists of massive zinc/silver mineralization containing 50% to 90% massive pyrite and 10% to 50% massive light brown sphalerite. The gold zone mineralization consists of 30% to 70% finely disseminated to massive pyrite containing 1% to 10% chalcopyrite veinlets, minor disseminated sphalerite and rare specks of visible gold. Gold grades are generally related to the chalcopyrite or copper content. At depth, the massive sulphide lens becomes richer in gold and copper. During 2013, 2.0 million tonnes of ore grading 2.68 grams of gold per tonne, 39.45 grams of silver per tonne, 1.22% zinc, 0.29% copper and 0.15% lead were mined from Zone 20 North.

Exploration

The combined amount of gold in proven and probable mineral reserves at the LaRonde mine at the end of 2013 is 3.88 million ounces, which represents a decrease of 8% as compared to the end of 2012. This mineral reserve includes the replacement of 196,000 ounces of gold mined in 2013. The reduction in reserves is principally associated with ore mined during 2013 and a decrease in metal prices used in the reserve and resources calculations at the end of 2013 compared to the end of 2012. Underground indicated resources at the LaRonde mine decreased by 1.2 million tonnes grading 1.03 grams of gold per tonne because of lower metal prices used for estimations. New inferred resources in Zone 20 North resulting from underground diamond drilling in 2013 combined with losses due to lower metal prices used for

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modelling and estimation led to a net loss of 1.4 million tonnes of inferred resources but a net gain of 0.1 million ounces of gold.

Diamond drilling is used for exploration on the LaRonde property. In 2013, seven holes (3,417 metres) were drilled for definition (conversion) drilling and three holes (1,977 metres) were for exploration. Expenditures on diamond drilling at the LaRonde mine during 2013 were approximately $1.1 million, including $0.5 million in definition drilling expenses charged to capital costs at the LaRonde mine, and $0.6 million expensed as exploration drilling.

The main focus of the 2013 exploration program was continuing the investigation of Zone 20 North and Zone 6-7 horizons at depth. This program was conducted from the Level 215 exploration drift, approximately 2,150 metres below the surface. The first deep hole of the program was completed at the end of 2009 to a final length of 1,852 metres. This hole intersected Zone 20 North at a depth of 3,520 metres below surface, which is approximately 410 metres below the current reserve envelope. In 2010, a second branch was drilled from this mother hole and intersected mineralization at a depth of 3,595 metres below surface. Another deep hole was initiated in 2011 and intersected Zone 6 horizon in 2012 at a depth of 3,551 metres below surface. The 22.8-metre thick massive sulphide zone has the same characteristics as other deposits on the property. In 2013, a follow-up campaign was planned from Level 278 to determine the extent of the deposit but the campaign was stopped due to excessive deviation during the drilling of the first hole. The Company has decided to delay the program until new accesses are developed from the lower levels of the mine (Level 290), which the Company expects will occur sometime in 2014 or 2015. The new accesses will provide better positioning and precision for diamond drilling.

In addition, in 2013, definition (conversion) drilling was undertaken in Zone 20 North below Level 311 to increase the level of confidence in inferred resources of that area. The drilling campaign was conducted from the Level 292 ramp, a new access developed in 2013.

In 2014, the Company expects to spend $0.35 million on 2,500 metres of definition (conversion) drilling and $0.61 million on 3,600 metres of exploration drilling, for a total of $0.96 million at the LaRonde mine.

Bousquet and Ellison Properties

The Bousquet property is located immediately west of the LaRonde mine and consists of two mining leases covering 80.0 hectares and 31 claims covering 384.9 hectares. The property, along with various equipment and other mining properties, was acquired from Barrick in September 2003 for $3.9 million in cash (including transaction costs), $1.5 million in common shares of the Company and the assumption of specific reclamation and other obligations related to the Bousquet property. The property is subject to a 2% net smelter return royalty interest in favour of Barrick.

From 2004 to 2007, the Company recovered 108,407 tonnes of ore grading 2.33 grams of gold per tonne from a small open pit in Zone 4. In 2006 and 2007, the Company recovered 99,342 tonnes of ore grading 7.02 grams of gold per tonne from two small ore blocks underground at Bousquet. There has been no mining of this property since 2007.

In 2011, the Company completed a diamond drilling program consisting primarily of twinning and resampling historic holes to evaluate the production potential of an open pit at Zone 5. This work led to a new resource estimate for Zone 5 and an internal feasibility study has been conducted for a resumption of production in the Zone 5 open pit. Based on the Company's 2013 resources and reserves estimates, such a mining operation would not be economically feasible. As at December 31, 2012, probable reserves at Zone 5 (0.2 million ounces of gold comprised of 2.9 million tonnes grading 1.88 grams of gold per tonne) were re-classified to the indicated resources category. For the whole Bousquet property, including Zone 5, as at December 31, 2013, indicated resources totaled approximately 12.7 million tonnes grading 2.31 grams of gold per tonne, as well as inferred mineral resources totalling approximately 4.6 million tonnes grading 4.04 grams of gold per tonne.

The Ellison property is located immediately west of the Bousquet property and consists of eight claims covering 101.0 hectares. The property was acquired in August 2002 for $0.32 million in cash and a commitment to spend $0.49 million in exploration over four years. The commitment was fulfilled in 2004 and the property is 100% owned by the Company. The property is subject to a net smelter return royalty interest in favour of Yorbeau Resources Inc. that varies between 1.5% and 2.5% depending on the price of gold. Should commercial production from the Ellison property commence, the Company will be required to pay Yorbeau Resources Inc. an additional C$0.5 million in cash.

Expenditures on exploration in 2013 on both the Bousquet and Ellison properties were C$0.7 million, used to continue the optimization of the internal feasibility study completed in March 2012. In 2014, the Company doesn't expect there to be any expenditures on exploration at the Bousquet and Ellison properties.

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The December 31, 2013 indicated mineral resources at Ellison were approximately 0.4 million tonnes grading 4.54 grams of gold per tonne, and the inferred mineral resources were approximately 1.3 million tonnes grading 4.56 grams of gold per tonne.

Lapa Mine

The Lapa mine, which achieved commercial production in May 2009, is located approximately 11 kilometres east of the LaRonde mine near Cadillac, Quebec. At December 31, 2013, the Lapa mine was estimated to contain proven and probable mineral reserves of 0.3 million ounces of gold comprised of 1.5 million tonnes of ore grading 5.97 grams per tonne. The Lapa property is made up of the Tonawanda property, which consists of 44 contiguous mining claims and one provincial mining lease covering an aggregate of 702.4 hectares, and the Zulapa property, which consists of one mining concession covering 93.5 hectares. The mining lease at Lapa expires in 2029.

Location Map of the Lapa Mine (as at December 31, 2013)

The Company's initial interest in the Lapa property was acquired in 2002 through an option agreement with Breakwater Resources Ltd. ("Breakwater"). The Company undertook an aggressive exploration program and discovered a new gold deposit almost 300 metres below the surface. In 2003, the Company purchased the Lapa property from Breakwater for a payment of $8.9 million, a 1% net smelter return royalty on the Tonawanda property and a 0.5% net smelter return royalty on the Zulapa property. In 2008, the Company purchased all royalties from Breakwater for C$6.35 million. In addition, both the Zulapa and Tonawanda properties are subject to a 5% net profit royalty payable to Alfer Inc. and René Amyot. In 2004, an additional claim of 9.4 hectares was added to the Company's holdings at the Lapa mine. In January 2009, a mining lease covering 66.8 hectares was entered into with the Ministry of Natural Resources (Quebec).

The Lapa mine is accessible by provincial highway. The elevation varies between approximately 320 and 390 metres above sea level. All of the Lapa mine's power requirements are supplied by Hydro-Quebec through connections to its main power transmission grid. All of the water required at the Lapa mine is sourced from the Heva river located 3.5 kilometres to the south of the mine. The water is pumped into an existing open pit near the property that has been allowed to flood and from which the mine is supplied. The topography slopes relatively gently from north to south. The property is generally covered by a boreal-type forest consisting mainly of black spruce and white pine with minor amounts of birch and poplar.

For additional information regarding the Abitibi region in which the Lapa mine is located, see "– LaRonde Mine" above.

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Mining and Milling Facilities

Surface Plan of the Lapa Mine (as at December 31, 2013)

The Lapa site hosts an underground mining operation and the ore is trucked to the processing facility at the LaRonde mine, which has been modified to treat the ore, recover the gold and store the residues. Tailings from the Lapa mine are deposited in the tailings pond at the LaRonde mine.

In July 2004, the Company initiated the sinking of an 825-metre deep shaft at the Lapa property. In April 2006, 2,800 tonnes of development ore was extracted at Lapa and was estimated to contain, on average, 10.65 grams of gold per tonne. These results and results from other sampling methods were incorporated into a feasibility study, and in June 2006, the Company accelerated construction of the Lapa mine. This construction included extending the shaft to a depth of 1,369 metres, which was completed in October 2007. Significant additional construction was required in order for the Lapa mine to achieve commercial production in May 2009, including the construction of the mill.

Mining Methods

Two underground mining methods are used at the Lapa mine: longitudinal retreat with cemented backfill and locally transverse open stoping with cemented backfill. Sublevels are driven at 30-metre vertical intervals. Stopes are mined in 12-metre sections and backfilled with 100% cemented rock backfill. The underground infrastructure at the Lapa mine is predominantly located in areas with stable rock condition. However, in certain areas, the underground infrastructure is located in a talc chlorite schist (mainly ore zones), which may have a higher potential of instability. This risk of instability is managed at the Lapa mine through a ground control program. Excavated ore from the Lapa site is trucked via provincial highway to the processing facility at the LaRonde mine.

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Surface Facilities

The infrastructure on the Lapa property includes the refurbished former LaRonde Shaft #1 headframe and shafthouse, service buildings, offices, a settling pond for waste water, dry facilities, an ore bin, a diesel reservoir and a water treatment plant. A backfill plant was commissioned in December 2008 and the sedimentation pond was extended in 2007 to control suspended solids from underground dewatering discharge.

Ore at the Lapa mine is processed through grinding, gravity and leaching circuits. Dedicated milling facilities have been integrated into the mill at the LaRonde mine. With an average production of 1,755 tonnes per day in 2013, the mine operated consistently above its design rate of 1,500 tonnes per day. Dilution averaged 64% in 2013, a significant improvement over previous years.

Production and Mineral Recoveries

During 2013, the Lapa mine had payable production of 100,730 ounces of gold from 640,421 tonnes of ore grading 6.06 grams of gold per tonne. The total cash cost at Lapa in 2013 per ounce of gold produced was $678. The minesite cost at Lapa was C$110 per tonne. The Lapa processing facility averaged 1,755 per day and operated about 96.9% of available time. Gold recovery averaged 80.67%.

The following table sets out the metal recoveries at the Lapa mine in 2013.

	Head Grades	Overall Metal Recoveries	Payable Production

Gold	6.06 g/t	80.67%	100,730 oz

Gold production during 2014 at the Lapa mine is expected to be approximately 80,000 ounces from 555,000 tonnes grading 5.82 grams of gold per tonne at estimated total cash costs per ounce of approximately $850, with gold recovery expected to be 77.0%. Minesite costs of C$134 per tonne are expected.

Environmental Matters

Water used underground at the Lapa mine was initially re-circulated from mine dewatering after settling in the sedimentation pond. The re-circulation led to ammonia concentration in the water, and the Company experienced occasional toxicity problems in the water pond in 2008 and 2009. To address the ammonia content in the water, the Company built a 3.5-kilometre pipeline to obtain fresh water from the Heva River. The pipeline was commissioned in November 2009. The Company also commissioned a water treatment plant on site in the fourth quarter of 2010 to reduce the ammonia from mine dewatering. Output is currently within the target range at approximately ten parts per million of ammonia and average efficiency is at approximately 70%.

During the first year of operations of the water treatment plan, the removal of suspended solids in the water coming from the underground operations was through a sedimentation process. The limited capacity of the sedimentation pond limited the effectiveness of the system when there was a high variation in concentrations of suspended solids. In the second quarter of 2012, an Oberlin filtration unit was installed inside the treatment plant to improve the removal of suspended solids from water coming from underground operations. Despite the additional filtration, the process remains sensitive to variations in the concentrations of suspended solids and managing it requires special attention. The waste rock pile naturally drains towards the sedimentation pond. A waste rock sampling program implemented during the shaft sinking phase verified the non-acid generating nature of the waste rock. Water effluent from the sedimentation pond is being sampled as required under the Quebec mining effluent guidelines, and is expected to comply with the water quality criteria. The ore from the Lapa mine is transported and processed at the Lapa mill, which is located adjacent to the LaRonde Mill. The Lapa tailings are sent to the LaRonde mine tailings area.

There are no known environmental liabilities associated with the Lapa site. The Certificates of Authorization to proceed with mine production and with mill construction were issued by the Ministry of Sustainable Development, Environment, Wildlife and Parks (Quebec) in October and December 2007, respectively. The Certificate of Authorization for mill and tailings production was received in 2008.

A revision to the closure plan for the Lapa mine was submitted to the Ministry of Natural Resources (Quebec) in 2009 and was approved in 2012. Financial assurance has been provided based on the closure plan.

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Capital Expenditures

In 2013, the Company incurred approximately $19.9 million in capital expenditures at the Lapa mine, which included deferred development and sustaining capital expenditures (including underground construction and mining equipment), but excluded capitalized drilling. Budgeted 2014 capital expenditures at the Lapa mine are $16.0 million, which includes deferred development and sustaining capital, but excludes capitalized drilling.

Development

In 2013, a total of 7,804 metres of lateral development was completed. Development focused on permanent drifts (ramps and haulage way), stope preparation of mining blocks set for production in 2013 and 2014 and access to the satellite zones and the lower portions of the Contact zone.

Geology, Mineralization and Exploration

Geology

The Lapa property is located near the southern boundary of the Archean-age (2.7 billion years old) Abitibi Subprovince and the Pontiac Subprovince within the Superior Province of the Canadian Shield. The most important regional structure is the CLL fault zone marking the contact between the Abitibi and Pontiac Subprovinces. The fault zone passes through the property from west to east, and is marked by schists and mafic to ultramafic volcanic flows that comprise the Piché group (up to approximately 300 metres thick in the mine area). On the Lapa property, the fault zone displays a "Z" shaped fold to which all of the lithologic groups in the region conform. Feldspathic dykes cut the Piché group, especially near the fold. North of the Piché group lies the Cadillac sedimentary group, which consists of 500 metres or more of well-banded wacke, conglomerate and siltstone with intercalations of iron formation. The Pontiac group sedimentary rocks (up to approximately 300 metres thick) that occur to the south of the Piché group are similar to the Cadillac group but do not contain conglomerate nor iron formation.

Mineralization

All of the known gold mineralization along the CLL fault zone is epigenetic (late) vein type, controlled by the structure. The mineralization is associated with the fault zone and occurs within or immediately adjacent to the Piché group rocks.

The Lapa deposit is comprised of the Contact zone and five satellite zones. The Contact zone accounts for approximately 70% of the mineral reserves.

The ore zones are made up of multiple quartz veins and veinlets, often smoky and anastomosing, within a sheared and altered envelope containing minor sulphides and visible gold. The Contact zone is generally located at the contact between the Piché group and the Cadillac group. The satellite zones are located within the Piché group at a distance varying from ten to 50 metres from the contact with the Cadillac group, except for the satellite zones 7 and 8 at 150 metres from this same contact, and the Contact North zone, which is located approximately ten metres north of the Contact zone within the Cadillac group. The sheared envelope consists of millimetre-thick foliation bands of biotite or sericite with silica and, in places, cuts across rock units. Quartz veins and millimetre-sized veinlets parallel to the foliation account for 5% to 25% of the mineralization. Visible gold is common in the veins and veinlets but can also be found in the altered host rock. Sulphides account for 1% to 3% of the mineralization; the most common sulphides, in order of decreasing importance, are arsenopyrite, pyrite, pyrrhotite and stibnite. Graphite is also rarely observed as inclusions in smoky quartz veins.

The Contact and satellite zones are tabular mineralized envelopes oriented east-west and dipping very steeply to the north, turning south at depth. The economic portion of the zone has been traced from depths of approximately 450 metres to more than 1500 metres below surface. The Contact zone has an average strike length of 300 metres, varies in thickness from 2.8 to 5.0 metres and is open at depth. Locally some thicker intervals have been intersected but their continuity has not been demonstrated. The satellite zones have thicknesses similar to the Contact zone.

Exploration

Overall, there was a reduction of approximately 114,000 ounces of gold in reserves at the Lapa mine in 2013 after mining 125,000 ounces of gold. The net reduction was a result of gold production and delineation diamond drilling, offset by additional ounces from zone 7 and zones 100, 110 and 120. Underground indicated resources at the Lapa mine increased by 0.4 million tonnes grading 4.80 grams of gold per tonne mainly due to conversion and reclassification of resources below Level 128 of the Contact zone and below Level 113 of the East zone, and the re-interpretation of drilling results and new drilling on the Lapa property. Approximately 0.1 million tonnes of inferred resources grading 7.50 grams of gold per tonne were added following underground drilling in 2013. Drilling and evaluation will continue in 2014.

26     AGNICO EAGLE
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In 2013, a total of 174 holes were drilled on the Lapa property for a total length of 36,043 metres. Of the drilling in 2013, 166 holes (33,556 metres) were for definition (conversion) and 8 holes (2,487 metres) were for exploration. Expenditure on diamond drilling at the Lapa mine during 2013 was approximately $3.3 million, including $2.9 million in definition drilling expenses charged to capital costs and $0.4 million expensed on exploration drilling.

Two exploration diamond drilling programs were completed at the Lapa mine during 2013. The first program concentrated on confirming and expanding the known orebodies (in the Contact zone and the other satellite zones) in the immediate vicinity of the ore zones. The drilling tested the western area of the Contact zone reserve between the orebody and the limit of the property. The drilling also tested the Zulapa corridor of zones 7 and 8. The 2014 program will continue to focus on expanding mineral resources in those areas and further drilling will be needed to evaluate the economics of zone 8. The second program was executed from the exploration track drift on Level 101 (one kilometre deep) and from the surface toward the east area of the Contact zone. This program will continue through 2014.

In 2014, the Company expects to spend approximately $2.0 million on 22,670 metres of definition (conversion) drilling and approximately $1.4 million on 14,900 metres of exploration drilling, for a total of approximately $3.5 million at the Lapa mine.

Goldex Mine

The Goldex mine, which initially achieved commercial production in August 2008, is located in the City of Val d'Or, Quebec, approximately 60 kilometres east of the LaRonde mine. On October 19, 2011, the Company suspended mining operations and gold production from the GEZ, following the receipt of recommendations from independent consultants to halt underground mining operations during the investigation into geotechnical concerns with the rock above the mining horizon. As a result, the Company wrote off substantially all of its investment in the Goldex mine (approximately $254 million), took a closure provision of approximately $44 million and reclassified all of the remaining 1.6 million ounces of proven and probable gold reserves (approximately 0.9 million ounces of gold in proven reserves (14.8 million tonnes grading 1.87 grams of gold per tonne) and approximately 0.7 million ounces of gold in probable reserves (13.0 million tonnes grading 1.6 grams of gold per tonne) estimated as of December 31, 2010), other than the ore stockpiled on the surface, as mineral resources in the third quarter of 2011. The surface stockpile was processed in the Goldex mill by October 30, 2011.

In July 2012, the Company approved the development of the M Zone and the E Zone of the Goldex mine. Production from these zones began in the fourth quarter of 2013 and commercial production was achieved in October 2013. Development work is continuing underground on the M and E Zones. Exploration on the Deep Zone continues with underground diamond drilling.

The proven and probable reserves at Goldex as at December 31, 2013 were approximately 0.4 million ounces of gold comprised of 7.6 million tonnes grading 1.52 grams per tonne, all in the M, Mx and E Zones. Goldex also had measured and indicated resources of approximately 30.1 million tonnes grading 1.96 grams of gold per tonne, and inferred resources of approximately 26.1 million tonnes grading 1.64 grams of gold per tonne as at December 31, 2013.

In 2013, a feasibility study was carried out on the M2 and M5 Zones and the east part of the E Zone. The M2 and M5 Zones are located just above and to the east of the M Zone, and are between 50 metres and 225 metres below the surface. The east part of the E Zone is located to the east of the GEZ. This feasibility study indicated that mining these zones concurrently with the M and E Zones appeared economical. Therefore, the mineral resources of these new satellite zones were added to the reserves. The Company anticipates that the commencement of operations on these new satellite zones will result in increased daily throughput of the mine and mine life being extended further into 2017.

The Company anticipates that approximately 5,780 tonnes of ore per day grading 1.58 grams per tonne (diluted) will be extracted and processed from the M and E Zones over the next four years.

Other satellite zones at the Goldex mine such as the Deep and P Zones are being evaluated by the Company and, if found to be economically minable, are expected to provide the Company additional flexibility in its mining operations at the Goldex mine and may extend the mine life.

AGNICO EAGLE     27
ANNUAL INFORMATION FORM

Location Map of the Goldex Mine (as at December 31, 2013)

GOLDEX
Lake
de Montigny
732000mE
Goldex
Mining Lease
Probe Block
117
Shaft 2
Shaft 1
5331000mN
5331000mN
Tailing
pipeline
To Manitou tailing
management facility
Lake Lemoine
Tailing
management
facility
Rouyn-Noranda
Val-d'Or
Québec
Montréal
Agnico Eagle
Properties
Lakes and
Streams
Roads
0
1
kilometres
U.T.M-Nad83-Z17

The Goldex property is accessible by provincial highway. The elevation is approximately 302 metres above sea level. All of the Goldex mine's power requirements are supplied by Hydro-Quebec through connections to its main power transmission grid. The potable water at the Goldex mine is sourced directly by aqueduct from the City of Val d'Or. Mine operations have three main sources of water: underground dewatering water, the polishing pond of the auxiliary tailings pond and from the Thompson River, if needed. For additional information regarding the Abitibi region in which the Goldex mine is located, including information with respect to climate, topography, vegetation and mining personnel, see "– LaRonde Mine" above.

The Goldex mine operates under a mining lease obtained from the Ministry of Natural Resources (Quebec) and under certificates of approval granted by the Ministry of Sustainable Development, Environment, Wildlife and Parks (Quebec). The Goldex property, in which the Company has a 100% working interest, consists of 22 contiguous mining claims and, since April 2006, one provincial mining lease (98.6 hectares), covering an aggregate of 331.2 hectares. The property is made up of three blocks: the Probe block (130.7 hectares); the Dalton block (10.4 hectares); and the Goldex Extension block (190.1 hectares). The claims are renewable every second year upon payment of a small fee. The mining lease expires in 2028 and is automatically renewable for three further ten-year terms upon payment of a small fee. The Company also has one surface lease covering 418.5 hectares that is used for the auxiliary tailings pond. This lease is renewable annually upon payment of a fee.

The Goldex property includes underground operations that can be accessed from two shafts, a processing plant, an ore storage facility and other related facilities. The GEZ, which was the gold deposit on which the Company was focusing its production efforts before production was suspended indefinitely on October 19, 2011, was discovered in 1989 on the Goldex Extension block (although the Company believes a small portion of the GEZ occurs on the Probe block). On November 29, 2012, the Company purchased the 5% net smelter return royalty interest on the Probe block from Probe Mines Limited ("Probe") for cash consideration of C$14 million. Up to an additional C$4 million (in cash or common shares of the Company, at the election of Probe) may become payable by the Company to Probe if certain production thresholds are achieved on the Probe block. In 2013, no additional consideration was payable to Probe based on the production thresholds on the Probe block.

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In late 1997, the Company completed a mining study that indicated that the GEZ deposit was not economically viable to mine at the then-prevailing gold price (approximately $323 per ounce of gold) using the mining approach chosen and the drill-hole-indicated grade. The property was placed on care and maintenance and the workings were allowed to flood. In February 2005, a new mineral reserve and resource estimate was completed for the GEZ which, coupled with a feasibility study, led to a probable mineral reserve estimate of 1.6 million ounces of gold contained in 20.1 million tonnes of ore grading 2.54 grams of gold per tonne. The GEZ resource model was revised and, in March 2005, the Company approved a feasibility study and the construction of the Goldex mine. The mine achieved commercial production on August 1, 2008 and consistently operated at or above the designed rate of 6,900 tonnes per day until its operations were suspended in October 2011.

Based on the results of a scoping study completed in July 2009, the Company decided to expand the mine and mill operations at Goldex to 8,000 tonnes per day. This project was completed in 2010. Capital costs in connection with the expansion totaled $10 million. The crusher for the expansion was commissioned at the end of the first quarter of 2010 at a rate of 7,811 tonnes per day. The Company is not expected to produce more gold from the GEZ until the geotechnical concerns with the rock above the mining horizon are resolved.

Development and construction of the infrastructure needed for the extraction of the M and E Zones was carried out in 2012 and 2013. Concurrently, a paste backfill plant was built on the surface to provide filling material for the new mining method. Surface remediation, in the form of cement injection and other corrective work to the mine's surface infrastructure (including to Shaft #2) was also carried out.

Total mill throughput for 2013 was 527,654 tonnes of ore grading 1.35 grams of gold per tonne. Recovery averaged 91.81% for a total payable production of 20,810 ounces of gold, of which 1,505 ounces were from the pre-production phase.

Mining and Milling Facilities

Surface Plan of the Goldex Mine (as at December 31, 2013)

2500E
5000E
N
Goldex
Mining Lease
Deep Zone
GEZ Zone
S Zone
M Zone
M2,M3,M4,M5 Zone
Shaft #1
117
117
Service building
Mine offices
E Zone
E2 Zone
Ore stockpile facility
Shaft #2
Waste stockpile
2500N
2500N
Lake Lemoine
Processing
plant
2500E
5000E
Pipeline to tailing
management facility
0
1
kilometres

Mine coordinate system

AGNICO EAGLE     29
ANNUAL INFORMATION FORM

The surface facilities at Goldex include a head frame, a hoist room, a paste backfill plant, a surface building containing a mechanical shop, a warehouse and an office. In addition, the Goldex property had a 790-metre deep shaft (Shaft #1), which provided access to underground workings. Shaft #1 is now predominantly used for getting material into the mine as well as serving as an emergency exit from the mine.

The sinking of a new production shaft was completed in 2007. This shaft (Shaft #2) is a 5.5-metre diameter shaft with a 50-centimetre thick concrete lining and is used for ventilation as well as hoisting purposes. Shaft #2 is 865 metres deep and includes five stations. A refurbished friction hoist was installed for production and service duties, and an auxiliary hoist was installed for emergency and personnel service. The production hoist is equipped with one cage skip. Each skip has a 21.5-tonne capacity and the shaft can hoist an average of 7,000 to 8,000 tonnes of ore per day.

Mining Method

The Company mines the M and E Zones using primary and secondary stope methods. Drilling is carried out with ITH drills. Production holes can either be 4.5 or 6.5 inches in diameter. Bulk emulsion is used as the primary explosive for stope blasting. For both zones, stopes are approximately 55 metres high. The width and length of individual stopes vary based on local rock mass quality, but an average stope is expected to range between 60,000 and 100,000 tonnes. Ore handling in the M Zone is done with 15 yard load-haul-dump machines. This equipment unloads into an ore pass accessible from each level. In the E Zone, located below the bottom of Shaft #2, ore handling is done with 15 yard load-haul-dump machines and 45 tonne trucks.

All stopes are supported with 15 metre cable bolts. In addition, the stability of each stope is remotely monitored in real time. The Company also uses paste backfill to allow for a high extraction ratio and to increase long term stability.

Surface Facilities

Plant construction at Goldex commenced in the second quarter of 2006 and was completed in the first quarter of 2008. The plant reached design capacity in the second quarter of 2009. Grinding at the Goldex mill was initially done through a two-stage circuit comprised of a SAG mill and a ball mill. In 2009, a surface crusher was added to reduce the size of ore transferred to the surface from 150 millimetres to 50 millimetres. A lamellar decanter was also added to recover small particles present in the water overflow of the concentrate thickener. The underflow pump for this thickener was upgraded following flotation circuit modification to increase the pull rate of the small particles. Approximately two-thirds of the gold is recovered through a gravity circuit, passed over shaking tables and smelted on site. The remainder of the gold and pyrite is recovered through a flotation process. The concentrate is then thickened and trucked to the mill at the LaRonde mine where it is further treated by cyanidation. Gold recovered is consolidated with precious metals from the LaRonde and Lapa mines. The Company expects an average gold recovery of 92.4% in 2014.

In 2013, a new backfill plant was built on the site. The plant provides fill for the M and E Zone stopes. The tailing thickener underflow feeds the backfill plant, two disk filters increase the density before the continuous mixer where cement is added at a ratio of approximately 5% and then sent to the underground mine with a positive displacement pump. The capacity of the backfill plant is approximately 6,200 tonnes per day.

In 2013, metallurgical testing on ore from the M and E Zones showed that the cement in the backfill would have a negative impact on the efficiency of the flotation circuit. As a result, a pH control (using carbon dioxide), a reservoir and control valves were added to the mill.

In addition, surface facilities at the Goldex property include an electrical sub-station, a compressor building, a service building for administration, a warehouse building, a concrete headframe above Shaft #2, a hazardous waste storage facility and a dome covering the ore stockpile.

Production and Mineral Recoveries

From September to December 2013, the Goldex mine had payable production of 20,810 ounces of gold from approximately 0.53 million tonnes of ore grading 1.35 grams of gold per tonne. The total cash cost per ounce of gold produced at Goldex in 2013 was $782. The mine site cost per tonne at Goldex in 2013 was C$32. The Goldex processing facility averaged approximately 5,343 tonnes of ore treated per day and operated 95.0% of available time. Gold recovery averaged 91.81%.

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           ANNUAL INFORMATION FORM

The following table sets out the metal recoveries at the Goldex mine in 2013.

	Head Grades	Gravity Recovery	Flotation-Cyanidation Recovery	Global Recovery	Payable Production

Gold	1.35 g/t	64.18%	26.76%	91.81%	20,810 oz

The Company expects that approximately 5,200 tonnes of ore per day will be mined from the M and E Zones in 2014. Gold production during 2014 at the Goldex mine is expected to be approximately 80,000 ounces from 1,898,000 tonnes grading an average of 1.42 grams of gold per tonne at estimated total cash costs per ounce of approximately $799 with gold recovery expected to be 92.4%. Minesite costs of C$37 per tonne are expected during 2014.

Environmental Matters

Environmental permits for the construction and operation of an ore extracting infrastructure at the Goldex mine were received from the Ministry of Sustainable Development, Environment, Wildlife and Parks (Quebec) in October 2005. The permits also covered the construction and operation of a sedimentation pond for mine water treatment and sewage facilities. In June 2011, the permits were revised to allow for the expansion of the mine and mill operations to 9,500 tonnes per day. In June 2012, environmental permits were received for the construction and operation of a paste backfill plant in connection with the development of the M and E Zones.

In November 2006, the Company and the Quebec government signed an agreement permitting the Company to dispose of the Goldex tailings at the Manitou site, a tailings site formerly used by an unrelated third party and abandoned to the Quebec government. The Manitou tailings site has issues relating to acid drainage, and the construction of tailings facilities by the Company and the deposit of tailings from the Goldex plant on the Manitou tailings site was accepted by the Ministry of Sustainable Development, Environment, Wildlife and Parks (Quebec) as a valid rehabilitation plan to address the acid generation problem at Manitou. Under the agreement, the Company managed the construction and operation of the tailings facilities and the Quebec government paid all additional costs above the Company's budget for tailings facilities set out in the Goldex feasibility study. The Quebec government retains responsibility for all environmental contamination at the Manitou tailings site and for final closure of the facilities. In addition, the Company built a separate tailings deposit area (auxiliary tailings pond) near the Goldex mine. Environmental permits for the construction and operation of the auxiliary tailings pond were received in March 2007. To the end of 2013, approximately 909,780 tonnes of Goldex tailings had been discharged to the auxiliary pond and approximately 8.34 million tonnes had been discharged to the Manitou tailings site. The rehabilitation of the Manitou tailings site is expected to continue during the mining of the M and E Zones.

Internal dykes were also built in 2013 at the Manitou tailings site to make better use of the reduced quantity of available tailings for rehabilitation of the Manitou site. An infraction notice was received from the Québec Ministry of Environment in February 2014 for an exceedance of the C10-C50 parameter at the effluent of the auxiliary pond, however, the effluent was resampled and the parameter was compliant and has continued to be sampled as compliant.

As at December 31, 2013, the mine closure costs were revised to account for the change in conditions at the site due to the M and E Zones achieving commercial production in October 2013. As at December 31, 2013, the estimated remaining closure costs relating to the Goldex mine are approximately $15.4 million. In 2011, 2012 and 2013, the Company spent $7.6 million, $21.4 million and $9.0 million, respectively, on mine closure costs at Goldex.

Capital Expenditures

As a result of the Goldex mine closure in late 2011, from January to mid-October 2012, Goldex was considered an exploration project and, accordingly, none of the expenses incurred at Goldex were capitalized. A feasibility study for the M Zone and E Zone was completed in mid-October 2012, which demonstrated the potential for a new mining project at the M and E Zones. Accordingly, from mid-October until the end of 2012, all expenses were capitalized at Goldex. Total expenditures related to the M Zone and E Zone at Goldex before commercial production in 2013 were $47.9 million and $17.2 million from October to December 2013.

The 2012 feasibility study estimated that the payback period of capital for the Goldex operation would be five years after the start of construction (with construction starting in 2012), based on an assumed gold price of $1,342 per ounce and an exchange rate of C$1.03 per $1.00. This payback period calculation does not take into account any interest costs or inflation.

AGNICO EAGLE     31
ANNUAL INFORMATION FORM

Total estimated capital expenditures for 2014 are $29.0 million excluding capitalized drilling, with $5.6 million approved to further develop the M Zone and E Zone.

Development

During 2013, approximately 6,515 metres of lateral development were completed. A total of 319 metres of vertical development were also completed in order to establish both the ore pass system servicing the M Zone and the ventilation network servicing both the M Zone and E Zone. A total of 6,000 metres of lateral development is planned for both zones in 2014, while 275 metres of vertical development will be necessary to extend the ore pass system and to ensure proper ventilation of the M2 and M5 Zones. Development is expected to continue, at a slower rate, through 2015.

Geology, Mineralization and Exploration

Geology

The Goldex property is located near the southern boundary of the Archean-age (2.7 billion years old) Abitibi Subprovince, a typical granite-greenstone terrane located within the Superior Province of the Canadian Shield. The southern contact of the Abitibi Subprovince with the Pontiac Subprovince is marked by the east-southeast trending CLL fault zone, the most important regional structural feature. The Goldex deposit is hosted within a quartz diorite sill, the "Goldex Granodiorite", located in a succession of mafic to ultramafic volcanic rocks that are all generally oriented west-northwest.

The GEZ extends from 500 to 800 metres below the surface and is entirely hosted by the Goldex Granodiorite. The limits of the zone are defined by the intensity of the quartz vein stockwork envelope and by gold assays. The zone is almost egg-shaped; it is over 300 metres tall by 450 metres long (in a west-northwest direction) and its thickness increases rapidly from 25 metres along the east-west edges to almost 150 metres in the centre.

In 2013, exploration efforts at Goldex were focused on the M Zone, E Zone and Deep Zone. These zones are defined by quartz tourmaline veins and gold assays similar to the GEZ. The mineralization in the M2 and M5 Zones is similar to the GEZ, although their continuity is more limited and there appears to be stacking of dislocated zones containing gold-bearing quartz tourmaline pyrite veins and veinlets. The M Zone has been defined as having a length of 160 metres, a height of 120 metres and a thickness of 115 metres. The E Zone, adjacent to the eastern end of the GEZ, has a length of 150 metres, a height of 150 metres and a thickness of 100 metres. The Deep Zone is approximately 150 metres below the GEZ and close to 1,500 metres below the surface. It appears to have an approximate length of 500 metres.

Mineralization

Gold mineralization at Goldex corresponds to a quartz-tourmaline vein deposit type. The Goldex gold-bearing quartz-tourmaline-pyrite veins and veinlets have strong structural control. The most significant structure directly related to mineralization is a discrete shear zone, the Goldex Mylonite, that is up to five metres wide and occurs within the Goldex Granodiorite, just south of the GEZ and north of the M Zone.

A couple of vein sets exist within the GEZ, M Zone, E Zone, P Zone and Deep Zone, of which the main set consists of extensional shear veins dipping approximately 30° south. The vein sets and associated alteration halos combine to form stacked envelopes up to 30 metres thick.

Moderate to strong albite-carbonate alteration of the host-rock quartz diorite surrounds the quartz-tourmaline-pyrite veins and covers almost 80% of the mineralized zone; outside of the envelopes, prior chlorite alteration affects the quartz diorite and gives it a darker grey-green colour. Occasionally, enclaves of relatively unaltered medium grey-green-coloured quartz diorite (with no veining or gold) are found within the GEZ and the M and E Zones; they are removed with the rest of the stope's ore to allow for a smooth stope shape, required for mining purposes.

Most of the gold occurs as microscopic particles that are almost always associated with pyrite, generally adjacent to grains and crystals but also 20% included within the pyrite. The gold-bearing pyrite occurs in the quartz-tourmaline veins and in narrow fractures in the albite-carbonate-altered quartz diorite (generally immediately adjacent to the veins).

Exploration

Overall, there was an increase of approximately 23,600 ounces of gold in reserves at Goldex in 2013 despite mining 23,000 ounces of gold. Underground measured and indicated resources at the Goldex mine increased by 2.9 million tonnes to 30.1 million tonnes grading 1.96 grams of gold per tonne. In 2013, there was a reduction in inferred resources of

32     AGNICO EAGLE
           ANNUAL INFORMATION FORM

approximately 8.6 million tonnes to 26.1 million tonnes of ore grading 1.64 grams of gold per tonne. This decrease in the inferred resources was primarily due to the success of the 2013 conversion drilling program on the Deep Zone.

The diamond drilling at Goldex totaled 33.9 kilometres in 2013. Of this number, 13% (4.3 km) was exploration of the Deep Zone, 74% (25.1 km) was definition drilling principally in the Mx Zone (7.9 km for 32%), P Zones (7.8 km for 31%), Deep Zone (4.9 km for 20%), E Zone (1.6 km for 6%), S Zone (1.5 km for 6%) and M Zone (1.2 km for 5%), 6% was delineation drilling in the M and E Zones and 7% was drilling done to provide geotechnical information.

During 2013, $3.7 million was spent on exploration drilling at Goldex. A total of eight holes were drilled using diamond drilling methods for a total length of approximately 4.3 kilometres, compared to 202 holes for a total length of approximately 70.1 kilometres in 2012. Other exploration related expenses in 2013 included a study of the Deep Zone.

In 2014, the Company expects to spend $1.7 million on 13.2 kilometres of definition (conversion) drilling as well as $0.2 million on 4.2 kilometres of exploration drilling and $0.4 million on 330 metres of development work on the exploration ramp into the Deep Zone, for a total of $2.3 million at the Goldex mine.

Kittila Mine

The Kittila mine, which commenced commercial production in May 2009, is located in northern Finland approximately 900 kilometres north of Helsinki and 50 kilometres northeast of the town of Kittila. At December 31, 2013, the Kittila mine was estimated to contain proven and probable mineral reserves of 4.7 million ounces of gold comprised of 31.6 million tonnes of ore grading 4.64 grams of gold per tonne. The Kittila mine is accessible by paved road from the village of Kiistala, which is located on the southern portion of the main claim block. The gold deposit is located near the small village of Rouravaara, approximately ten kilometres north of the village of Kiistala, accessible via a paved road. The property is close to infrastructure, including hydro power, an airport and the town of Kittila. The mine also has access to a qualified labour force, including mining and construction contractors.

The total landholdings surrounding and including the Kittila mine comprise one mining licence (licence area of 847 hectares and licence extension area of 285 hectares) and 259 tenements covering approximately 24,356 hectares. The mineral titles form a continuous block around the Kittila mining licence. The block has been divided into the Suurikuusikko area, the Suurikuusikko West area, the Suurikuusikko East area and the Kittila mining licence centred at 25.4110 degrees longitude east and 67.9683 degrees latitude north.

The boundary of the mining licence is determined by ground-surveyed points, whereas the boundaries of the other tenements are not required to be surveyed. All of the tenements in the Kittila mine are registered in the name of Agnico Eagle Finland Oy, an indirect, wholly-owned subsidiary of the Company. The expiry dates of the tenements vary, with the latest expiry date being August 2017. Tenements are initially valid for four years, provided exploration work in the area is reported annually and a small annual fee is paid to maintain title; extensions for titles can be granted for 11 additional years upon payment of a slightly higher fee and active exploration in the area. Agnico Eagle Finland Oy also holds the mining licence in respect of the Kittila mine. The mine is subject to a 2.0% net smelter return royalty payable to the Republic of Finland.

The Kittila mine area is sparsely populated and is situated between 200 and 245 metres above sea level. The topography is characterized by low rolling forested hills separated by marshes, lakes and interconnected rivers. The gold deposit is situated on an area of land that has no special use at present and there is sufficient land available for tailings facilities. Water requirements for the Kittila mine are sourced from the nearby Seurujoki River, recirculation of water from pit dewatering and tailings pond water. The Kittila region is located within the South-West Lapland zone of the northern boreal vegetation zone characterized by spruce forests, marshes and bogs.

The mine is located within the Arctic Circle, but the climate is moderated by the Gulf Stream off the coast of Norway, such that northern Finland's climate is comparable to that of eastern Canada. Winter temperatures range from minus 10 to minus 30 degrees Celsius, whereas summer temperatures range from 10 degrees Celsius to the mid-20s. Exploration and mining work can be carried out year-round. Because of its northern latitude, winter days are extremely short with a brief period of 24-hour darkness around the winter solstice. Conversely, summer days are very long with a brief period of 24-hour daylight in early summer around the summer solstice. Annual precipitation varies between five and 50 centimetres, one-third of which falls as snow. Snow accumulation usually begins in November and remains until March or April.

AGNICO EAGLE     33
ANNUAL INFORMATION FORM

Location Map of the Kittila Mine (as at December 31, 2013)

KITTILA
2540000E
2560000E
2580000E
Lake Sarkojärvi
Lake Porttipahdan tekojärvi
Riv. Kapsajoki
Kittila Mining Lease
Lake Hanhimaa
Lake Munajärvi
Riv. Rourajoki
SIRKA (Levi)
Lake Rastijärvi
Lake Vesmajärvi
Riv. Seurujoki
KITTILÄ
80
To Sodankylä
7550000 N
7530000 N
7510000 N
Finland
Kittila
Rovaniemi
Helsinki
0
500
kilometres
Agnico Eagle Properties
Lakes and Streams
Road
0
20
kilometres
Finnish Coordinate System KKJ Zone2

The Company acquired its 100%, indirect interest in the Kittila mine through the acquisition of the Swedish company Riddarhyttan Resources AB in November 2005. In June 2006, on the basis of an independently reviewed feasibility study, the Company approved construction of the Kittila mine. Mining at Kittila started initially as open pit mining. This open pit mining was completed in November 2012 and all mining is currently carried out from the underground via ramp access. The initial underground stope was mined in early 2010. Ore is processed in a 3,000-tonne per day surface processing plant that was commissioned in late 2008. Limited gold concentrate production started in September 2008 and gold dore bar production commenced in January 2009. A decision to increase the mine production was made in February 2013 and construction started immediately. The production increase consists of expanding the processing capacity from 3,000 tonnes per day to 3,750 tonnes per day. The expansion project at the mine is expected to be completed by the middle of 2015.

34     AGNICO EAGLE
           ANNUAL INFORMATION FORM

Mining and Milling Facilities

Surface Plan of the Kittila Mine (as at December 31, 2013)

Kittila Mining Lease
Rimpi North pit
Rimpi South pit
Tailing management facility
Waste rock dump
Rouravaara pit
Rouravaara South pit
Shell pit
U/G portal
Ore stockpile
Processing plant
Mine offices
Waste rock dump
Suurikuusikko pit
Overburden deposit
Etela pit
Ketola pit
River Seurujoki
7540000 N
7539000 N
7538000 N
7537000 N
7536000 N
7535000 N
2557000E
2558000E
2559000E
2560000E
N
0
1
kilometres

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The orebodies at Kittila were mined initially from two open pits, followed by underground operations to mine the deposits further beneath the surface. Smaller additional open pits will be used to mine any remaining mineral reserves close to the surface in the future. Open pit mining started in May 2008 and the extracted ore was stockpiled. As of December 2013, a total of 4.8 million tonnes of ore have been processed, including ore from the open pits and underground, 0.54 million tonnes of ore are currently stockpiled and 33.8 million tonnes of waste rock have been excavated. Work on the ramp and other work to access the reserves underground continued throughout 2013. Total underground (lateral and vertical) development at the end of 2013 is approximately 36,000 metres. Underground mining commenced in the fourth quarter of 2010 and, at the end of 2013, a total of 1.99 million tonnes of ore has been mined from the underground portion of the mine.

Mining Methods

At the Kittila mine, the Suurikuusikko and the Rouravaara orebodies are currently mined by underground mining methods and access to the underground mine is via ramp. Approximately 3,000 tonnes of ore per day are fed to the concentrator. The underground mining method is open stoping with delayed backfill. Stopes are between 25 and 40 metres high and yield approximately 10,000 tonnes of ore per stope. To ensure sufficient ore production is available to supply the mill, over 7,000 metres of tunnels will be developed each year. After extraction, stopes are filled with paste backfill or cemented backfill to enable the safe extraction of ore in adjacent stopes. Ore will be trucked to the surface crusher via the ramp access system.

Surface mining at the Kittila mine ended in 2012. Surface mining was completed at the Rouravaara pit in April 2012 and surface mining at the Suurikuusikko pit was completed in early November 2012.

Surface Facilities

Construction of the processing plant and associated equipment was completed in 2008 and facilities on site include an office building, a maintenance facility for the open pit equipment, a warehouse, a maintenance shop, an oxygen plant, a processing plant, a paste backfill plant, a tank farm, a crusher, conveyor housings and an ore bin. In addition, some temporary structures house contractor offices and work areas.

The ore at the Kittila mine is treated by grinding, flotation, pressure oxidation and CIL circuits. After grinding, ore processing consists of two stages. In the first stage, ore is enriched by flotation and in the second stage the gold is extracted by pressure oxidation and cyanide-in-leach processes. At the end of the second stage, gold is recovered from the carbon in a Zadra elution circuit and recovered from the solution using electrowinning and finally poured into dore bars using an electric induction furnace.

During 2013, flotation recoveries were very stable and averaged 94.8%. Recoveries in the second stage of the process were also very stable in 2013, averaging 95.1% over the year. In the second quarter of 2013, the Company carried out a complete relining of the autoclave. Since this relining, recoveries from the autoclave have been very stable.

Production and Mineral Recoveries

In 2013, the Kittila mine had payable production of 146,421 ounces of gold from 934,224 tonnes of ore grading 5.40 grams of gold per tonne. The total cash cost at Kittila in 2013 per ounce of gold produced was $601. The minesite cost at Kittila was €73 per tonne. The Kittila processing facility averaged 2,559 tonnes per day and operated approximately 73% of available time. Gold recovery averaged 90.17%.

The following table sets out the metal recoveries at the Kittila mine in 2013.

	Head Grade	Overall Metal Recovery	Payable Production

Gold	5.40 g/t	90.17%	146,421 oz

The Kittila mine is anticipated to produce approximately 150,000 ounces of gold in 2014 from 1,067,000 tonnes grading 4.90 grams of gold per tonne at estimated total cash costs per ounce of approximately $759, with gold recovery expected to be 89.3%. Minesite costs of €78 per tonne are expected.

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Environmental Matters

Agnico Eagle Finland Oy currently holds a mining licence, an environmental permit and operational permits in respect of the Kittila mine. All permits necessary to begin production were received during 2008.

The construction of the first phase of the tailings dam and waterproof bottom layer was completed in the fall of 2008. Work on the second phase was completed in 2010 and included the expansion of the tailings area. Work on the third phase began in 2013 and includes work to heighten the dam. Work on the third phase is expected to continue for several years.

Water from dewatering the mine and water used in the mine and mill is collected and treated by sedimentation. Emissions and environmental impact are monitored in accordance with the comprehensive monitoring program that has been approved by the Finnish environmental authorities. Work on enhancing the scrubbing of mill gases initiated in 2012 was postponed to 2014 due to reviews by authorities of the permit levels. There are no material environmental liabilities related to the Kittila mine. Financial assurance is provided to the environmental authorities on an annual basis in the amount prescribed by the environmental permit.

The environmental permit renewal was received in July 2013. This renewal contains additional effluent criteria and the company has appealed the timing of compliance with such criteria to allow for studies and design to take place for new water treatment as required.

Capital Expenditures

Capital expenditures at the Kittila mine during 2013 totaled approximately $78.5 million, which includes mill expansion construction, mill modification, underground development and sustaining capital costs, but excludes capitalized drilling.

The Company expects capital expenditures during 2014 at the Kittila mine to be approximately $121.0 million, excluding capitalized drilling, most of which will be used for mill expansion, mill modification, tailings dam heightening, mining equipment, development and construction of underground infrastructure.

Development

In 2013, underground development continued in both the Suurikuusikko and Rouravaara zones. 7,165 metres of ramp and sublevel access development was completed during the year. A total of 71,000 tonnes of ore from development and 988,000 tonnes of stope ore were mined in 2013. The Company expects to complete approximately 7,366 metres of lateral development and 310 metres of vertical development during 2014.

Geology, Mineralization and Exploration

Geology

The Kittila mine is situated within the Kittila Greenstone belt, part of the Lapland Greenstone belt in the Proterozoic-age Svecofennian geologic province. The appearance and geology of the area is similar to that of the Abitibi region of the Canadian Shield. In northern Finland, the bedrock is typically covered by a thin but uniform blanket of unconsolidated glacial till. Bedrock exposures are scarce and irregularly distributed.

The mine area is underlain by mafic volcanic and sedimentary rocks metamorphosed to greenschist assemblages and assigned to the Kittila group. The major rock units trend north to north-northeast and are near-vertical. The volcanics are further sub-divided into iron-rich tholeiitic basalts ("Kautoselka Formation") located to the west and magnesium-rich tholeiitic basalt, coarse volcaniclastic units, graphitic schist and minor chemical sedimentary rocks ("Vesmajarvi Formation") located to the east. The contact between these two rock units consists of a transitional zone (the "Porkonen Formation") varying between 50 and 200 metres in thickness. This zone is strongly sheared, brecciated and characterized by intense hydrothermal alteration and gold mineralization, features consistent with major brittle-ductile deformation zones. The zone is part of a major north-northeast-oriented shear zone (the "Suurikuusikko Trend").

Mineralization

The Porkonen Formation hosts the Kittila gold deposit, which contains multiple mineralized zones stretching over a strike length of more than 25 kilometres. Most of the work at the Kittila mine has been focused on the 4.5-kilometre stretch that hosts the known gold reserves and resources. From north to south, the zones are Rimminvuoma ("Rimpi-S"), the deep extension of Rimminvuoma ("Rimpi Deep"), North Rouravaara ("Roura-N"), Central Rouravaara ("Roura-C"), depth extension of Rouravaara and Suurikuusikko ("Suuri/Roura Deep"), Suurikuusikko ("Suuri"), Etela and Ketola. The Suuri and Suuri/Roura Deep zones include several parallel sub-zones that have previously been referred to as Main East, Main

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Central and Main West. The Suuri zone hosts approximately 23% of the current probable gold reserve estimate on a contained-gold basis, while Suuri Deep has approximately 19%, Roura-C approximately 7%, Roura Deep approximately 21%, Roura-N approximately 1%, Rimpi Deep approximately 22%, Rimpi-S approximately 5%, Ketola approximately 1% and Etela approximately 0.1%.

Gold mineralization in these zones is associated with intense hydrothermal alteration (carbonate-albite-sulphide), and is almost exclusively refractory, locked inside fine-grained sulphide minerals: arsenopyrite (approximately 73%) or pyrite (approximately 23%). The rest is "free gold", which is manifested as extremely small grains of gold in pyrite.

Exploration

In 2013, proven and probable gold reserves decreased by approximately 70,000 ounces to 4.7 million ounces (31.6 million tonnes of ore grading 4.64 grams per tonne). This decrease was primarily due to an increased cut-off grade resulting from the fall in gold price in 2013 which caused a 0.3 million ounce reduction in proven and probable reserves. The decrease was off-set, in part, by increased reserves from exploration and conversion drilling in the Rimpi Deep, Suuri Deep, Roura Central and Rimpi South zones. Measured mineral resources at December 31, 2013 were 0.5 million tonnes of ore grading 2.69 grams of gold per tonne. Indicated mineral resources increased by 2.7 million tonnes to 10.5 million tonnes grading 2.79 grams of gold per tonne. Inferred mineral reserves decreased by 11.4 million tonnes to 7.5 million tonnes of ore grading 4.12 grams of gold per tonne.

Diamond drilling is used for exploration on the Kittila property. Most of the work on the mining licence area has focused on the Suuri and Roura zones. From 1987 through the end of 2013, a total of 2,625 drill holes, totalling 802,655 metres, have been completed on the property. In 2013, between one and four drills worked on the Kittila property. A total of 331 drill holes were completed in 2013 for a length of 40,101 metres. Of these drill holes, 279 holes (18,814 metres) were for delineation drilling, 32 holes (6,377 metres) were for conversion drilling and 20 holes (14,988 metres) were related to mine exploration. Total expenditures for diamond drilling in 2013 were $6.1 million, including $0.9 million for definition (conversion) drilling and $5.2 million for exploration.

Outside of the Kittila mining licence area, systematic diamond drilling and target-focused ground geophysics continued along the Suurikuusikko Trend, and a number of new targets were tested by diamond drilling. Encouraging results were obtained from new gold zones in the Kuotko West area located approximately 10 kilometres north of the Kittila mine site. A total of 44 diamond drill holes totalling 15,544 metres were drilled on exploration targets outside of the mining licence area in 2013, at a cost of $2.0 million.

The 2014 exploration budget for the Kittila mine is approximately $6.5 million ($6.0 million for 17,500 metres of minesite exploration drilling and $0.5 million for 2,250 metres of resource conversion drilling), using up to three drills throughout the year to help further identify the gold reserve and resource potential of the Kittila property.

In addition, $1.8 million of exploration expenditures, including an estimated 2,000 metres of diamond drilling, is planned in 2014 for exploration along the 25-kilometre Suurikuusikko Trend, and $1.6 million (5,000 metres) along the nearby Hanhimaa Shear Zone.

Meadowbank Mine

The Meadowbank mine, which achieved commercial production in March 2010, is located in the Third Portage Lake area in the Kivalliq District of Nunavut in northern Canada, approximately 70 kilometres north of Baker Lake. At December 31, 2013, the Meadowbank mine was estimated to contain proven and probable mineral reserves of 1.8 million ounces of gold comprised of 16.8 million tonnes of ore grading an average of 3.24 grams of gold per tonne. The Company acquired its 100% interest in the Meadowbank mine in 2007 as the result of the acquisition of Cumberland Resources Ltd.

The fresh water required for domestic camp use, mining and milling is obtained from the intake barge at Third Portage Lake. Power is supplied by a 29-megawatt diesel electric power generation plant.

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Location Map of the Meadowbank Mine (as at December 31, 2013)

7240000 Mn
7230000 Mn
7220000 Mn
7210000 Mn
7200000 Mn
7190000 Mn
340000 E
350000 E
360000 E
370000 E
380000 E
7240000 Mn
7230000 Mn
7220000 Mn
7210000 Mn
7200000 Mn
Vault
Portage
Goose
Canada
Baker Lake
Nunavut
Baker Lake
Road
Lakes and Streams
Planned Open Pits
Agnico Eagle Properties
MEADOWBANK
0
10
kilometres
U.T.M-Nad83-Z15

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The Meadowbank mine is held under ten Crown mining leases, four exploration concessions and 40 Crown mineral claims. The Crown mining leases, which cover the Portage, Goose and Goose South deposits, are administered under federal legislation. The Crown mining leases, which have renewable ten-year terms, have no annual work commitments but are subject to annual rent fees that vary according to their renewal date. The mining leases cover 7,395 hectares and expire in either 2016 or 2019. The production lease with the Kivalliq Inuit Association ("KIA") is a surface lease covering 1,513 hectares and requires the payment of C$158,865 annually. Production from subsurface lease areas is subject to a royalty of up to 14% of the adjusted net profits, as defined in the Northwest Territories and Nunavut Mining Regulations. In order to conduct exploration on the Inuit-owned lands at Meadowbank, the Company must receive approval for an annual work proposal from the KIA, the body that holds the surface rights in the Kivalliq District and administers land use in the region through various boards. The Nunavut Water Board (the "NWB"), one such board, provided the recommendation to Aboriginal Affairs and Northern Development Canada to grant the Meadowbank mine's construction and operating licences in July 2008. The Company has obtained all of the approvals and licences required to build and operate the Meadowbank mine.

The four Meadowbank exploration concessions comprise approximately 33,490 hectares and are granted by Nunavut Tunngavik Inc. ("NTI"), the corporation responsible for administering subsurface mineral rights on Inuit-owned lands in Nunavut. In 2014, exploration concessions covering the Vault deposit at Meadowbank will require annual rental fees of approximately C$113,442 and exploration expenditures of approximately C$748,227. During the exploration phase, the concessions can be held for up to 20 years and the concessions can be converted into production leases with annual fees of C$1 per hectare, with no annual work commitments. Production from the concessions is subject to a 12% net profits interest royalty from which annual deductions are limited to 85% of the gross revenue.

In 2012, the Company signed a production lease with NTI covering the extraction and processing of gold from the Vault deposit. This lease authorizes the Company to mine and process gold from the Vault deposit and sets in place royalty payments that are equivalent to those being paid by the Company at the Portage and Goose pits.

The 40 Crown mineral claims cover approximately 36,889 hectares at Meadowbank and are subject to land fees and work commitments. Land fees are payable only when work is filed. The most recent filing was in 2012, when approximately C$8,998 in land fees were paid and C$5,491,178 in assessment work was submitted.

The Meadowbank mine is accessible from Baker Lake, located 70 kilometres to the south, over a 110-kilometre all-weather road completed in March 2008. Baker Lake provides 2.5 months of summer shipping access via Hudson Bay and year-round airport facilities. The Meadowbank mine also has a 1,752-metre long gravel airstrip, permitting access by air. Fuel, equipment, bulk materials and supplies are shipped by barge and ship from Montreal, Quebec (or Hudson Bay port facilities) into Baker Lake during the summer port access period that starts at the end of July in each year. Fuel and supplies are transported year-round to the site from Baker Lake by conventional tractor trailer units. Scheduled and chartered flights provide transportation for personnel and air cargo.

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Mining and Milling Facilities

Surface Plan of the Meadowbank Mine (as at December 31, 2013)

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Surface Plan of the Vault Deposit (as at December 31, 2013)

Meadowbank has three major deposits that have sufficient drilling definition to sustain reserves: Portage, Goose and Vault. All required aggregates used in the mining process are produced from waste material taken from the north end of the Portage pit. In 2008, a dewatering dyke was constructed in order to access the north half of the Portage pit in preparation for production in 2010. Construction of the Bay-Goose dyke, a major dewatering dyke required to access the southern portion of the Portage and the Goose pits, commenced in 2009 and was completed in 2011. Three tailings impoundment dykes: Saddle Dam 1, Saddle Dam 2 and Stormwater Dyke, were built in 2009 and 2010. Construction of the main tailings impoundment dyke, Central Dyke, began in 2012. Additional phases of construction on the Central Dyke are expected to continue throughout the mine life. Construction of the eight-kilometre long access road to the Vault pit began in 2011 and was completed in 2012.

Mining Methods

Mining at the Meadowbank mine is done by open pit method using excavators and trucks. The ore is extracted conventionally using drilling and blasting, then hauled by trucks to a primary gyratory crusher adjacent to the mill. The marginal-grade material (material grading under the cut-off grade at a gold price of $1,200 per ounce, but which has the potential to increase the reserves at the end of the mine life if the metal prices justify its processing) is stockpiled separately. Also, stockpiles of low-grade material currently lower than the mill feed grade have been created. This low-grade material is processed when the mining fronts cannot supply enough material to the mill. Waste rock is hauled to one of three waste storages areas on the property, used for dyke construction material or backfilled into the mined out area.

Mining first commenced in the Portage pit in 2010 and in the Goose pit in March 2012, and is scheduled to commence in the Vault pit in 2014.

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Surface Facilities

Plant site facilities include a mill building, a mechanical shop, a generator building, an assay lab and a heavy vehicle maintenance shop. A structure comprised of two separate crushers flank the main process complex. Power is supplied by a 29-megawatt diesel electric power generation plant with heat recovery and an onsite fuel storage (5.6 million litres) and distribution system. The mill-service-power complex is connected to the accommodations complex by enclosed corridors. In addition, the Company is building peripheral infrastructure including tailings and waste impoundment areas. In January 2012, the Company identified naturally occurring asbestos fibres in dust samples taken from the secondary crusher building at the Meadowbank mine and subsequently found small concentrations of fibres in the ore coming from certain areas of the open pit mines. The Company has instituted additional monitoring and an asbestos management program at the site.

The accommodations complex at the Meadowbank mine consists of a permanent camp and a temporary camp to accommodate additional workers. The camp is supported by a sewage treatment, solid waste disposal and potable water plant. In 2008, the exploration group was relocated eight kilometres south of the minesite location to a separate camp with an 80-person capacity. New kitchen facilities were built in the summer of 2011 to replace the facilities destroyed in a March 2011 fire.

Facilities constructed at Baker Lake include a barge landing site located three kilometres east of the community and a storage compound. A fuel storage and distribution complex with capacity for 60-million litres of diesel fuel and 2-million litres of jet A fuel is located next to the barge landing facility.

In 2013, new facilities were built near the Vault deposit, which is located approximately 8 kilometres from the mine complex. These facilities include a heated shelter for employees, a storage area, a fuel farm, an electrical power generation plant and a water treatment plant.

The process design is based on a conventional gold plant flowsheet consisting of two-stage crushing, grinding, gravity concentration, cyanide leaching and gold recovery in a CIP circuit. The mill is designed for year-round operation, with a design capacity of 9,800 tonnes per day. Based on projections from metallurgical test work, the overall gold recovery is projected to be approximately 92.8%, with approximately 25% typically recovered in the gravity circuit.

The different ore zones have slightly different grind sensitivities to gold recovery and, as such, different particle size distributions are recommended as target grinds in the processing. The use of a slightly coarser grind for the Vault ores will allow all three of the ore zones to be processed at a consistent process throughput.

The run-of-mine ore is transported to the crusher using off-road trucks. The ore is dumped into the gyratory crusher or into stockpiles designated by ore-type. The feed from the primary crusher is conveyed to the cone crusher in closed circuit with a vibrating screen. The crushed ore is delivered to the coarse ore stockpile and ore from the stockpile is conveyed to the mill. The grinding circuit is comprised of a primary SAG mill operated in open circuit and a secondary ball mill operated in closed circuit with cyclones. A portion of the cyclone underflow stream is sent to the concentrator, which separates the heavy minerals from the ore. The grinding circuit incorporates a gravity process to recover free gold and the free gold concentrate is leached in an intensive cyanide leach-direct electrowinning recovery process.

The cyclone overflow is sent to the grinding thickener. The clarified overflow is recycled to the grinding circuit and thickened underflow is pumped to a pre-aeration and leach circuit. The cyanide circuit consists of seven tanks, providing approximately 42 hours of retention time. The leached slurry flows to a train of six CIP tanks. Gold in the solution flowing from the leaching circuit is adsorbed into the activated carbon. Gold is recovered from the carbon in a Zadra elution circuit and is recovered from the solution using an electrowinning recovery process. The gold sludge is then poured into dore bars using an electric induction furnace.

The CIP tailings are treated for the destruction of cyanide using the standard sulphur-dioxide-air process. The detoxified tailings are then pumped to the permanent tailings facility. The tailings storage is designed for zero discharge, with all process water being reclaimed for re-use in the mill to minimize water requirements.

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Production and Mineral Recoveries

During 2013, the Meadowbank mine had payable production of 430,613 ounces of gold from 4,142,840 tonnes of ore grading 3.43 grams of gold per tonne. The total cash cost at Meadowbank in 2013 per ounce of gold produced was $774. The minesite cost at Meadowbank was C$83 per tonne. The Meadowbank processing facility averaged 11,350 tonnes of ore per day, with the mill operating 94.3% of available time. Gold recovery averaged 94.40%.

The following table sets out the metal recoveries at the Meadowbank mine in 2013. Mill processing exceeded extraction from the mine in 2013; 197,000 tonnes came from the marginal stockpile and 508,000 tonnes from the low-grade stockpile.

	Head Grade	Overall Metal Recovery	Payable Production

Gold	3.43 g/t	94.40%	430,613 oz

Gold production during 2014 at Meadowbank is expected to be approximately 430,000 ounces from 4,156,000 tonnes grading 3.45 grams of gold per tonne at estimated total cash costs per ounce of approximately $629 with gold recovery expected to be 93.3% for all deposits. Minesite costs of C$73 per tonne are expected.

Environmental Matters (including Inuit Impact and Benefit Agreement)

The development of the Meadowbank mine was subject to an extensive environmental review process under the Land Claims Agreement administered by the Nunavut Impact Review Board (the "NIRB"). On December 30, 2006, a predecessor to the Company received the Project Certificate from the NIRB, which included the terms and conditions to ensure the environmental integrity of the development process. In July 2008, the Company received a water licence from the NWB for construction and operation of the mine subject to additional terms and conditions. Both authorizations were approved by the then Minister of Aboriginal Affairs and Northern Development Canada.

In February 2007, a predecessor to the Company and the Nunavut government signed a Development Partnership Agreement (the "DPA") with respect to the Meadowbank mine. The DPA provides a framework for stakeholders, including the federal and municipal governments and the KIA, to maximize the long-term socio-economic benefits of the Meadowbank mine to Nunavut.

An Inuit Impact and Benefit Agreement for the Meadowbank mine (the "Meadowbank IIBA") was signed with the KIA in March 2006. This agreement was renegotiated and an amended Meadowbank IIBA was signed on October 18, 2011. The Meadowbank IIBA ensures that local employment, training and business opportunities arising from all phases of the project are accessible to the Kivalliq Inuit. The Meadowbank IIBA also outlines the special considerations and compensation that must be provided to the Inuit regarding traditional, social and cultural matters.

The Company currently holds a renewable exploration lease from the KIA that expires December 31, 2015. In July 2008, the Company signed a production lease for the construction and the operation of the mine, the mill and all related activities. This production lease was amended on May 2, 2013 to expand the surface area granted under the lease. In April 2008, the Company and the KIA signed a water compensation agreement for the Meadowbank mine addressing Inuit rights under the Land Claims Agreement respecting compensation for water use and water impacts associated with the mine.

A series of four dykes have been built to isolate the mining activities at the Portage and Goose deposits from neighbouring lakes. An additional dyke was built in 2013 to isolate the mining activities at the Vault deposit. Waste rock from the Portage, Goose and Vault pits is primarily stored in the Portage and Vault rock storage facilities, and a portion of the waste is placed in the Portage Pit. The control strategy to minimize the onset of oxidation and the subsequent generation of acid mine drainage includes freeze control of the waste rock through permafrost encapsulation and capping with an insulating convective layer of neutralizing rock (ultramafic and non-acid generating volcanic rocks). The Vault rock storage facility does not require an insulating convective layer due to the non-acid generating nature of the rock in that area. Waste rock deposited in the Portage pit will be covered with water during the closure phase flooding of the pit which will prevent any acid generation. Because the site is underlain by about 450 metres of permafrost, the waste rock below the capping layer is expected to freeze, resulting in low (if any) rates of acid rock drainage generation in the long term.

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Tailings are stored in the dewatered portion of the Second Portage Lake. The tailings are deposited on tailings beaches within a two cell tailings storage facility. A reclamation pond is located within the tailings storage facility. The control strategy to minimize water infiltration into the tailings storage facility and the migration of constituents out of the facility includes freeze control of the tailings through permafrost encapsulation and through comprehensive, engineered dyke liners. A four-metre-thick dry cover of acid neutralizing ultramafic rock backfill will be placed over the tailings as an insulating convective layer to confine the permafrost active layer within relatively inert tailings materials.

The water management objective for the project is to minimize the potential impact on the quality of surface water and groundwater resources at the site. Diversion ditches were constructed in 2012 to avoid the contact of clean runoff water with areas affected by the mine or mining activities. Contact water originating from affected areas is intercepted, collected, conveyed to the tailings storage facility or a site attenuation pond for re-use in process or decanted to treatment for removal of solids (if needed) prior to release to the Third Portage Lake.

A closure plan was submitted in 2008 as part of the type A water licence and financial assurance was provided and updated based on the schedule included in the permit.

In November 2013, Meadowbank received a compliance direction and is currently under investigation by Environment Canada and Aboriginal Affairs and Northern Development Canada in relation to a seepage incident that was identified during their July 2013 on-site inspection. The investigation is ongoing.

Capital Expenditures/Development

In 2013, the Company incurred approximately $73.8 million in capital expenditures at the Meadowbank mine, including $26.1 million on Vault construction projects and $47.7 million on capital and equipment, but excluding capitalized drilling.

In 2014, a total of $34.0 million has been budgeted to be spent at the Meadowbank mine, including $16.0 million on dyke construction and $18.0 million on capital and equipment, but excluding capitalized drilling. The remaining mine life is expected to be three years.

Geology, Mineralization and Exploration

Geology

The Meadowbank mine comprises a number of Archean-age gold deposits hosted within polydeformed volcanic and sedimentary rocks of the Woodburn Lake Group, part of the Western Churchill supergroup in northern Canada.

Three minable gold deposits, Goose, Portage and Vault, have been discovered along the 25-kilometre long Meadowbank gold trend, and the PDF deposit (a fourth deposit) has been outlined on the northeast gold trend. These known gold resources are within 225 metres of the surface, making the deposits attractive for open pit mining.

Mineralization

The predominant gold mineralization found in the Portage and Goose deposits is associated with iron sulfides, mainly pyrite and pyrrhotite, which occur as a replacement of magnetite in the oxide facies iron formation host rock. To a lesser extent, pyrite and chalcopyrite may be found and, on rare occasions, arsenopyrite may be associated with the other sulphides. Gold is mainly observed in native form (electrum), occurring in isolated specs or as plating around sulfide grains. The ore zones are typically 6-7 metres wide, following the contacts between the iron formation units and the surrounding host rock. Zones extend up to several hundred metres along strike and at depth. The sulphides primarily occur as replacement of the primary magnetite layers, as well as narrow stringers or bands of disseminated sulphides that almost always crosscut the main foliation and/or bedding which would imply an epigenetic mode of emplacement. The percentage of sulphides is quite variable and may range from trace to semi-massive amounts over several centimetres to several metres in length. The higher gold grades and the occasional occurrence of visible gold are almost always associated with greater than 20% sulphide content.

The main mineralized banded iron formation unit is bounded by an ultramafic unit to the west which locally occurs interlayered with the banded iron formation and to the east by an intermediate to felsic metavolcaniclastic unit.

In the Vault deposit, pyrite is the principal ore-bearing sulphide. The disseminated sulphides occur along sheared horizons that have been sericitized and silicified. These zones are several metres wide and may continue for hundreds of metres along strike and down dip.

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Three of the four known gold deposits are currently planned to be mined. The Goose and Portage deposits are hosted within highly deformed, magnetite-rich iron formation rocks, while intermediate volcanic rock assemblages host the majority of the mineralization at the more northerly Vault deposit. The fourth deposit, PDF, shows the same characteristics as Vault, though it is not currently anticipated to be a mineable deposit.

Defined over a 1.85-kilometre strike length and across lateral extents ranging from 100 to 230 metres, the geometry of the Portage deposit consists of general north-northwest striking ore zones that are highly folded. The mineralization in the lower limb of the fold is typically six to eight metres in true thickness, reaching up to 20 metres in the hinge area.

The Goose deposit is located just south of the Portage deposit and is also associated with iron formation but exhibits different geometry, with a north-south trend and a steep westerly dip. Mineralized zones typically occur as a single unit near surface, splaying into several limbs at depth. The deposit is currently defined over a 750-metre strike length and down to 500 metres at depth (mainly in the southern end), with true thicknesses of three to 12 metres (reaching up to 20 metres locally). The Goose underground resource (100 to 500 metres at depth) extends 700 metres to the south of the Goose pit. The ore zones show the same characteristics as the Goose pit, which is two to five main zones sub-parallel and undulating. The average thickness rarely exceeds three to five metres.

The Vault deposit is located seven kilometres northeast of the Portage and Goose deposits. It is planar and shallow-dipping with a defined strike of 1,100 metres. The deposit has been disturbed by two sets of normal faults striking east-west and north-south and dipping moderately to the southeast and steeply to the east, respectively. The main lens has an average true thickness of eight to 12 metres, reaching as high as 18 metres locally. The hanging wall lenses are typically three to five metres, and up to seven metres, in true thickness.

Exploration

Overall, there was a decrease of approximately 542,000 ounces of gold in reserves at Meadowbank in 2013 after mining 457,000 ounces of gold. The net decrease was primarily due to an increased cut-off grade resulting from the fall in gold prices in 2013. Measured and indicated resources at the Meadowbank mine decreased by 3.1 million tonnes to 7.3 million tonnes grading 3.28 grams of gold per tonne. This decrease was also primarily due to the decrease in gold price used to estimate the reserves and resources. Inferred mineral resources decreased by 0.3 million tonnes to 3.3 million tonnes of ore grading 3.96 grams of gold per tonne.

At the Portage pit, 13,455 metres of diamond drilling was done in 2013. The diamond drill holes were drilled throughout the year primarily to complete the delineation grid. No drilling was conducted at the Goose pit during 2013. In 2014, the Company expects to spend $0.37 million on 2,000 metres of definition (conversion) drilling between the Portage and Goose pit at the Meadowbank mine.

At the Vault project 15,589 metres of diamond drilling was done throughout the year to complete the delineation program within the starter pit. An additional 5,280 metres is planned in 2014 to complete the delineation drilling in the Vault starter pit.

In 2013, 2,492 metres of exploration drilling was conducted at the Vault East Zone. No significant mineralization was found and the drilling program was stopped. No additional drilling is expected at the Vault East Zone in 2014.

Meliadine Project

The Meliadine project is an advanced exploration property located near the western shore of Hudson Bay in the Kivalliq region of Nunavut, about 25 kilometres north of the hamlet of Rankin Inlet and 290 kilometres southeast of the Meadowbank mine. The closest major city is Winnipeg, Manitoba, about 1,500 kilometres to the south.

The Company acquired its 100% interest in the Meliadine project through its acquisition of Comaplex Minerals Corp. in July 2010.

The mineral reserves and resources of the Meliadine project are estimated at December 31, 2013 to contain proven and probable mineral reserves of 2.8 million ounces of gold in 12.0 million tonnes of ore grading 7.38 grams of gold per tonne. In addition, the project had 19.0 million tonnes of indicated mineral resources grading 5.05 grams of gold per tonne and 11.7 million tonnes of inferred mineral resources grading 7.20 grams of gold per tonne at December 31, 2013.

The Meliadine property is a large land package that is nearly 80 kilometres long. It consists of 80,223 hectares of mineral rights, of which 76,793 hectares are held under the Northwest Territories and Nunavut Mining Regulations and administered by Aboriginal Affairs and Northern Development Canada and referred to as Crown Land. The Crown Land is made up of mining claims covering 25,507 hectares and mineral leases covering 51,286 hectares. There are also

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3,430 hectares of subsurface NTI concessions administered by a division of the Nunavut territorial government. In 2013, C$126,734 was paid to Aboriginal Affairs and Northern Development Canada for the mining lease; NTI requires annual rental fees of C$13,721 and exploration expenditures of C$102,909. The same fee amounts will be due in 2014.

The Kivalliq region has an arid arctic climate. The Meliadine property is mainly covered by glacial overburden with the presence of deep-seated permafrost. The property is about 60 metres above sea level in low-lying topography with numerous lakes. Surface waters are usually frozen by early October and remain frozen until early June. Surface geological work can be carried out from mid-May to mid-October, while exploration drilling can take place throughout the year, though is reduced in December and January due to cold and darkness.

Equipment, fuel and dry goods are transported on the annual warm-weather sealift by barge to Rankin Inlet via Hudson Bay. Ocean-going barges from Churchill, Manitoba or eastern Canadian ports can access the community from late June to early October. Churchill, which is approximately 470 kilometres south of Rankin Inlet, has a deep-water port facility and a year-round rail link to locations to the south.

Personnel, perishables and lighter goods arrive at the Rankin Inlet regional airport by commercial or charter airline, from which they can be transported by road directly to the Meliadine project exploration camp. In October 2013 the company completed construction of a 23.8-kilometre-long all-weather gravel road linking Rankin Inlet with the project site. This road was constructed to support ongoing exploration activities at the Meliadine project property and significantly reduces the transportation and logistical costs for exploration and development work. Exploration personnel for the Meliadine project are mainly sourced from other parts of Canada on a fly-in/fly-out rotation from Montreal and Val d'Or, Quebec and Winnipeg, Manitoba, although there is preferential employment of qualified people from the Kivalliq region. The hamlet of Rankin Inlet has developed a strong community of entrepreneurs who provide a wide variety of services, such as freight expediting, equipment supply and outfitting.

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Location Map of the Meliadine Project (as at December 31, 2013)

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Mining and Milling Facilities

Surface Plan of the Meliadine Project (as at December 31, 2013)

Surface Facilities

Current facilities at the Meliadine project include the exploration camp located on the shore of Meliadine Lake, approximately 2.3 kilometres east of the Tiriganiaq deposit. The self-contained camp consists of four wings of new trailers that can accommodate up to 200 personnel and includes new kitchen facilities, complete with diesel generators.

Power for the exploration camp is currently provided by diesel generators on an as-required basis. Potable water for the exploration camp is pumped from Meliadine Lake and water for the previous underground operations and surface drill programs is pumped from Pump Lake. The current water licences allow for a maximum daily water use of 589 cubic metres.

The exploration camp has an incinerator on site to burn all flammable materials, such as camp and food wastes. Incinerator ashes, plastics and metal objects, along with all hazardous solid and liquid wastes are held at the Meliadine project site and transported to a waste management company in southern Canada.

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Sewage has been treated through a Biodisk treatment system since the summer of 2010. Routine water sampling has been conducted since the mid-1990s and reported on a monthly basis to the authorities.

The decommissioning of the Meliadine East camp on Atulik Lake began during the summer of 2010, and was completed by spring 2011. The core shack and storage building remain at the former camp site.

An underground portal allowing access to an exploration decline was built at the Tiriganiaq deposit in 2007 and 2008 in order to extract a bulk sample for study purposes. A waste rock and ore storage pad was built during excavation of the decline and a sampling tower was installed for processing the bulk sample. There is a two-kilometre-long road between the Meliadine project exploration camp and the portal site. Another underground bulk sample of 4,600 tonnes of ore was taken from the Tiriganiaq deposit via this portal in 2011. The results confirmed the resource estimation model that has been developed for the two principal zones (Zones 1000 and 1100) at Tiriganiaq, and indicated approximately 6% more gold than had been predicted by the block model for these areas. The 2011 bulk sample program also confirmed the previous assessment of the Company's block model in terms of grade continuity, consistency and distribution, and the evaluation of related mining properties through geological mapping, underground chip, channel and muck-sampling, and geotechnical observations.

Environmental Matters (including Inuit Impact and Benefit Agreement)

Land and environmental management in the region of the Meliadine project is governed by the provisions of the Nunavut Land Claim Agreement (the "NLCA"). The Meliadine Project is located on Inuit-owned land, where Inuit own both the sub-surface mineral rights (managed by NTI) and the surface land rights (managed by the KIA on behalf of Inuit beneficiaries under the provisions of the NCLA). Consequently, to explore and develop the project, the Company must obtain land use leases from the KIA. The Company has been granted a commercial lease by KIA for exploration and underground development activity, a prospecting and land use lease for exploration and development activities, an exploration land use lease for exploration and drilling on the Inuit-owned lands of Meliadine East and a parcel drilling permit for drilling activity on Inuit-owned lands. A number of right-of-way leases covering road access to the Meliadine project property and esker quarrying on the Inuit-owned lands were also granted by the KIA.

Pursuant to the NLCA and the Nunavut Waters and Nunavut Surface Rights Tribunal Act requirements, the Company obtained several water use licenses from the NWB, covering ongoing water use for its Meliadine project exploration camp, the underground bulk sampling program and for ongoing exploration drilling activities.

In 2011, the Company together with the KIA, initiated the environmental assessment process for the Meliadine project with the objective of obtaining a project certificate from the Government of Canada for the construction, operation and ultimate decommissioning of the full project. The project certificate is required before obtaining the permits required to construct, operate and decommission a gold mine at Meliadine. In May 2011, the KIA referred the Meliadine project to the NIRB for screening under the NLCA. On May 4, 2011, the NIRB received the Meliadine project proposal from the Company. On June 8, 2011, the NIRB received a positive conformity determination from the Nunavut Planning Commission for the Meliadine project in relation to the Keewatin Regional Land Use Plan.

In 2011, the NIRB issued a screening decision report to then-Minister of Indian and Northern Affairs Canada (now Minister of Aboriginal Affairs and Northern Development Canada or the "Minister"), recommending a review and, on September 14, 2011, the Minister referred the Meliadine project proposal to the NIRB for a review of the ecosystemic and socio-economic impacts of the project. NIRB finalized terms of reference for this review and the required Environmental Impact Statement ("EIS") in early 2012.

In April 2013, the Company submitted the draft EIS for the Meliadine project to NIRB. The Meliadine project underwent technical review by NIRB and other intervening parties leading to a pre-hearing conference held by NIRB in December 2013. In January 2014, NIRB issued its pre-hearing conference report outlining the items that need to be addressed by the Company to finalize the final EIS. The Company anticipates submitting the final EIS by late April 2014, and final public hearings are expected to be held in August 2014. The Company expects the NIRB to issue a decision on the Meliadine project by the end of 2014. The Company believes that if the NIRB decision is positive then a project certificate could be issued by the first quarter of 2015. The project certificate would set out the terms and conditions under which a mine at Meliadine could proceed to construction and operation.

The various licenses, permits and authorizations required to construct, operate and ultimately decommission the project can only be issued once a project certificate is received from the NIRB. These include the Type A water license from the NWB, a commercial production land use lease from the KIA, authorizations under the Fisheries Act from Fisheries and Oceans Canada and Navigable Waters Protection Act authorizations from Transport Canada.

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In addition to these construction and operating licenses, permits and authorizations, the Company must negotiate an Inuit Impact and Benefit Agreement ("IIBA") for the Meliadine project and an Inuit water compensation agreement in accordance with the NLCA. The Company initiated negotiations with the KIA on the IIBA in January 2012 and negotiations have continued throughout 2012, 2013 and will continue in 2014. The Company anticipates it can reach an agreement with the KIA if it decides to build a mine at Meliadine. The Company and the KIA have discussed the water compensation agreement and will formally initiate these negotiations once a project certificate has been issued.

Capital Expenditures

Total capital expenditures at the Meliadine project in 2013 were $61.4 million ($83.3 million in 2012), including capitalized drilling, road construction, ramp development, permitting, camp operation and the technical study.

Capital expenditures of $42.0 million have been approved for the Meliadine project in 2014, including $16.8 million for further ramp development and $7.4 million for the updated technical study, which is expected to be completed in 2014, but excluding capitalized drilling.

Development

The existing underground exploration ramp at the Tiriganiaq deposit was further developed in 2013. Construction of a permanent portal with upgraded infrastructure was completed in the third quarter of 2013, and the existing 80 metre ramp was further developed during the year. The capital cost for the ramp development in 2013 was $9.4 million.

Extension of the ramp is continuing, with a further 1,440 metres of ramp development (to a depth of 275 metres below surface) expected to be developed in 2014. The ramp will eventually allow cost-effective exploration and conversion drilling of the deeper parts of the Tiriganiaq and Wesmeg/Normeg zones.

Geology, Mineralization and Exploration

Geology and Mineralization

Archean volcanic and sedimentary rocks of the Meliadine greenstone belt underlie the property, which is mainly covered by glacial overburden with deep-seated permafrost and is part of the Western Churchill supergroup in northern Canada. The rock layers have been folded, sheared and metamorphosed, and have been truncated by the Pyke Fault, a regional structure that extends the entire 80-kilometre length of the large property.

The Pyke Fault appears to control gold mineralization on the Meliadine project property. At the southern edge of the fault is a series of oxide iron formations that host the seven Meliadine project deposits currently known. The deposits consist of multiple lodes of mesothermal quartz-vein stockworks, laminated veins and sulphidized iron formation mineralization with strike lengths of up to three kilometres. The Upper Oxide iron formation hosts the Tiriganiaq and Wolf North zones. The two Lower Lean iron formations contain the F Zone, Pump, Wolf Main and Wesmeg deposits. The Normeg zone was discovered in 2011 on the eastern end of the Wesmeg zone, near Tiriganiaq. The Wolf (North and Main), F Zone, Pump and Wesmeg/Normeg deposits are all within five kilometres of Tiriganiaq. The Discovery deposit is 17 kilometres east southeast of Tiriganiaq and is hosted by the Upper Oxide iron formation. Each of these deposits has mineralization within 120 metres of surface, making them potentially mineable by open pit methods. They also have deeper ore that could potentially be mined with underground methods, which are currently being considered in various studies.

Exploration

A feasibility study completed in 2011 confirmed the viability of the Meliadine project at an operating rate of 3,000 tonnes per day. Internal studies that incorporate the recent exploration results are currently underway to optimize the project throughput and viability.

In 2013, the Company spent $20.4 million on 337 diamond drill holes (79,959 metres) at Meliadine. This includes $6.1 million on 152 holes (26,872 metres) of conversion drilling, $11.3 million on 156 holes (47,711 metres) of exploration drilling around the known deposits (Tiriganiaq, Wesmeg/Normeg, F Zone, Pump and Discovery), and $1.4 million on 29 holes (5,376 metres) of exploration drilling on regional targets.

Overall, there was a decrease of approximately 145,000 ounces of gold in reserves at Meliadine in 2013. The decrease was primarily due to an increased cut-off grade used for the estimates that resulted from the fall in gold prices in 2013. Indicated resources at Meliadine increased by 1.8 million tonnes to 19.0 million tonnes grading 5.05 grams of gold per tonne, a 28% increase in the gold grade from 3.94 grams gold per tonne in 2012. The increase was related to successful

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conversion of inferred resources and reclassification of some reserves, partially offset by the effects of a higher cut-off grade. Inferred mineral resources decreased by 3.1 million tonnes to 11.7 million tonnes of ore grading 7.20 grams of gold per tonne, largely due to conversion to indicated resources.

In 2014, a total of $8.3 million is budgeted for 33,000 metres of drilling at the Meliadine project, including $5.4 million for 25,000 metres of conversion drilling and $2.8 million for 8,000 metres of regional exploration drilling.

Southern Business

Pinos Altos Mine

The Pinos Altos mine achieved commercial production in November 2009. It is located on an 11,000-hectare property in the Sierra Madre gold belt, 285 kilometres west of the City of Chihuahua in the State of Chihuahua in northern Mexico. At December 31, 2013, the Pinos Altos mine, including the Creston Mascota deposit, was estimated to contain proven and probable mineral reserves of 2.3 million ounces of gold and 59.4 million ounces of silver comprised of 28.7 million tonnes of ore grading 2.46 grams of gold per tonne and 64.32 grams of silver per tonne. The Pinos Altos property is made up of two blocks: the Agnico Eagle Mexico Concessions (22 concessions, 26,810.2 hectares), and the Pinos Altos Concessions (18 concessions, 5,053.1 hectares).

Location Map of the Pinos Altos Mine (as at December 31, 2013)

Approximately 54% of the current Pinos Altos mineral reserves and resources are subject to a net smelter royalty of 3.5% payable to Pinos Altos Explotación y Exploración S.A. de C.V. ("PAEyE") and the remaining 46% of the current mineral reserves and resources at Pinos Altos are subject to a 2.5% net smelter return royalty payable to the Servicio Geológico Mexicano, a Mexican Federal Government agency. After 2029, this portion of the property will also be subject to a 3.5% net smelter return royalty payable to PAEyE.

The assets acquired by the Company from PAEyE and the Asociación de Pequeños Propietarios Forestales de Pinos Altos S de R.L. in 2006 included the right to use up to 400 hectares of land for mining installations for a period of 20 years after formal mining operations have been initiated. The Company also obtained sole ownership of the Agnico Eagle Mexico Concessions previously owned by Compania Minera La Parreña S.A. de C.V. During 2008, the Company and PAEyE entered into an agreement under which the Company acquired further surface rights for open pit mining operations and

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additional facilities. Infrastructure payments, surface rights payments and advance royalty payments totalling $35.5 million were made to PAEyE and the Asociación de Pequeños Propietarios Forestales de Pinos Altos S de R.L. in 2009 as a result of this agreement.

In 2006, the Company concluded negotiations with communal land owners (ejidos) and others for the purchase of 5,745 hectares of land contained within the Agnico Eagle Mexico and Pinos Altos Concessions. In addition, a temporary occupation agreement with a 30-year term expiring in 2036 was negotiated with ejido Jesus del Monte for 1,470 hectares of land covered by these same concession blocks. The acquisition of these surface rights for the geologically prospective lands within the district surrounding the Pinos Altos property will facilitate future exploration and mining development in these areas.

The Pinos Altos mine is directly accessible by a paved interstate highway that links the cities of Chihuahua and Hermosillo and is connected to a state power grid that is within ten kilometres of the Pinos Altos property. The Company anticipates existing and planned underground mine workings will intercept water resources sufficient to sustain the requirements for future operation. The land position is sufficient for construction of all planned surface, infrastructure and mining facilities at the Pinos Altos mine, including its tailings impoundment area. The Company further believes that a sufficient local and trained workforce is available in northern Mexico to continue to support the operation of the mine.

The Pinos Altos property is characterized by moderate to rough terrain with mixed forest (pine and oak) and altitudes that vary from 1,770 metres to 2,490 metres above sea level. The climate is sub-humid, with about one metre of annual precipitation. The average annual temperature is 18.3 degrees Celsius. Exploration and mining work can be carried out year-round.

In August 2007, on the basis of an independently reviewed feasibility study, the Company approved construction of a mine at Pinos Altos. The mine achieved commercial production in November 2009.

Based on a feasibility study prepared in 2009, the Company decided to build a stand-alone heap leach operation at the satellite open pit Creston Mascota deposit. Capital costs in connection with the project were approximately $65 million. The first gold pour from the Creston Mascota deposit occurred on December 28, 2010 and commercial production from the Creston Mascota deposit was achieved in the first quarter of 2011. The Creston Mascota deposit is expected to produce approximately 40,000 ounces of gold per year during the period from 2014 to 2016.

On September 30, 2012, a movement of ore material was detected on the lower levels of the Creston Mascota leach pad (Phase #1). As a result of this movement, leaching operations were temporarily suspended at Creston Mascota until the upper level of the leach pad (Phase #2) could be prepared as an isolated containment area. These modifications were completed in early 2013 and resumption of leaching operations began during the second quarter of 2013. The Company continues to evaluate opportunities to develop other mineral resources that have been identified in the Pinos Altos area as satellite operations.

The Company has engaged the local communities in the area with hiring, local contracts, education support and medical support programs to ensure that the mine provides long-term benefits to the residents living and working in the region. Approximately 70% of the operating workforce at Pinos Altos are locally hired and 100% of the permanent workforce at the Company operations in Mexico are Mexican nationals.

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Mining and Milling Facilities

Surface Plan of the Pinos Altos Mine (as at December 31, 2013)

763,000 E
764,000 E
765,000 E
766,000 E
767,000 E
3,131,000 N
3,130,000 N
3,129,000 N
N
Reyna de Plata
San Eligio pit
Waste dump
Santo Nino pit
Portal
Mine offices
Shaft
Crusher
Oberon de Weber pit
El Apache pit
Waste dump
Waste dump
Waste dump
Proces plant
Mineral mills and stock pile
Conveyor
Tailing management facility
Heap leach facility
Waste dump
0
1
kilometres
U.T.M-Nad27-Z12

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Surface Plan of the Creston Mascota Deposit (as at December 31, 2013)

Milling operations during 2013 at Pinos Altos processed on average 5,262 tonnes per day as compared to the original design rate of 4,000 tonnes per day. The underground mine at Pinos Altos produced an average 3,160 tonnes of ore per day as compared to its designed rate of 3,000 tonnes per day. The open pit mines at Pinos Altos and the Creston Mascota deposit produced 20.2 million tonnes of ore, overburden and waste in 2013, which was in accordance with the mine plan for the year.

Mining Methods

The surface operations at the Pinos Altos mine use traditional open pit mining techniques with bench heights of seven metres and double benches on the footwall and single benching on the hanging wall. Mining is accomplished with front end loaders, trucks, track drills and various support equipment. Based upon geotechnical evaluations, the final pit slopes vary between 45 degrees and 50 degrees. Performance at the open pit mining operation at Pinos Altos during 2013 continues to indicate that the equipment, mining methods and personnel selected for the project are satisfactory for future production phases. 12.8 million tonnes of ore, overburden and waste were mined during 2013, meeting the expectations of the mine plan.

The underground mine, which commenced operations in the second quarter of 2010, uses the long hole sublevel stoping method to extract the ore. The Company has considerable expertise with this mining method, having used the same method at the LaRonde mine in Quebec. This method has also been used at various other Mexican mining operations. The stope height is 30 metres and the stope width is 15 metres. Ore is hauled to the surface utilizing underground trucks via a

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ramp system. The paste backfill system and ventilation system were commissioned in the fourth quarter of 2010. During 2013, approximately 1.15 million tonnes of ore were produced from the underground portion of the mine, averaging 3,160 tonnes per day. Currently, the planned capacity of the underground mine is 3,000 tonnes of ore per day. However, construction of a shaft hoisting facility to increase the mining capacity to 4,500 tonnes of ore per day was initiated in 2012, with completion of this project expected in 2016. The shaft hoisting capacity should reduce the number of underground trucks required and is expected to continue to maintain mill feed rates at 4,500 tonnes per day in future years as the open pit mines at Pinos Altos become depleted. Approximately 38 kilometres of total lateral development have been completed as of December 31, 2013.

Surface Facilities

The principal mineral processing facilities at the Pinos Altos mine are designed to process 4,000 tonnes of ore per day in a conventional process plant circuit which includes single stage crushing, grinding in a SAG and ball mill in closed loop, gravity separation followed by agitated leaching, counter current decantation and metals recovery in the Merrill-Crowe process. Tailings are detoxified and filtered and then used for paste backfill in the underground mine or deposited as dry tailings in an engineered tailings impoundment area. The Pinos Altos mill processed an average of 5,262 tonnes of ore per day during 2013. Low grade ore at Pinos Altos is processed in a heap leach system designed to accommodate approximately five million tonnes of mineralized material over the life of the project. The production from heap leach operations is expected to be relatively minor, contributing about 1% of total metal production planned for the remaining life of the mine (not including production from the Creston Mascota leach operation).

Surface facilities at the Pinos Altos mine include: a heap leach pad, pond, liner and pumping system; administrative support offices and change room facilities; camp facilities; a laboratory; a process plant shop; a maintenance shop; a generated power station; surface power transmission lines and substations; the engineered tailings management system; and a warehouse.

As noted above, a separate heap leach operation and ancillary support facilities were built at the Creston Mascota deposit, which is designed to process approximately 4,000 tonnes of ore per day in a three stage crushing, agglomeration and heap leach circuit with carbon adsorption. This project was commissioned in the latter part of 2010, with commercial production achieved in the first quarter of 2011. During 2013, a total of 1.3 million tonnes of ore was mined from the Creston Mascota deposit, averaging 3,750 tonnes per day. Based on performance of the mine and process facilities at the Creston Mascota deposit to date, the equipment, mining methods and personnel are satisfactory for completion of the planned production phases. The Creston Mascota deposit is expected to produce approximately 40,000 ounces of gold per year during the period from 2014 to 2016.

Over the life of the mine, recoveries of gold and silver in the milling circuit at Pinos Altos (other than from the Creston Mascota deposit) are expected to average approximately 93% and 45%, respectively. The Company anticipates precious metals recovery from low grade ore processed in the Pinos Altos heap leach facility will average about 68% for gold and 12% for silver. Heap leach recoveries for Creston Mascota ore are expected to average 63% for gold and 8% for silver.

Production and Mineral Recoveries

During 2013, the Pinos Altos mine, including the Creston Mascota deposit, had payable production of 215,800 ounces of gold and approximately 2.4 million ounces of silver from the Pinos Altos mill and the heap leach pads at the Pinos Altos and Creston Mascota deposits, with total cash costs of $423 per ounce of gold produced.

The Pinos Altos mill processed 1.92 million tonnes of ore grading 2.82 grams of gold per tonne and 82.43 grams of silver per tonne. The processing facility averaged 5,262 tonnes per day and operated 93% of available time. In the mill, gold recovery averaged approximately 94.75% and silver recovery averaged approximately 43.90%

The following table sets out the metal recoveries at the Pinos Altos mill in 2013.

	Head Grade	Overall Metal Recovery	Payable Production

Gold	2.82 g/t	94.75%	165,262 oz

Silver	82.43 g/t	43.90%	2,250,000 oz

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An additional 805,248 tonnes of ore was processed and placed on the heap leach pad at Pinos Altos in 2013, with an average grade of 0.71 grams of gold per tonne and 22.94 grams of silver per tonne. Cumulative recovery for gold and silver on the heap leach pad at Pinos Altos are approximately 69% and approximately 13%, respectively. Heap leach recovery is following the expected cumulative recovery curve and it is anticipated that the ultimate recovery of 68% for gold and 12% for silver will be achieved when leaching is completed in 2029.

An additional 1.28 million tonnes of ore were processed and placed on the heap leach pad at the Creston Mascota deposit in 2013, with an average grade of 1.43 grams of gold per tonne and 13.11 grams of silver per tonne. Cumulative metals recovery for gold and silver on the heap leach pad at the Creston Mascota deposit are approximately 46% and 7%, respectively. Heap leach recovery is following the expected cumulative recovery curve and it is anticipated that the ultimate recovery of 63% for gold and 8% for silver will be achieved when leaching is completed.

Production during 2014 at the Pinos Altos mine including the Creston Mascota deposit is expected to be approximately 185,000 ounces of gold and 2,093,000 ounces of silver from 3,508,000 tonnes grading 1.94 grams of gold per tonne and 46.45 grams of silver per tonne, at estimated total cash costs per ounce of gold of approximately $580; the expected gold recovery is 84.7% and the expected silver recovery is 40.0%. Minesite costs of $42 per tonne are expected.

Environmental Matters

The Pinos Altos mine has received the necessary permit authorizations for construction and operation of a mine, including a Change of Land Use permit and an Environmental Impact Study approval from the Mexican environmental agency. As of December 31, 2013, all permits necessary for the operation of the Pinos Altos mine, including the operations at the Creston Mascota deposit, had been received. Pinos Altos uses the dry stack tailings technology to minimize the geotechnical and environmental risk that can be associated with the rainfall intensities and topographic relief in the Sierra Madre region of Mexico.

Following an audit process by a third party, the operations at both the Pinos Altos mine and the Creston Mascota deposit have received the "Industria Limpia" certification from the Mexican environmental authorities. This certification is based on compliance with environmental requirements.

Capital Expenditures

Combined capital expenditures at the Pinos Altos and Creston Mascota deposit during 2013 were approximately $57.7 million, excluding capitalized drilling. Combined capital expenditures included sustaining capital for development underground and project capital expenses for the Pinos Altos shaft project and the expansion of the Creston Mascota leach pad.

In 2014, the Company expects capital expenditures at Pinos Altos, including the Creston Mascota deposit, to be approximately $64.0 million, excluding capitalized drilling. Capital expenditures in 2014 are primarily being used for underground mine development, shaft construction, tailings expansion and the development of the Phase III leach pad at the Creston Mascota deposit.

Development

As of December 31, 2013, for the mine life to date, more than 105.6 million tonnes of ore, overburden and waste had been removed from the open pit mine at Pinos Altos and approximately 38 kilometres of lateral development had been completed in the underground mine. At the Creston Mascota deposit, approximately 25.4 million tonnes of ore, overburden, and waste had been removed from the open pit mine as of December 31, 2013.

Geology, Mineralization and Exploration

Geology

The Pinos Altos mine is in the northern part of the Sierra Madre geologic province, on the northeast margin of the Ocampo Caldera, which hosts many epithermal gold and silver occurrences, including the nearby Ocampo mining operation and Moris mine.

The property is underlain by Tertiary-age (less than 45 million years old) volcanic and intrusive rocks that have been disturbed by faulting. The volcanic rocks belong to the lower volcanic complex and the discordantly overlying upper volcanic supergroup. The lower volcanic complex is represented on the property by the Navosaigame conglomerates (including thinly-bedded sandstone and siltstone) and the El Madrono volcanics (felsic tuffs and lavas intercalated with

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rhyolitic tuffs, sandy volcanoclastics and sediments). The upper volcanic group is made up of the Victoria ignimbrites (explosive felsic volcanics), the Frijolar andesites (massive to flow-banded, porphyritic flows) and the Buenavista ignimbrites (dacitic to rhyolitic pyroclastics).

Intermediate and felsic dykes as well as rhyolitic domes intrude all of these units. The Santo Nino andesite is a dyke that intrudes along the Santo Nino fault zone.

Structure on the property is dominated by a ten-kilometre by three-kilometre horst, a fault-uplifted block structure oriented west-northwest, that is bounded on the south by the south-dipping Santo Nino fault and on the north by the north-dipping Reyna de Plata fault. Quartz-gold vein deposits are emplaced along these faults and along transfer faults that splay from the Santo Nino fault.

Mineralization

Gold and silver mineralization at the Pinos Altos mine consists of low sulphidation epithermal type hydrothermal veins and breccias. The Santo Nino structure outcrops over a distance of roughly six kilometres. It strikes at 60 degrees azimuth on its eastern portion and turns to strike roughly 90 degrees azimuth on its western fringe. The structure dips at 70 degrees towards the south. The four mineralized sectors hosted by the Santo Nino structure consist of discontinuous quartz rich lenses named from east to west: El Apache, Oberon de Weber, Santo Nino and Cerro Colorado.

The El Apache lens is the most weakly mineralized. The area hosts a weakly developed white quartz dominated breccia. Gold values are low and erratic over its roughly 750 metre strike length. Past drilling suggests that this zone is of limited extent at depth.

The Oberon de Weber lens has been followed on surface and by diamond drilling over an extent of roughly 500 metres. Shallow holes drilled by the Company show good continuity both in grade and thickness over roughly 550 metres. From previous drilling done by Penoles, continuity at depth appears to be erratic with a weakly defined western rake.

The Santo Nino lens is the most vertically extensive of these lenses. It has been traced to a depth of approximately 750 metres below surface. The vein is followed on surface over a distance of 550 metres and discontinuously up to 650 metres. Beyond its western and eastern extents, the Santo Nino andesite is massive and only weakly altered. Gold grades found are systematically associated with green quartz brecciated andesite.

The Cerro Colorado lens is structurally more complex than the three described above. Near the surface, it is marked by a complex superposition of brittle faults with mineralized zones which are difficult to correlate from hole to hole. Its relation to the Santo Nino fault zone is not clearly defined. Two deeper holes drilled by the Company suggest better grade continuity is possible at depth.

The San Eligio zone is located approximately 250 metres north of Santo Nino. The host rock is brecciated Victoria Ignimbrite, occasionally with stockworks. There is no andesite in this sector. Unlike the other lenses, the San Eligio lens dips towards the north. The lateral extent seems to be continuous for 950 metres. Its average width is five metres and never exceeds 15 metres. Surface mapping and prospecting has suggested good potential for additional mineralization on strike and at depths below 150 metres. Visible gold has been seen in the drill core.

Several other promising zones are associated with the horst feature in the northwest part of the property. The Creston Mascota deposit is seven kilometres northwest of the Santo Nino deposit, and is similar, but dips shallowly to the west. The Creston Mascota deposit is about 1,000 metres long and 4 to 40 metres wide, and extends from surface to more than 200 metres depth.

The Cubiro mineralization is two kilometres west of the Creston Mascota deposit. Cubiro is a surface deposit that strikes northwest, has a steep dip and has been followed along strike for approximately 850 metres. Drilling has intersected significant gold and silver mineralization up to 30 metres wide. The Cubiro deposit is split by a fault that caused 200 metres of displacement to the west, which has been traced by drilling. The zone is still open to the southeast and possibly at depth.

The Sinter zone is 1,500 metres north-northeast of the Santo Nino zone and is part of the Reyna de Plata gold structure. The steeply dipping mineralization is four to 35 metres wide and almost 900 metres long, with over 350 metres of vertical depth. Sinter is being evaluated for its open pit mining and heap leach potential.

Other identified mineral resources in the Pinos Altos region include the Bravo and Carola zones adjacent to the Creston Mascota deposit and the Reyna de la Plata prospect further to the east. Exploration efforts will be allocated to these zones as development continues at Pinos Altos and the Creston Mascota deposit.

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Exploration

Overall, there was a decrease of approximately 448,000 ounces of gold in reserves at Pinos Altos (including Creston Mascota) in 2013 after mining 251,000 ounces of gold. The net decrease was a result of using a higher cut-off grade (necessitated by a lower gold price assumption) for the reserves estimation as well as the setting aside of previous reserves in an underground support pillar. The reserve grade increased 11% from 2.21 grams of gold per tonne to 2.46 grams of gold per tonne. Indicated resources at Pinos Altos decreased by 4.0 million tonnes to 13.9 million tonnes grading 1.54 grams of gold per tonne and 33.63 grams of silver per tonne due to a more conservative approach at the Sinter deposit. The inferred resources declined to 17.7 million tonnes grading 1.28 grams of gold per tonne and 26.28 grams of silver per tonne. Drilling and evaluation will continue in 2014.

In 2013, minesite exploration activities were primarily focused on conversion of the resources at Santo Nino, Oberon de Weber, San Eligio and Creston Mascota. A total of 25,900 metres of minesite exploration drilling and 17,900 metres of definition (conversion) drilling were completed during the year. Regional exploration in 2013 focused on the Penasco Blanco, Veta Escalon, Veta Colorada and Veta Flor prospects. Diamond drilling consisted of 5.7 kilometres.

In 2014, the Company expects to spend approximately $4.2 million on exploration at the Pinos Altos mine, including $2.3 million on 9,000 metres of conversion drilling and $1.9 million on 7,000 metres of exploration drilling.

La India Mine

Construction began at La India in September 2012 and commercial production is expected in the first quarter of 2014. The La India mine is expected to produce approximately 50,000 ounces of gold in 2014, and 90,000 ounces of gold in each of 2015 and 2016. At December 31, 2013, the La India mine was estimated to contain proven and probable mineral reserves of 0.8 million ounces of gold comprised of 27.1 million tonnes of ore grading 0.87 grams of gold per tonne.

The La India property consists of 53 mining concessions totalling approximately 60,407 hectares in the Mulatos Gold Belt in Sonora, Mexico. The La India mine project includes the Tarachi deposit and several other prospective targets in the belt. At Tarachi, indicated resources are 47.2 million tonnes grading 0.39 grams of gold per tonne and inferred resources are 81.7 million tonnes grading 0.36 grams of gold per tonne. A metallurgical testing program on Tarachi composite samples has been initiated.

Location Map of the La India Mine (as at December 31, 2013)

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The Mulatos Gold Belt is part of the Sierra Madre gold and silver belt that also hosts the operating Mulatos gold mine immediately southeast of the La India property and the Pinos Altos mine and the Creston Mascota deposit 70 kilometres to the southeast.

The La India mine is located in the municipality of Sahuaripa, southeastern Sonora State, between the small rural towns of Tarachi and Matarachi, which offer basic infrastructure in the form of roads, rural telephone service, small grocery stores and unpaved air strips. More services are available in the town of Sahuaripa located 60 kilometres by gravel road (approximately 2.5 hours) northwest of the La India mine project. The population of the district is estimated to be a few thousand, with most of the inhabitants involved in cattle ranching, farming, forestry and mining and exploration. An adequate supply of labour for mining operations can be drawn from the region. Trained exploration personnel for the La India mine are mainly sourced from northern Mexico, including Hermosillo, Sonora.

The closest major city with an international airport is Hermosillo, the capital of Sonora, located 210 kilometres west-northwest of the La India mine. Road travel from Hermosillo to the site takes approximately seven hours. Alternatively, the mine can be accessed by small aircraft. The power supply at the La India mine is provided by diesel generators.

The Company acquired the La India property in November 2011 as part of its acquisition of Grayd. Grayd had explored the property since 2004 and had prepared a preliminary economic assessment of the project in December 2010 based on a June 2010 NI 43-101-compliant resource estimate.

Infill drilling at La India from November 2011 to May 2012 allowed the Company to confirm and expand the mineral resources reported in the December 2010 preliminary economic assessment. On August 31, 2012, the Company completed a feasibility study for the construction of a multi-pit mine and heap leach operation on the La India deposit.

Engineering studies and operating and capital cost estimates were developed to exploit only the oxide mineralization at La India; there is no current plan to mine sulphide minerals. Metallurgical test results indicate an estimated overall gold recovery of 80%. Total cash costs are expected to be $497 per ounce of gold produced net of byproduct silver credits. The pre-production capital cost is estimated at $166 million (including capitalized production expenses prior to commercial production) and the sustaining capital is estimated to be approximately $6 million per year over the life of the mine.

The 2012 feasibility study estimated that, on an after-tax basis, the cumulative net cash flow would become positive during the third year after the start of commercial production, with construction starting in 2012 and production starting in 2014. In other words, the estimated payback period of capital for the La India mine would be within three years after the start of commercial production. The 2012 feasibility study was based on a gold price of $1,379 per ounce, a silver price of $26.49 per ounce, and an exchange rate of 13.00 Mexican Pesos per $1.00. This payback period calculation does not take into account any interest costs or inflation.

As of December 31, 2013, the La India mine construction was essentially completed and pre-production commissioning operations of the mine and processing facility had commenced.

The climate at La India is semi-arid with seasonal temperatures ranging from 35 degrees Celsius to minus two degrees Celsius, and heavy rainfall from July to September. Exploration activities may be conducted year-round.

At the Tarachi deposit, the surface rights in the project area are owned by the Tarachi Ejido (agrarian community) and private parties. All measured, indicated and inferred project resources lie within privately owned or ejido possessed land. Surface access lease agreements have been executed with the property owners or possessors for all identified target areas. The existing agreements permit exploration activities only; if mining activity is contemplated in this exploration area the Company will be required to negotiate further to acquire the surface rights needed for project development.

Mining and Milling Facilities

Mining Methods

Operations at the La India mine use traditional open pit mining techniques with bench heights of six metres with front end loaders, trucks, track drills and various support equipment. Based upon geotechnical evaluations, the final pit slopes will vary between 45 degrees and 50 degrees.

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Surface Facilities

The following surface plan details the ultimate mine layout showing ultimate pits and waste rock dump locations, roads, the leach pad and other infrastructure.

Surface Plan of the La India Mine (as at December 31, 2013)

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Surface facilities at the La India mine include a three-stage ore crushing facility, a 50 million tonne capacity lined heap leach pad with process ponds and pumping system, a carbon adsorption plant, a laboratory, a process plant shop, a mining equipment maintenance shop, a generated power station, surface power transmission lines and substations, a warehouse, administrative support offices and camp facilities. The power for the facilities is supplied by diesel generators and water is supplied by a system of wells and catchment facilities. Septic discharges are managed in their respective leach fields. Non-organic waste from the camp is disposed in the Matarachi Ejido landfill.

Production and Mineral Recoveries

For the brief pre-production period at the end of 2013, the La India mine had payable production of 3,180 ounces of gold from approximately 595,000 tonnes of ore stacked on the leach pad grading 0.97 grams of gold per tonne. Heap leach recovery is following the expected cumulative recovery curve and it is anticipated that the ultimate gold recovery of 80% will be achieved when leaching is completed.

Gold production during 2014 at the La India mine is expected to be approximately 50,000 ounces from 3,173,000 tonnes grading 0.84 grams of gold per tonne, at estimated total cash costs per ounce of approximately $743, with gold recovery expected to be 58.2%. Minesite costs of $12 per tonne are expected.

Environmental Matters

Baseline environmental information has been collected at the La India site since late 2008. This information includes surface water sampling, archeological assessment and soil, fauna and flora assessments.

The La India mine is not located in an area with a special federal environmental protection designation. Both the Manifesto de Impacto Ambiental (an environmental impact statement) and Cambio de Uso de Suelo (a land use change permit) required for project development were granted by the authorities in 2012.

Some historic mining has been observed in the area but the remaining waste dumps and tailings are small and are not considered to present significant environmental issues.

Capital Expenditures

Capital expenditures at the La India mine during 2013 were approximately $115.0 million excluding capitalized drilling, which was spent on construction and preproduction activities. The Company expects capital expenditures to be approximately $6.0 million in 2014, excluding capitalized drilling. The capital expenditures in 2014 are to be used for the construction of water harvesting dams and the acid rock drainage treatment system.

Development

Processing at La India began in September 2013 and commercial production is expected in the first quarter of 2014.

Agreements & Licences

The mining concessions for the La India mine and Tarachi deposit are controlled by an indirect, wholly-owned subsidiary of the Company by means of direct ownership and by five separate agreements whereby the Company can earn a 100% interest in certain concessions by making cash and share payments. Payment has been made in full for the claims that host all of the measured, indicated and inferred resources. Some concessions are subject to underlying net smelter royalties varying between 1% and 3%, some of which may be purchased by the Company which would result in net smelter royalties of up to 2% remaining.

For the Tarachi deposit, payments totalling $2.5 million and shares with value equivalent to $967,500 over a six year period are required for the Company to earn a 100% interest in the relevant concessions. To date, $480,000 has been paid toward these concessions. Some concessions are subject to an underlying net smelter royalty of 2%, some of which may be purchased by the Company, which would result in net smelter royalties of up to 1% remaining.

The defined mineral reserve and resource and all lands required for infrastructure for the La India mine are wholly-contained within three privately-held properties which the Company has acquired in order to permit exploration, construction and mine development activities.

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Geology, Mineralization and Exploration

Geology and Mineralization

The La India mine lies within the Sierra Madre Occidental ("SMO") province, an extensive Eocene to Miocene volcanic field from the United States-Mexico border to central Mexico. The La India mine lies within the western limits of the SMO in an area dominated by outcrops of andesite and dacitic tuffs, overlain by rhyolites and rhyolitic tuffs that were affected by large-scale north-northwest-striking normal faults and intruded by granodiorite and diorite stocks. Incised fluvial canyons cut the uppermost strata and expose the Lower Series volcanic strata.

The mine area is predominantly underlain by a volcanic sequence comprised of andesitic and felsic extrusive volcanic strata with interbedded epiclastic volcaniclastic strata of similar composition. The mineral occurrences present in the mine area, and the deposit type being sought, are volcanic-hosted epithermal, high-sulphidation gold-silver deposits. Such deposits may be present as veins and/or disseminated deposits. The La India mine deposit area is one of several high-sulphidation epithermal mineralization centres recognized in the region.

Epithermal high-sulphidation mineralization at the La India mine developed as a cluster of gold zones (Main and North) aligned north-south within a genetically related zone of hydrothermal alteration in excess of 20 square kilometres in area. Gold mineralization is confined to the Late Eocene rocks within zones of intermediate and advanced argillitic alteration originally containing sulphides, and subsequently oxidized by supergene processes. The North and Main zones are within two kilometres of each other.

Surface outcrop mapping and drill-hole data so far indicate that the gold system at the Tarachi deposit is likely best classified as a gold porphyry deposit.

Exploration

Overall, there was a slight decrease of approximately 17,400 ounces of gold in reserves at La India in 2013 after mining ore containing 18,600 ounces of gold. The net reduction was a result of the production and an increased cut-off grade resulting from lower gold prices in 2013, partially offset by conversion drilling. Measured and indicated resources at the La India mine increased by 13.0 million tonnes to 56.2 million tonnes grading 0.38 grams of gold per tonne, largely due to a new geological model at the Tarachi deposit. Inferred resources increased in 2013 to 82.1 million tonnes grading 0.36 grams of gold per tonne. Drilling and evaluation will continue in 2014.

In 2013, the Company completed 15.0 kilometres of drilling through 194 diamond drill holes at the La India mine. This included 6.2 kilometres of mine site exploration drilling at a cost of $2.3 million at Main Zone and La India Zone, and 8.8 kilometres of definition (conversion) drilling at a cost of $1.8 million at Main Zone. In 2013, there was also exploration drilling of 4.9 kilometres through 17 diamond drill holes at the El Pilar, Arroyo Hondo and Cordon de Viruela targets and mapping and sampling at the Tarachi deposit at a cost of $3.4 million.

The Company expects to spend approximately $4.4 million on 14.0 kilometres of conversion drilling and $1.0 million on 3.0 kilometres of exploration drilling at the La India mine in 2014. At the Tarachi deposit in 2014, the budget is $2.1 million for 4.0 kilometres of exploration drilling. An additional $2.3 million is planned for 4.0 kilometres of exploration drilling in the Tarachi region in 2014.

Regional Exploration Activities

During 2013, the Company continued to actively explore in Quebec, Nunavut, Nevada, Finland, Sweden and Mexico. The Canadian exploration activities were focused on the Goldex, Maritime, Cadillac, Lapa and Perron properties in Quebec, as well as on the Meadowbank, IVR and Meliadine properties in Nunavut. In the United States, exploration activities during 2013 were concentrated on the West Pequop and Summit projects located in northeast Nevada. In Mexico, regional exploration was focused on the La India property where mining started late in the year. In Finland, regional exploration was focused to the north of the Kittila mine along the Kiistala fault, and on the Hanhimaa property immediately west of the Kittila mine property. In southern Sweden, the Company explored the Solvik project. At the LaRonde, Goldex, Lapa, Meadowbank, Pinos Altos and Kittila mines, the Company continued exploration programs around the mines. Most of the exploration budget was spent on drilling programs near the mine infrastructure along previously recognized gold trends.

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At the end of 2013, the Company's land holdings in Canada consisted of 65 projects comprised of 2,365 mineral titles covering an aggregate of 250,530 hectares. Land holdings in the United States consisted of five properties comprised of 2,902 mineral titles covering an aggregate of 61,504 hectares. Land holdings in Finland consisted of three groups of properties comprised of 305 mineral titles covering an aggregate of 28,136 hectares. Land holdings in Sweden consisted of one project comprised of eight mineral titles covering an aggregate of 9,111 hectares. Land holdings in Mexico consisted of ten projects comprised of 122 mining concession titles covering an aggregate of 142,668 hectares.

The total amount of expenditures incurred on exploration activities at the Company's exploration properties and on corporate development activities in 2013 was $39.3 million, which included drilling 213 holes for an aggregate of approximately 58 kilometres.

The budget for expenditures on exploration activities at the Company's exploration properties and on corporate development activities in 2014 is approximately $43.4 million, including approximately 59 kilometres of drilling. For further details of the components of the 2014 exploration budget, see the Company's news release dated February 12, 2014.

Mineral Reserves and Mineral Resources

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Mineral Resources

This section uses the terms "measured mineral resources" and "indicated mineral resources". Investors are advised that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Mineral Resources

This section uses the term "inferred mineral resources". Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

Information on Mineral Reserves and Mineral Resources of the Company

The scientific and technical information set out in this AIF has been approved by the following "qualified persons" as defined by NI 43-101: reserves and resources – Daniel Doucet, P.Eng., Corporate Director, Reserve Development; environmental – Louise Grondin, Senior Vice-President, Environment and Sustainable Development; mining operations, Southern Business – Tim Haldane, Senior Vice-President, Latin America; metallurgy – Paul Cousin, Vice-President, Metallurgy; and mining operations, Northern Business – Christian Provencher, Vice-President, Canada. The Company's mineral reserves estimate was derived from internally generated data or geology reports. Four of the Company's reserve and resource estimates (Goldex, Meliadine, Meadowbank and La India) have been audited by independent consultants.

In prior periods, reserves and resources for all properties were generally estimated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC guidelines. These guidelines require the use of prices that reflect current economic conditions at the time of reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices. Given the current lower commodity price environment, the Company has decided to use price assumptions that are below the three-year averages for its 2013 reserve and resource estimates. The assumptions used for the 2013 mineral reserves and resources estimate at all mines and advanced projects reported by the Company in this AIF were $1,200 per ounce gold, $18.00 per ounce silver, $0.82 per pound zinc, $3.00 per pound copper, $0.91 per pound lead and exchange rates of C$1.03 per $1.00, 12.75 Mexican pesos per $1.00 and $1.32 per €1.00. The assumptions used for the 2012 mineral reserves and resources estimates for the Lapa, Goldex, Meadowbank, Meliadine and Creston Mascota properties reported by the Company were based on three-year average prices for the period ending December 31, 2012 of $1,490 per ounce of gold, $29.00 per ounce of silver, $0.95 per pound of zinc, $3.67 per pound of copper, $1.00 per pound of lead and exchange rates of C$1.00 per $1.00, 12.75 Mexican pesos per $1.00 and $1.34 per €1.00. The assumptions used for the 2012 mineral reserves and resources estimates for the LaRonde, Kittila, Pinos Altos, La India and Tarachi properties reported by the Company in 2012 used more conservative metal price assumptions of $1,345 per ounce of gold, $25.00 per ounce of silver, $0.95 per pound of zinc, $3.49 per pound of copper, $0.99 per pound of lead and exchange rates of C$1.00 per $1.00, 13.00 Mexican pesos per

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$1.00 and $1.30 per €1.00. The assumptions used for the 2011 mineral reserves and resources estimate reported by the Company were based on three-year average prices for the period ending December 31, 2011 of $1,255 per ounce of gold, $23.00 per ounce of silver, $0.91 per pound of zinc, $3.25 per pound of copper, $0.95 per pound of lead and exchange rates of C$1.05 per $1.00, 12.86 Mexican pesos per $1.00 and $1.37 per €1.00. Other assumptions used for estimating 2012 and 2011 mineral reserve and resource information may be found in the Company's annual filings in respect of the years ended December 31, 2012 and December 31, 2011, respectively.

Set out below are the reserve estimates as of December 31, 2013, as calculated in accordance with NI 43-101 (tonnages and contained gold quantities are rounded to the nearest thousand):

	National Instrument 43-101

Property	Tonnes	Gold Grade (g/t)	Contained Gold (oz)

Proven Reserves

Northern Business

LaRonde mine (underground)	5,978,000	3.48	668,000

Lapa mine (underground)	1,011,000	5.99	195,000

Goldex mine (underground)	119,000	1.52	6,000

Kittila mine (open pit)	222,000	3.50	25,000

Kittila mine (underground)	882,000	4.46	126,000

Kittila mine total proven	1,104,000	4.27	151,000

Meadowbank mine (open pit)	1,128,000	2.88	104,000

Meliadine project (open pit)	34,000	7.31	8,000

Southern Business

Pinos Altos mine (open pit)	365,000	0.97	11,000

Pinos Altos mine (underground)	1,601,000	2.90	149,000

Pinos Altos mine total proven	1,966,000	2.54	161,000

La India mine (open pit)	228,000	0.64	5,000

Total Proven Reserves	11,568,000	3.49	1,298,000

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Probable Reserves

Northern Business

LaRonde mine (underground)	18,149,000	5.50	3,212,000

Lapa mine (underground)	456,000	5.92	87,000

Goldex mine (underground)	7,485,000	1.52	367,000

Kittila mine (open pit)	147,000	3.45	16,000

Kittila mine (underground)	30,373,000	4.66	4,547,000

Kittila mine total probable	30,520,000	4.65	4,563,000

Meadowbank mine (open pit)	15,692,000	3.26	1,647,000

Meliadine project (open pit)	4,965,000	6.03	963,000

Meliadine project (underground)	6,978,000	8.34	1,870,000

Meliadine project total probable	11,943,000	7.38	2,833,000

Southern Business

Pinos Altos mine (open pit)	10,835,000	2.09	728,000

Pinos Altos mine (underground)	15,903,000	2.69	1,377,000

Pinos Altos mine total probable	26,738,000	2.45	2,105,000

La India mine (open pit)	26,868,000	0.87	753,000

Total Probable Reserves	137,850,000	3.51	15,567,000

North total proven and probable reserves	93,618,000	4.60	13,841,000

South total proven and probable reserves	55,800,000	1.69	3,024,000

Total Proven and Probable Reserves	149,418,000	3.51	16,865,000

In the tables above and below setting out mineral reserve information about the Company's mineral projects, tonnage information is rounded to the nearest thousand tonnes and the total contained gold ounces stated do not include equivalent gold ounces for byproduct metals contained in the mineral reserve. For all reserves and resources other than inferred mineral resources, the reported metal grades in the estimates reflect dilution after mining recovery. The mineral reserve and mineral resource figures presented in this AIF are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.

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Mineral Reserves and Mineral Resources

Northern Business

LaRonde Mine Mineral Reserves and Mineral Resources

	As at December 31,

	2013	2012	2011

LaRonde Extension Orebody (below Level 245)

Proven mineral reserves – tonnes	4,600,000	3,600,000	1,600,000

Average grade – gold grams per tonne	3.79	3.49	3.36

Probable mineral reserves – tonnes	17,800,000	21,300,000	25,000,000

Average grade – gold grams per tonne	5.56	5.16	5.04

LaRonde Orebody (above Level 245)

Proven mineral reserves – tonnes	1,400,000	2,700,000	3,700,000

Average grade – gold grams per tonne	2.43	2.26	2.27

Probable mineral reserves – tonnes	300,000	1,200,000	2,900,000

Average grade – gold grams per tonne	2.75	2.04	2.18

Total proven and probable mineral reserves – tonnes	24,100,000	28,800,000	33,200,000

Average grade – gold grams per tonne	5.00	4.54	4.40

Total contained gold ounces	3,880,000	4,206,000	4,700,000

Notes:

(1)
The 2013 proven and probable mineral reserves set out in the table above are based on a net smelter return cut-off value of the ore that varies between C$98 per tonne and C$111 per tonne depending on the deposit. Gold cut-off grades used for resource estimates were fixed at 75% of the applicable reserve cut-off grade. The Company's historical metallurgical recovery rates at the LaRonde mine from January 1, 2009 to December 31, 2013 averaged 90.6% for gold, 87.6% for silver, 87.5% for zinc and 81.2% for copper. The historical metallurgical recovery rate for lead from January 1, 2009 to December 31, 2013 was 17.5%. The Company estimates that a 12.5% change in the gold price would result in an approximate 1.8% change in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2013, the LaRonde mine contained indicated mineral resources of 4,242,000 tonnes grading 2.12 grams of gold per tonne and inferred mineral resources of 10,536,000 tonnes grading 4.61 grams of gold per tonne.

(3)
The following table sets out the reconciliation of mineral reserves (in nearest thousand tonnes) at the LaRonde mine by category at December 31, 2013 with those at December 31, 2012. Revision indicates additional mineral reserves converted from mineral resources or other categories of mineral reserves and mineral reserves added from exploration activities during 2013.

	Proven	Probable	Total

December 31, 2012	6,323	22,462	28,786

Processed in 2013	2,319	–	2,319

Revision	1,974	(4,313)	(2,339)

December 31, 2013	5,978	18,149	24,127

(4)
Complete information on the verification procedures, the quality assurance program, quality control procedures, expected payback period of capital, parameters and methods and other factors that may materially affect scientific and technical information presented in this AIF relating to the LaRonde mine may be found in the Technical Report on the 2005 LaRonde Mineral Resource & Mineral Reserve Estimate filed with Canadian securities regulatory authorities on the System for Electronic Document Analysis and Retrieval ("SEDAR") on March 23, 2005.

(5)
At December 31, 2013, the Bousquet project contained indicated mineral resources of 12,748,000 tonnes grading 2.31 grams of gold per tonne and inferred mineral resources of 4,567,000 tonnes grading 4.04 grams of gold per tonne.

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Lapa Mine Mineral Reserves and Mineral Resources

	As at December 31,

	2013	2012	2011

Gold

Proven mineral reserves – tonnes	1,011,000	1,129,000	1,044,000

Average grade – gold grams per tonne	5.99	6.25	6.45

Probable mineral reserves – tonnes	456,000	939,000	1,340,000

Average grade – gold grams per tonne	5.92	5.58	6.61

Total proven and probable mineral reserves – tonnes	1,466,000	2,068,000	2,384,000

Average grade – gold grams per tonne	5.97	5.95	6.54

Total contained gold ounces	281,000	395,000	501,000

Notes:

(1)
The 2013 mineral reserve estimates were calculated using an assumed metallurgical gold recovery of 78% and a cut-off grade of 3.9 grams of gold per tonne, and the resource estimates were calculated using an assumed metallurgical gold recovery of 76% and a cut-off grade of 3.0 grams of gold per tonne. Gold cut-off grades used for resource estimates were fixed at 75% of the applicable reserve cut-off grade. The operating cost per tonne estimate for the Lapa mine in 2013 was C$119.86. The Company estimates that a 12.5% change in the gold price would result in an approximate 1.5% change in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2013, the Lapa mine contained indicated mineral resources of 1,550,000 tonnes grading 4.28 grams of gold per tonne and inferred mineral resources of 976,000 tonnes grading 5.49 grams of gold per tonne.

(3)
The following table sets out the reconciliation of mineral reserves (in nearest thousand tonnes) at the Lapa mine by category at December 31, 2013 with those at December 31, 2012. Revision indicates additional mineral reserves converted from mineral resources or other categories of mineral reserves and mineral reserves added from exploration activities during 2013.

	Proven	Probable	Total

December 31, 2012	1,129	939	2,068

Processed in 2013	641	–	641

Revision	522	(483)	39

December 31, 2013	1,011	456	1,466

(4)
Complete information on the verification procedures, the quality assurance program, quality control procedures, expected payback period of capital, parameters and methods and other factors that may materially affect scientific and technical information presented in this AIF relating to the Lapa mine may be found in the Technical Report on the Lapa Gold Project, Cadillac Township, Quebec, Canada filed with Canadian securities regulatory authorities on SEDAR on June 8, 2006.

68     AGNICO EAGLE
           ANNUAL INFORMATION FORM

Goldex Mine Mineral Reserves and Mineral Resources

	As at December 31,

	2013	2012	2011

Gold

Proven mineral reserves – tonnes	119,000	59,000	–

Average grade – gold grams per tonne	1.52	1.70	–

Probable mineral reserves – tonnes	7,485,000	6,936,000	–

Average grade – gold grams per tonne	1.52	1.55	–

Total proven and probable mineral reserves – tonnes	7,605,000	6,995,000	–

Average grade – gold grams per tonne	1.52	1.55	–

Total contained gold ounces	372,000	349,000	–

Notes:

(1)
The suspension of mining operations at the Goldex mine on October 19, 2011 resulted in a restatement, as of that date, of all Goldex proven or probable reserves (as stated on December 31, 2010) that had not already been mined, as measured or indicated resources, except stockpiled ore on surface; the stockpiled ore was processed by the end of October 2011.

(2)
On July 25, 2012, the Board of Directors approved the development of underground mining operations in the M and E Zones, where initial reserves were estimated in a feasibility study completed on October 14, 2012. Mining operations resumed on the M and E Zones in September 2013 as well as initial milling, and the Goldex mine achieved commercial production in the fourth quarter of 2013.

(3)
The 2013 proven and probable mineral reserves set forth in the table above were estimated using an assumed metallurgical gold recovery of 93%. In 2013, the mining costs were estimated to be C$39.72 per tonne for the E and M Zones. The cut-off grade used for mineral reserves was 1.10 grams of gold per tonne. Gold cut-off grades used for resource estimates were fixed at 75% of the applicable reserve cut-off grade. The Company estimates that a 12.5% change in the gold price would result in an approximate 5.9% change in mineral reserves.

(4)
In addition to the mineral reserves set out above, at December 31, 2013, the Goldex mine contained measured mineral resources of 12,360,000 tonnes grading 1.86 grams of gold per tonne, indicated mineral resources of 17,744,000 tonnes grading 2.03 grams of gold per tonne and inferred mineral resources of 26,068,000 tonnes grading 1.64 grams of gold per tonne.

(5)
The following table sets out the reconciliation of mineral reserves (in nearest thousand tonnes) at the Goldex mine by category at December 31, 2013 with those at December 31, 2012. Revision indicates additional mineral reserves converted from mineral resources or other categories of mineral reserves and mineral reserves added from exploration activities during 2013.

	Proven	Probable	Total

December 31, 2012	59	6,936	6,995

Processed in 2013	528	–	528

Revision	588	549	1,138

December 31, 2013	119	7,485	7,605

(6)
Complete information on the verification procedures, the quality assurance program, quality control procedures, expected payback period of capital, parameters and methods and other factors that may materially affect scientific and technical information presented in this AIF relating to the Goldex mine may be found in the Technical Report on Restatement of the Mineral Resources at Goldex Mine, Quebec, Canada as at October 19, 2011 filed with the Canadian securities regulatory authorities on SEDAR on December 5, 2011 and the Technical Report on Production of the M and E Zones at Goldex Mine dated October 14, 2012 filed with the Canadian securities regulatory authorities on SEDAR on November 1, 2012.

AGNICO EAGLE     69
ANNUAL INFORMATION FORM

Kittila Mine Mineral Reserves and Mineral Resources

	As at December 31,

	2013	2012	2011

Gold

Proven mineral reserves – tonnes	1,104,000	1,461,000	702,000

Average grade – gold grams per tonne	4.27	4.59	5.09

Probable mineral reserves – tonnes	30,520,000	31,662,000	33,862,000

Average grade – gold grams per tonne	4.65	4.49	4.65

Total proven and probable mineral reserves – tonnes	31,624,000	33,122,000	34,564,000

Average grade – gold grams per tonne	4.64	4.49	4.66

Total contained gold ounces	4,714,000	4,783,000	5,177,000

Notes:

(1)
The 2013 proven and probable mineral reserve and mineral resource estimates were calculated using a metallurgical gold recovery of 89%. Gold cut-off grades used were 2.14 grams per tonne, undiluted (1.90 grams per tonne, diluted) for open pit reserves and between 3.50 grams per tonne and 3.69 grams per tonne, undiluted (between 2.97 grams per tonne and 3.16 grams per tonne, diluted), depending on the deposit, for underground reserves. Gold cut-off grades used for resource estimates were fixed at 75% of the applicable reserve cut-off grade. The open pit operating cost was estimated to be €48.36 per tonne in 2013, while the underground cost averaged €78.07 per tonne in 2013. The Company estimates that a 12.5% change in the gold price would result in an approximate 14.2% change in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2013, the Kittila mine contained measured mineral resources of 511,000 tonnes grading 2.69 grams of gold per tonne, indicated mineral resources of 10,519,000 tonnes grading 2.79 grams of gold per tonne and inferred mineral resources of 7,522,000 tonnes grading 4.12 grams of gold per tonne.

(3)
The breakdown of proven and probable mineral reserves between planned open pit operations and underground operations at the Kittila mine (with tonnage and contained ounces rounded to the nearest thousand) at December 31, 2013 is:

Category	Mining Method	Tonnes	Gold Grade (g/t)	Contained Gold (oz)

Proven mineral reserves	Open pit	222,000	3.50	25,000

Proven mineral reserves	Underground	882,000	4.46	126,000

Total proven mineral reserves		1,104,000	4.27	151,000

Probable mineral reserves	Open pit	147,000	3.45	16,000

Probable mineral reserves	Underground	30,373,000	4.66	4,547,000

Total probable mineral reserves		30,520,000	4.65	4,563,000

(4)
The following table sets out the reconciliation of mineral reserves (in nearest thousand tonnes) at the Kittila mine by category at December 31, 2013 with those at December 31, 2012. Revision indicates additional mineral reserves converted from mineral resources or other categories of mineral reserves and mineral reserves added from exploration activities during 2013.

	Proven	Probable	Total

December 31, 2012	1,461	31,662	33,122

Processed in 2013	934	–	934

Revision	578	(1,142)	(564)

December 31, 2013	1,104	30,520	31,624

(5)
Complete information on the verification procedures, the quality assurance program, quality control procedures, expected payback period of capital, parameters and methods and other factors that may materially affect scientific and technical information presented in this AIF relating to the Kittila mine may be found in the Technical Report on the December 31, 2009, Mineral Resource and Mineral Reserve Estimate and the Suuri Extension Project, Kittila Mine, Finland, filed with the Canadian securities regulatory authorities on SEDAR on March 4, 2010.

70     AGNICO EAGLE
           ANNUAL INFORMATION FORM

Meadowbank Mine Mineral Reserves and Mineral Resources

	As at December 31,

	2013	2012	2011

Gold

Proven mineral reserves – tonnes	1,128,000	1,764,000	1,931,000

Average grade – gold grams per tonne	2.88	1.56	1.49

Probable mineral reserves – tonnes	15,692,000	23,560,000	22,563,000

Average grade – gold grams per tonne	3.26	2.91	2.91

Total proven and probable mineral reserves – tonnes	16,819,000	25,324,000	24,494,000

Average grade – gold grams per tonne	3.24	2.82	2.79

Total contained gold ounces	1,751,000	2,294,000	2,201,000

Notes:

(1)
The 2013 mineral reserve and mineral resource estimates were calculated using a cut-off grade that used a metallurgical gold recovery of 91% or 94%, depending on the deposit. The economic cut-off grade used to determine the open pit reserves varied from 1.45 grams of gold per tonne to 1.53 grams of gold per tonne, depending on the deposit, and is 1.10 to 1.25 grams of gold per tonne as a marginal cut-off grade, depending on the deposit. Gold cut-off grades used for resource estimates were fixed at 75% of the applicable reserve cut-off grade. The estimated ore-based operating costs used for the 2013 mineral reserve estimate varied between C$53.85 per tonne and C$55.09 per tonne, depending on the deposit, with an additional haulage cost of C$1.24 per tonne for Vault deposit reserves. The Company estimates that a 12.5% change in the gold price would result in an approximate 0.01% change in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2013, the Meadowbank mine contained indicated mineral resources of 7,275,000 tonnes grading 3.28 grams of gold per tonne and inferred mineral resources of 3,313,000 tonnes of ore grading 3.96 grams of gold per tonne.

(3)
The following table sets out the reconciliation of mineral reserves (in nearest thousand tonnes) at the Meadowbank mine by category at December 31, 2013 with those at December 31, 2012. Revision indicates additional mineral reserves converted from mineral resources or other categories of mineral reserves, an update to mineral reserves based on changed mine plans, and mineral reserves added from exploration activities during 2013.

	Proven	Probable	Total

December 31, 2012	1,764	23,560	25,324

Processed in 2013	4,143	–	4,143

Revision	3,507	(7,868)	(4,362)

December 31, 2013	1,128	15,692	16,819

(4)
Complete information on the verification procedures, the quality assurance program, quality control procedures, expected payback period of capital, parameters and methods and other factors that may materially affect scientific and technical information presented in this AIF relating to the Meadowbank mine may be found in the Technical Report on the Mineral Resources and Mineral Reserves at Meadowbank Gold Mine, Nunavut, Canada as at December 31, 2011 filed with Canadian securities regulatory authorities on SEDAR on March 23, 2012.

AGNICO EAGLE     71
ANNUAL INFORMATION FORM

Meliadine Project Mineral Reserves and Mineral Resources

	As at December 31,

	2013	2012	2011

Gold

Proven mineral reserves – tonnes	34,000	34,000	34,000

Average grade – gold grams per tonne	7.31	7.31	7.31

Probable mineral reserves – tonnes	11,943,000	13,266,000	12,434,000

Average grade – gold grams per tonne	7.38	6.98	7.18

Total proven and probable mineral reserves – tonnes	11,977,000	13,300,000	12,468,000

Average grade – gold grams per tonne	7.38	6.98	7.18

Total contained gold ounces	2,841,000	2,987,000	2,877,000

Notes:

(1)
The 2013 mineral reserve and mineral resource estimates were calculated using metallurgical gold recovery curves for Tiriganiaq, F Zone, Discovery, Pump and Wolf deposits. The curves give a maximum recovery of 96% for Tiriganiaq and 92% for F Zone, 96% for Discovery, 90% for Pump and 96% for Wolf. The 2013 mineral resource estimates for Normeg and Wesmeg deposits were calculated using a fixed metallurgical gold recovery of 94% for open pit resources and 96% for underground resources. For Tiriganiaq deposit, the cut-off grade used to determine the open pit reserves was 2.48 grams of gold per tonne, undiluted (1.99 grams of gold per tonne, diluted), and the cut-off grade used to determine the underground reserves was 5.88 grams of gold per tonne, undiluted (4.35 grams of gold per tonne, diluted). For F Zone, the cut-off grade used to determine the open pit reserves was 2.59 grams of gold per tonne, undiluted (2.07 grams of gold per tonne, diluted). Gold cut-off grades used for resource estimates were fixed at 75% of the applicable reserve cut-off grade and at 100% of the applicable reserve cut-off grade for open pit resource estimates. The estimated operating cost used for the 2013 mineral reserve estimate was C$74.71 per tonne for open pit and C$165.65 per tonne for underground. The Company estimates that a 12.5% change in the gold price would result in an approximate 3.5% change in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2013, the Meliadine project contained indicated mineral resources of 18,986,000 tonnes grading 5.05 grams of gold per tonne and inferred mineral resources of 11,711,000 tonnes of ore grading 7.20 grams of gold per tonne.

(3)
The breakdown of mineral reserves between contemplated open pit operations and underground operations at the Meliadine project (with tonnage and contained ounces rounded to the nearest thousand) at December 31, 2013 is:

Category	Mining Method	Tonnes	Gold Grade (g/t)	Contained Gold (oz)

Proven mineral reserves	Open pit stockpile	34,000	7.31	8,000

Probable mineral reserves	Open pit	4,965,000	6.03	963,000

Probable mineral reserves	Underground	6,978,000	8.34	1,870,000

Total probable mineral reserves		11,943,000	7.38	2,833,000

Total proven and probable mineral reserves		11,977,000	7.38	2,841,000

(4)
Complete information on the verification procedures, the quality assurance program, quality control procedures, expected payback period of capital, parameters and methods and other factors that may materially affect scientific and technical information presented in this AIF relating to the Meliadine project may be found in the Technical Report on the December 31, 2010 Mineral Resource and Mineral Reserve Estimate, Meliadine Gold Project, Nunavut, Canada filed with the Canadian securities regulatory authorities on SEDAR on March 8, 2011.

72     AGNICO EAGLE
           ANNUAL INFORMATION FORM

Southern Business

Pinos Altos Mine Mineral Reserves and Mineral Resources

	As at December 31,

	2013	2012	2011

Gold and Silver

Proven mineral reserves – tonnes	1,966,000	3,067,000	1,987,000

Average gold grade – grams per tonne	2.54	2.54	1.83

Average silver grade – grams per tonne	82.17	81.31	51.59

Probable mineral reserves – tonnes	26,738,000	35,074,000	44,792,000

Average gold grade – grams per tonne	2.45	2.18	2.07

Average silver grade – grams per tonne	63.00	58.90	59.17

Total proven and probable mineral reserves – tonnes	28,703,000	38,141,000	46,779,000

Average gold grade – grams per tonne	2.46	2.21	2.06

Average silver grade – grams per tonne	64.32	60.71	58.85

Total contained gold ounces	2,266,000	2,714,000	3,103,000

Total contained silver ounces	59,354,000	74,441,000	88,508,000

Notes:

(1)
The 2013 proven and probable mineral reserve estimates at the Pinos Altos mine (including the Creston Mascota deposit) are based on a net smelter return cut-off value of the open pit ore between $10.44 per tonne and $30.96 per tonne, depending on the deposit, and a net smelter return cut-off value of the underground ore of $56.05 per tonne. Gold cut-off grades used for resource estimates were fixed at 75% of the applicable reserve cut-off grade. The operating cost per tonne estimate for the Pinos Altos mine in 2013 was $37.46 without deferred stripping ($35.80 with deferred stripping). The metallurgical gold recovery used in the reserve estimates varied between 59% and 96%, depending on the deposit. The metallurgical silver recovery used in the reserve estimates varied between 11% and 45%, depending on the deposit. The Company estimates that a 12.5% change in the gold price would result in an approximate 1.2% change in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2013, the Pinos Altos mine contained indicated mineral resources of 13,935,000 tonnes grading 1.54 grams of gold per tonne and 33.63 grams of silver per tonne and inferred mineral resources of 17,707,000 tonnes grading 1.28 grams of gold per tonne and 26.28 grams of silver per tonne.

(3)
The proven and probable mineral reserves of the Pinos Altos mine set out in the table above include proven mineral reserves from the Creston Mascota deposit of 286,000 tonnes grading 0.61 grams of gold per tonne and 7.17 grams of silver per tonne and probable mineral reserves from the Creston Mascota deposit of 6,826,000 tonnes grading 1.31 grams of gold per tonne and 13.90 grams of silver per tonne. The indicated mineral resource at the Pinos Altos mine also includes indicated mineral resources from the Creston Mascota deposit of 2,435,000 tonnes grading 0.66 grams of gold per tonne and 4.96 grams of silver per tonne. The inferred mineral resource at the Pinos Altos mine also includes inferred mineral resources from the Creston Mascota deposit of 808,000 tonnes grading 0.81 grams of gold per tonne and 5.77 grams of silver per tonne.

(4)
The breakdown of mineral reserves between planned open pit operations and underground operations at the Pinos Altos mine (with tonnage and contained ounces rounded to the nearest thousand) at December 31, 2013 is:

Category	Mining Method	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold (oz)	Contained Silver (oz)

Proven mineral reserves	Open pit stock pile	365,000	0.97	20.59	11,000	241,000

Proven mineral reserves	Underground	1,601,000	2.90	96.19	149,000	4,953,000

Total proven mineral reserves		1,966,000	2.54	82.17	161,000	5,194,000

Probable mineral reserves	Open pit	10,835,000	2.09	42.84	728,000	14,923,000

Probable mineral reserves	Underground	15,903,000	2.69	76.74	1,377,000	39,237,000

Total probable mineral reserves		26,738,000	2.45	63.00	2,105,000	54,161,000

AGNICO EAGLE     73
ANNUAL INFORMATION FORM

(5)
The following table sets out the reconciliation of mineral reserves (in nearest thousand tonnes) at the Pinos Altos mine (including Creston Mascota) by category at December 31, 2013 with those at December 31, 2012. Revision indicates additional mineral reserves converted from mineral resources or other categories of mineral reserves and mineral reserves added from exploration activities during 2013.

	Proven	Probable	Total

December 31, 2012	3,067	35,074	38,141

Processed in 2013	4,002	–	4,002

Revision	2,900	(8,336)	(5,436)

December 31, 2013	1,966	26,738	28,703

(6)
Complete information on the verification procedures, the quality assurance program, quality control procedures, expected payback period of capital, parameters and methods and other factors that may materially affect scientific and technical information presented in this AIF relating to the Pinos Altos mine may be found in the Pinos Altos Gold-Silver Mining Project, Chihuahua State, Mexico, Technical Report on the Mineral Resources and Reserves as of December 31, 2008 filed with the Canadian securities regulatory authorities on SEDAR on March 25, 2009.

La India Mine Mineral Reserves and Mineral Resources

	As at December 31,

	2013	2012	2011

Gold

Proven mineral reserves – tonnes	228,000

Average grade – gold grams per tonne	0.64

Probable mineral reserves – tonnes	26,868,000	33,457,000	–

Average grade – gold grams per tonne	0.87	0.72	–

Total proven and probable mineral reserves – tonnes	27,096,000	33,457,000	–

Average grade – gold grams per tonne	0.87	0.72	–

Total contained gold ounces	758,000	776,000	–

Notes:

(1)
The 2013 mineral reserve and mineral resource estimates for the La India mine (including the Tarachi deposit) were calculated using an average metallurgical gold recovery of 75% for the oxide and 45% for the sulphide. The economic cut-off grade used to determine the open pit reserves was 0.3 grams of gold per tonne and 0.2 grams of gold per tonne as the marginal cut-off grade. Gold cut-off grades used for resource estimates were fixed at 75% of the applicable reserve cut-off grade. The estimated operating cost used for the 2013 mineral reserve estimate was $7.23 per tonne. The Company estimates that a 12.5% change in the gold price would result in an approximate 2.5% change in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2013, the La India mine (including the Tarachi deposit) contained measured mineral resources of 4,970,000 tonnes grading 0.33 grams of gold per tonne, indicated mineral resources of 51,266,000 tonnes grading 0.38 grams of gold per tonne and inferred mineral resources of 82,089,000 tonnes of ore grading 0.36 grams of gold per tonne.

(3)
Complete information on the verification procedures, the quality assurance program, quality control procedures, expected payback period of capital, parameters and methods and other factors that may materially affect scientific and technical information presented in this AIF relating to the La India mine project may be found in the Technical Report on the June 30, 2012 Update of the Mineral Resources and Mineral Reserves, La India Gold Project, Municipality of Sahuaripa, Sonora, Mexico, dated August 31, 2012, filed with the Canadian securities regulatory authorities on SEDAR on October 12, 2012.

(4)
The following table shows the reconciliation of mineral reserves (in nearest thousand tonnes) at the La India mine by category at December 31, 2013 with those at December 31, 2012. Revision means additional mineral reserves converted from mineral resources or other categories of mineral reserves and mineral reserves added from exploration activities during 2013.

	Proven	Probable	Total

December 31, 2012	–	33,457	33,457

Processed in 2013	595	–	595

Revision	824	(6,590)	(5,766)

December 31, 2013	228	26,868	27,096

74     AGNICO EAGLE
           ANNUAL INFORMATION FORM

Principal Products and Distribution

The Company earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated from the production and sale of byproduct metals, namely silver, zinc, copper and lead. The gold produced by the Company is sold in refined form, primarily in the London spot market. As a result, the Company is not dependant on any particular purchaser of its principal product.

Employees

As of December 31, 2013, the Company had 6,030 employees comprised of 4,259 permanent employees, 1,196 contractors, 501 temporary employees and 74 students. Of the permanent employees, 808 were employed at the LaRonde mine, 198 at the Lapa mine, 211 at the Goldex mine, 400 at the Kittila mine, 672 at the Meadowbank mine (with 667 at Baker Lake and Meadowbank and 5 in Quebec), 43 at the Meliadine project, 1,234 at the Pinos Altos mine, 328 at the La India mine, 25 in the exploration group in Canada and the United States, 31 in the exploration group in Mexico, 199 at the regional technical office in Abitibi and 110 at the corporate head office in Toronto. The number of permanent employees of the Company at the end of 2013, 2012 and 2011 was 4,259, 4,045 and 3,600, respectively.

Competitive Conditions

The precious metal exploration and mining business is a competitive business. The Company competes with other mining and exploration companies in connection with the acquisition of mining claims and leases, the sourcing of raw materials and supplies used in connection with mining operations and the recruitment and retention of qualified employees.

The ability of the Company to acquire mineral properties in the future will depend not only on its ability to develop its current properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or exploration. See "Risk Factors" for a description of additional competitive risks the Company faces.

Sustainable Development

In 2013, the Company continued the process of incorporating health, safety and environmental sustainability into all aspects and stages of its business, from the corporate objectives and executive responsibility of 'maintaining high standards in sustainability' to exploration and acquisition activities, day to day operating and site closure. This integration began in 2012 with the adoption of an integrated Health, Safety, Environment and Social Acceptability Policy referred to as the "Sustainable Development Policy" that reflects the Company's commitment to responsible mining practices. This policy replaced the environmental and health and safety policies. The Sustainable Develompent Policy will lead to the achievement of more sustainable practices through oversight and accountability.

This process will be completed through the development and implementation of a formal Health, Safety and Environmental Management System, termed the Responsible Mining Management System (the "RMMS"), across all divisions of the Company. The aim of the RMMS is to further promote a culture of accountability and leadership in managing health, safety, environmental and social acceptability matters. RMMS implementation will be supported by software widely used in the Canadian mining industry that is consistent with the ISO 14001 Environmental Management System and the OHSAS 18001 Health and Safety Management System.

The RMMS will incorporate the Company's commitments as a signatory to the International Cyanide Management Code (the "Cyanide Code"), a voluntary program which addresses the safe production, transport, storage, handling and disposal of cyanide. The Company became a signatory to the Cyanide Code in September 2011 and is seeking to have the Kittila, Pinos Altos and Meadowbank mines audited and certified under the Cyanide Code by an independent third party within the three year deadline. Internal audits have been performed at each of these mines and management plans are being implemented prior to the external audit to be carried out in 2014.

The RMMS will also integrate the requirements of the Mining Association of Canada's industry leading Towards Sustainable Mining Initiative (the "TSM Initiative"), as well as the Global Reporting Initiative's sustainability reporting guidelines for the mining industry. In December 2010, The Company became a member of the Mining Association of Canada and endorsed the TSM Initiative. The TSM Initiative was developed to help mining companies evaluate the quality, comprehensiveness and robustness of their management systems under six performance elements: crisis management; energy and greenhouse gas emissions management; tailings management; biodiversity conservation management; health and safety; and aboriginal relations and community outreach. A gap analysis audit of the TSM Initiative will be carried out in 2014. This will be followed by an external audit at the beginning of 2015.

AGNICO EAGLE     75
ANNUAL INFORMATION FORM

The Company's LaRonde, Lapa and Goldex operations are participating in a sustainable development initiative (BNQ 21000) consistent with ISO 26000, GRI sustainable development reporting guidelines and the United Nations Global Compact guidelines. As well, since 2009, the Company has prepared Corporate Social Responsibility Reports detailing its health, safety, environmental and social performance. Those reports are made public through the Global Reporting Initiative.

The Company's Sustainable Development Policy is available on the Company's website at www.agnicoeagle.com.

Employee Health and Safety

There were no fatalities at any of the Company's sites in 2013. The Company's overall health and safety performance, as measured by accident frequency, improved during 2013. A combined lost-time accident frequency rate of 1.7 was achieved, a 30% reduction from 2012 and substantially below the target rate of 2.8. This is the best lost-time accident frequency rate ever recorded by the Company. Extensive health and safety training was also provided to all employees during 2013.

One of the measures implemented by the Company to improve safety performance is the workplace safety card system. This system was implemented across all of the Company's operations, in Canada and abroad, to strengthen the risk-based training program. Developed by the Quebec Mining Association, the safety card system teaches workers and supervisors to use risk-based thinking in their duties. Workers and their supervisors must meet every day to discuss on-the-job health and safety matters. The safety card system also allows the Company's workers and supervisors to document daily inspections and record observations on conditions in the workplace, as well as the nature of risks, issues and other relevant information. In addition, it allows supervisors to exchange and analyze all relevant information between shifts and various technical services to improve efficiency and safety.

In 2013, the Quebec Mining Association ("AMQ") acknowledged the Company's strong performance in this area, recognizing 24 of the Company's supervisors from the LaRonde, Lapa and Goldex mines for keeping their workers safe. The supervisors received AMQ security trophy awards for 50,000, 100,000 and 150,000 hours supervised without a lost-time accident.

Each of the Company's mining operations has its own Emergency Response Plan and has personnel trained to respond to safety, fire and environmental emergencies. Each mine also maintains the appropriate response equipment. In 2013, the corporate crisis management plan was updated to align with industry best practices and the TSM Initiative requirements. The TSM Initiative also contains a Health and Safety protocol. A gap analysis of compliance with the protocol will be conducted in 2014 and an external audit will be part of the external TSM Initiative audit to be carried out at the beginning of 2015.

The Pinos Altos mine won the Silver Helmet award at the 2013 Annual Safety Contest of the Mexican Chamber of Mines, for maintaining the best safety statistics for underground mines in Mexico with more than 500 workers during 2012.

Community

The Company's ultimate goal, at each of its operations worldwide, is to hire as much of its workforce as possible, including management teams, directly from the local region in which the operation is located. In 2013, the overall company average for local hiring was 81%. The Company believes that providing employment is one of the most significant contributions it can make to the communities in which it operates.

The Company has entered into significant community development agreements with respect to the Meadowbank mine in Nunavut. In particular, a Development Partnership Agreement is in place with the Nunavut government to maximize socio-economic benefits. As well, the Meadowbank IIBA provides for direct socio-economic benefits with the KIA, in addition to ongoing consultation and grievance processes. Negotiations are underway for such an agreement at the Meliadine project.

The Company also works closely with neighboring communities to develop alternative employment and business opportunities to help diversify local economies. For example, at the Pinos Altos mine in Mexico, the Company helped a group of local women start up a sewing cooperative to help fill the demand for clothing manufacturing from both the local mining industry and surrounding communities. The success of the clothing cooperative in Mexico led to the development of a similar program in Arviat, Nunavut. The Meadowbank mine has teamed up with the Arviat Kiluk sewing workshop, which will provide the Meadowbank mine with a range of commercial sewing services, including sewing repairs and work-wear. The Arviat Kiluk will also design and produce new promotional products with the Company's logo, including sealskin vests, mitts and computer bags.

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In 2012, the Company began a substantial three-year investment in an educational program known as Mining Matters' Aboriginal Education and Outreach Programs in the Kivalliq region of Nunavut. The goal of the program is to show young people that there are interesting jobs and careers for them in the north, and that the mining industry can be a key source of these opportunities.

In 2013, with the support of the Kivalliq Mine Training Society, the Meadowbank team has developed a unique upward mobility training program for Inuit employees. This program provides training and career path opportunities for Inuit with limited education and work experience in the area of heavy equipment operatations, mill operations and site services. Skills acquired through the program are easily transferable to other sectors of the Nunavut economy.

For the sixth year in a row, the Pinos Altos mine was certified as a Socially Responsible Company by the Mexican Centre for Philanthropy (Centro Mexicano para la Filantropía) and the Alliance for Social Responsibility of Enterprises (Alianza por la Responsabilidad Social Empresarial en México). This certification recognizes the excellence of the social responsibility practices at the Pinos Altos mine. Agnico Eagle Mexico was also recognized by the Canadian Chamber of Commerce in Mexico with the 2013 Outstanding Business Award (COBA) for Corporate Social Responsibility.

The Company continues to support a number of community health and educational initiatives in the region surrounding the Pinos Altos mine, including the establishment of a local sewing cooperative and donating material for the construction of new classrooms or for the repair of existing classrooms.

The Company's Code of Business Conduct and Ethics Policy is available on the Company's website at www.agnicoeagle.com.

Environmental Protection

The Company's exploration activities and mining and processing operations are subject to the federal, state, provincial, regional and local environmental laws and regulations in the jurisdictions in which the Company's activities and facilities are located. These include requirements for planning and implementing the closure and reclamation of mining properties and related financial assurance. Each mine is subject to environmental assessment and permitting processes during development and, in operation, has an environmental management system consistent with ISO 140001 as well as an internal audit program. Company works closely with regulatory authorities in each jurisdiction where it operates to ensure ongoing compliance.

The Company has reported greenhouse gas emissions and climate change risk factors annually to the Carbon Disclosure Project since 2007.

The Company's total liability for reclamation and closure cost obligations at December 31, 2013 was $150.8 million and the Company's reclamation expenditures for the year ended December 31, 2013 were $9.9 million. For more information please see note 6 to the Annual Financial Statements.

The Company's Environmental Policy is available on the Company's website at www.agnicoeagle.com.

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RISK FACTORS

The Company's financial performance and results may fluctuate widely due to volatile and unpredictable commodity prices.

The Company's earnings are directly related to commodity prices, as revenues are derived from the sale of precious metals (gold and silver), zinc, copper and lead. Gold prices, which have the greatest impact on the Company's financial performance, fluctuate widely and are affected by numerous factors beyond the Company's control, including central bank purchases and sales, producer hedging and de-hedging activities, expectations of inflation, investment demand, the relative exchange rate of the U.S. dollar with other major currencies, interest rates, global and regional demand, political and economic conditions, production costs in major gold-producing regions, speculative positions taken by investors or traders in gold and changes in supply, including worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may materially adversely affect the Company's financial performance or results of operations. If the market price of gold falls below the Company's total cash costs per ounce of production at one or more of its projects at that time and remains so for any sustained period, the Company may experience losses and/or may curtail or suspend some or all of its exploration, development and mining activities at such projects or at other projects. In addition, such fluctuations may require changes to the mine plans. The Company's current mine plans are all based on a gold price of $1,200 per ounce and reserve and resource estimates are based on a gold price of $1,200 per ounce (see "Description of the Business – Operations and Production – Mineral Reserves and Mineral Resources – Information on Mineral Reserves and Mineral Resources of the Company"); if the price of gold falls below these levels, the mines may be rendered uneconomic and production may be suspended. In addition, lower gold prices may require the mine plans to be changed, which may result in reduced production, higher costs than anticipated or both and estimates of reserves and resources to be reduced. Further, the prices received from the sale of the Company's byproduct metals produced at its LaRonde mine (zinc, silver, copper and lead) and its Pinos Altos mine (silver) affect the Company's ability to meet its targets for total cash costs per ounce or all-in sustaining costs per ounce of gold produced. These byproduct metal prices fluctuate widely and are also affected by numerous factors beyond the Company's control. The Company's policy and practice is not to sell forward its future gold production; however, under the Company's price risk management policy, approved by the Board of Directors, the Company may review this practice on a project by project basis. See "Risk Profile – Metal Prices and Foreign Currencies" and "Risk Profile – Financial Instruments" in the Annual MD&A for more details on the Company's use of derivative instruments. The Company occasionally uses derivative instruments to mitigate the effects of fluctuating byproduct metal prices; however, these measures may not be successful.

The volatility of gold prices is illustrated in the following table which sets out, for the periods indicated, the high, low and average afternoon fixing prices for gold on the London Bullion Market (the "London P.M. Fix").

	2014 (to March 21)	2013	2012	2011	2010	2009

High price ($ per ounce)	1,385	1,694	1,792	1,895	1,421	1,212

Low price ($ per ounce)	1,327	1,192	1,540	1,319	1,058	810

Average price ($ per ounce)	1,350	1,411	1,669	1,572	1,125	972

On March 21, 2014, the London P.M. Fix was $1,336 per ounce of gold.

The assumptions that underlie the estimate of future operating results and the strategies used to mitigate the effects of risks of metal prices are set out in "Operations and Production – Mineral Reserves and Mineral Resources – Information on Mineral Reserves and Mineral Resources of the Company" and under the heading "Risk Profile" in the Annual MD&A.

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Based on 2014 production estimates, the approximate sensitivities of the Company's after-tax income to a 10% change in certain metal prices from 2013 market average prices are as follows:

Income per share

Gold	$0.70

Silver	$0.03

Zinc	$0.01

Copper	$0.01

Sensitivities of the Company's after-tax income to changes in metal prices will increase with increased production.

The Company is largely dependent upon its mining and milling operations at its Meadowbank mine in Nunavut and Pinos Altos mine in Mexico, and any adverse condition affecting those operations may have a material adverse effect on the Company.

The Company's operations at the Meadowbank mine in Nunavut accounted for approximately 39% of the Company's gold production in 2013 and are expected to account for approximately 36% of the Company's gold production in 2014. The Pinos Altos mine in northern Mexico accounted for approximately 20% of the Company's gold production in 2013 and is expected to account for approximately 16% of the Company's gold production in 2014. Also, in 2013 the Meadowbank mine and the Pinos Altos mine accounted for approximately 32% and 24%, respectively, of the Company's operating margin. In 2011, gold production at the Meadowbank mine was approximately 90,000 ounces below the Company's expectations as a result of issues that included a fire that destroyed the minesite's kitchen facilities and above anticipated dilution. Any adverse condition affecting mining or milling conditions at the Meadowbank or Pinos Altos mines could be expected to have a material adverse effect on the Company's financial performance and results of operations (see "– The Company's recently opened mines, mine construction projects and expansion projects are subject to risks associated with new mine development, which may result in delays in the start-up of mining operations, delays in existing operations and unanticipated costs" and "– If the Company experiences mining accidents or other adverse conditions, the Company's mining operations may yield less gold than indicated by its estimated gold production" below). Gold production at the Meadowbank mine is also subject to risks relating to operating in a remote location (see "– The Company may experience difficulties operating its Meadowbank mine and developing the Meliadine project as a result of their remote location" below). The Company also anticipates using revenue generated by its operations at the Meadowbank and Pinos Altos mines to finance a substantial portion of its capital expenditures in 2014, including projects at the Kittila and Pinos Altos mines and the Meliadine project.

Unless the Company acquires or develops other significant gold-producing assets, the Company will continue to be dependent on its operations at the Meadowbank and Pinos Altos mines for a substantial portion of its gold production and cash flow provided by operating activities. The Company's current life of mine plans for the Meadowbank and Pinos Altos mines contemplate the termination of gold production in 2017, and 2027, respectively, and there can be no assurance that the Company's current exploration and development programs at Meadowbank or Pinos Altos will result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves.

The Company may experience difficulties operating its Meadowbank mine and developing the Meliadine project as a result of their remote location.

The Company's Meadowbank mine is located in the Kivalliq District of Nunavut in northern Canada, approximately 70 kilometres north of Baker Lake. The closest major city is Winnipeg, Manitoba, approximately 1,500 kilometres to the south. The Company constructed a 110-kilometre all-weather road from Baker Lake, which provides summer shipping access via Hudson Bay to the Meadowbank mine. However, the Company's operations are constrained by the remoteness of the mine, particularly as the port of Baker Lake is only accessible approximately 2.5 months per year. Most of the materials that the Company requires for the operation of the Meadowbank mine must be transported through the port of Baker Lake during this shipping season, which may be further truncated due to weather conditions. If the Company is unable to acquire and transport necessary supplies during this time, it may result in a slowdown or stoppage of operations at the Meadowbank mine. Furthermore, if major equipment fails, items necessary to replace or repair such equipment

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may have to be shipped through Baker Lake during this window. Failure to have available the necessary materials required for operations or to repair or replace malfunctioning equipment at the Meadowbank mine may require the slowdown or stoppage of operations. For example, a March 2011 fire at the kitchen facilities of the Meadowbank mine required operations to be reduced at the mine, which resulted in gold production at the mine being below expected levels in 2011.

The Company's Meliadine project, 290 kilometres southeast of the Meadowbank mine, is also located in the Kivalliq District of Nunavut, approximately 25 kilometres northwest of the hamlet of Rankin Inlet on the west coast of Hudson Bay. Most of the materials that the Company requires to operate the advanced exploration program, and may require if it determines to build a mine in the future, must be transported through the port of Rankin Inlet during its six-week shipping season. If the Company cannot identify and procure suitable equipment and materials within a timeframe that permits transporting them to the project within this shipping season, it could result in delays and/or cost increases in the exploration program and, if the Company determines to build a mine, any construction or development on the property.

The remoteness of the Meadowbank mine and Meliadine project also necessitates the use of fly-in/fly-out camps for the accommodation of site employees and contractors, which may have an impact on the Company's ability to attract and retain qualified mining, exploration and construction personnel. If the Company is unable to attract and retain sufficient personnel or sub-contractors on a timely basis, the Company's operations at the Meadowbank mine and future development plans at the Meliadine project may be adversely affected.

The Company's recently opened mines, mine construction projects and expansion projects are subject to risks associated with new mine development, which may result in delays in the start-up of mining operations, delays in existing operations and unanticipated costs.

The Company's production forecasts are based on full production being achieved at all of its mines, and the Company's ability to achieve and maintain full production rates at these mines is subject to a number of risks and uncertainties. Production from these mines in 2014 may be lower than anticipated if the anticipated full production rate cannot be achieved.

The LaRonde mine extension, which commenced operation in late 2011, is one of the deepest operations in the Western Hemisphere with an expected maximum depth of 3,110 metres and, in 2014, 80% of the LaRonde mine's production is anticipated to be from the LaRonde mine extension. The operations of the LaRonde mine extension rely on new infrastructure for hauling ore and materials to the surface, including a winze (or internal shaft) and a series of ramps linking mining deposits to the Penna Shaft that services current operations at the LaRonde mine. The depth of the operations poses significant challenges to the Company, such as geomechanical risks and ventilation and air conditioning requirements, which may result in difficulties and delays in achieving gold production objectives. Operations at the lower level of the LaRonde mine are subject to high levels of stress and there are few resources available to assist the Company in modelling the geomechanical conditions at these depths, which may result in the Company not being able to extract the ore at these levels as currently contemplated. In 2012, challenges associated with excess heat and congestion at the lower parts of the mine delayed the ramp up of production and in 2013, throughput at the LaRonde mine was reduced as a result of 16 days of unplanned shut down to the hoist drive. While production in 2012 and 2013 was not below expected levels, the LaRonde mine extension has not yet begun to operate at expected steady-state levels.

The further development of the Kittila and Pinos Altos mines, as well as the development of the new mining zones at the Goldex mine, requires the construction and operation of new underground mining infrastructure and, in the case of Kittila, an expansion of milling operations. Also, the La India mine is in the process of ramping up operations at its new open pit and heap leach facilities. The construction and operation of underground mining facilities, the expansion of milling facilities and the ramp-up of production at open pit and heap leach facilities are subject to a number of risks, including unforeseen geological formations, implementation of new mining or milling processes, delays in obtaining required construction, environmental or operating permits and engineering and mine or mill design adjustments.

If the Company experiences mining accidents or other adverse conditions, the Company's mining operations may yield less gold than indicated by its estimated gold production.

The Company's gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts, pit wall failures, fires or flooding or as a result of other operational problems such as a failure of a production hoist, autoclave, filter press or semi-autogenous grinding mill. In addition, production may be reduced if, during the course of mining or processing, unfavourable weather conditions, ground conditions, high stress areas or seismic activity are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment, dilution increases, electrical power is interrupted or heap leach

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processing results in containment discharge. While the Company met production forecasts in 2013, it failed to do so in seven of the previous ten years primarily due to: a rock fall, production drilling challenges and lower than planned mill recoveries in 2003; higher than expected dilution in 2004; increased stress levels in a sill pillar requiring the temporary closure of production sublevels in 2005; delays in the commissioning of the Goldex production hoist and the Kittila autoclave in 2008; and autoclave issues at Kittila, filtering issues at Pinos Altos and dilution issues at Lapa in 2009. In 2010, gold production was below the initial anticipated range primarily as a result of lower throughput at the Meadowbank mine mill due to a bottleneck in the crushing circuit and continued autoclave issues at the Kittila mine in the first half of the year. In 2011, gold production of 985,460 ounces was below the initial anticipated range of 1.13 to 1.23 million ounces primarily as a result of suspension of mining operations at the Goldex mine due to geotechnical concerns with the rock above the mining horizon, a fire in the Meadowbank mine kitchen complex that negatively impacted production, and lower than expected grades at the Meadowbank and LaRonde mines. Although gold production in 2012 and 2013 exceeded the Company's forecasts, gold production in 2012 was reduced due to the temporary suspension of heap leach operations at Creston Mascota as a result of issues with the phase one leach pad liner and in 2013 was reduced due to an extended maintenance shutdown at Kittila during the second quarter, during which the mine only operated for 14 days and a 16-day unplanned shutdown related to the LaRonde hoist drive. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Company's failure to achieve current or future production estimates.

The Company's total cash costs and all-in sustaining costs per ounce of gold production depend, in part, on external factors that are subject to fluctuation and, if such costs increase, some or all of the Company's activities may become unprofitable.

The Company's total cash costs and all-in sustaining costs per ounce of gold are dependent on a number of factors, including the exchange rate between the U.S. dollar and the Canadian dollar, Euro or Mexican peso, smelting and refining charges, production royalties, the price of gold and byproduct metals and the cost of inputs used in mining operations. At the LaRonde mine, the Company's total cash costs and all-in sustaining costs per ounce of production are affected by the prices and production levels of byproduct zinc, silver and copper, the revenue from which is offset against the cost of gold production. Total cash costs and all-in sustaining costs per ounce from the Company's operations at the Pinos Altos and La India mines are affected by the exchange rate between the U.S. dollar and the Mexican peso and the price and production level of byproduct silver, the revenue from which is offset against the cost of gold production. Total cash costs and all-in sustaining costs per ounce from the Company's operations at its mines in Canada and the Kittila mine are affected by changes in the exchange rates between the U.S. dollar and the Canadian dollar and the Euro, respectively. Total cash costs and all-in sustaining costs per ounce at all of the Company's mines are also affected by the costs of inputs used in mining operations, including labour (including contractors), steel, chemical reagents and energy. All of these factors are beyond the Company's control. If the Company's total cash costs or all-in sustaining costs per ounce of gold rise above the market price of gold and remain so for any sustained period, the Company may experience losses and may curtail or suspend some or all of its exploration, development and mining activities.

Total cash costs and all-in sustaining costs per ounce are not recognized measures under US GAAP or IFRS, and this data may not be comparable to data presented by other gold producers. Management uses these generally accepted industry measures in evaluating operating performance and believes that they are realistic indicators of such performance and useful in allowing year over year comparisons. These data also reflect the Company's ability to generate cash flow and operating income at various gold prices. This additional information should be considered together with other data prepared in accordance with US GAAP or IFRS, as the case may be, and is not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP or IFRS. See the Annual MD&A for reconciliation of total cash costs and all-in sustaining costs per ounce and minesite costs per tonne to their closest US GAAP measure and "Introductory Notes – Note to Investors Concerning Certain Measures of Performance" for a discussion of non-US GAAP measures.

The Company may experience operational difficulties at its operations in Finland and Mexico.

The Company's operations include a mine in Finland and two mines in northern Mexico. Collectively, these mines accounted for approximately 33% of the Company's gold production in 2013 and are expected to account for 32% of the Company's gold production in 2014. These operations are subject to various levels of political, economic and other risks and uncertainties that are different from those encountered at the Company's Canadian properties. These risks and uncertainties vary from country to country and may include: extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; corruption; restrictions on foreign exchange and

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repatriation; hostage taking; and changing political conditions and currency controls. In addition, the Company must comply with multiple and potentially conflicting regulations in Canada, the United States, Finland and Mexico, including export requirements, taxes, tariffs, import duties and other trade barriers, as well as health, safety and environmental requirements.

Changes, if any, in mining or investment policies or shifts in political attitude in Finland or Mexico may adversely affect the Company's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to matters including restrictions on production, price controls, export controls, currency controls or restrictions, currency remittance, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction or expropriation of entitlements or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

In addition, Finland and Mexico have significantly different laws and regulations than Canada and there are cultural and language differences between these countries and Canada. Also, the Company faces challenges inherent in efficiently managing employees over large geographical distances, including the challenges of staffing and managing operations in several international locations and implementing appropriate systems, policies, benefits and compliance programs. These challenges may divert management's attention to the detriment of the Company's other operations. There can be no assurance that difficulties associated with the Company's foreign operations can be successfully managed.

Mineral reserve and mineral resource estimates are only estimates and such estimates may not accurately reflect future mineral recovery.

The figures for mineral reserves and mineral resources published by the Company are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. Mineral reserve and resource estimates are based on gold recoveries in small scale laboratory tests and may not be indicative of the mineralization in the entire orebody and the Company may not be able to achieve similar results in larger scale tests under on-site conditions or during production. The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources. The estimates of mineral reserves and mineral resources have been determined based on assumed metal prices, foreign exchange rates and operating costs. For example, the Company has estimated proven and probable mineral reserves based on, among other things, a $1,200 per ounce gold price. Monthly average gold prices have been above $1,200 per ounce since May 2010; however, prior to that time, monthly average gold prices were below $1,200 per ounce. Prolonged declines in the market price of gold (or applicable byproduct metal prices) may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company's mineral reserves. Should such reductions occur, the Company may be required to take a material write-down of its investment in mining properties, reduce the carrying value of one or more of its assets or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. The Company used an assumed $1,300 gold price to test for impairment of its mines as at December 31, 2013 and recorded pre-tax impartment charges of $269.3 million at the Meadowbank mine, $200.1 million at the Meliadine project and $67.9 million at the Lapa mine. Market price fluctuations of gold (or applicable byproduct metal prices), as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to the mineral reserve, such as the need for orderly development of orebodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

Mineral resource estimates for properties that have not commenced production or at deposits that have not yet been exploited are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained.

The Company may experience problems in executing acquisitions or managing and integrating any completed acquisitions with its existing operations.

The Company regularly evaluates opportunities to acquire securities or assets of other mining businesses. Such acquisitions may be significant in size, may change the scale of the Company's business and may expose the Company to new geographic, political, operating, financial or geological risks. The Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms and integrate their

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operations successfully with those of the Company. Any acquisition would be accompanied by risks, such as: the difficulty of assimilating the operations and personnel of any acquired businesses; the potential disruption of the Company's ongoing business; the inability of management to maximize the financial and strategic position of the Company through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities (including any prior bribery or corruption activities) associated with acquired assets and businesses. In addition, the Company may need additional capital to finance an acquisition. Debt financing related to any acquisition may expose the Company to the risks related to increased leverage, while equity financing may cause existing shareholders to suffer dilution. The Company is permitted under the terms of its unsecured revolving bank credit facility and its guaranteed senior unsecured notes referred to under "Material Contracts" below to incur additional unsecured indebtedness, provided that it maintains certain financial ratios and meets financial condition covenants and, in the case of the bank credit facility, that it complies with certain covenants. These covenants include that no event of default under the bank credit facility has occurred and is continuing, or would occur as a result of the incurrence or assumption of such indebtedness, the terms of such indebtedness are no more onerous to the Company than those under the bank credit facility and such indebtedness does not require principal payments until at least 12 months following the then existing maturity date of the bank credit facility. There can be no assurance that the Company would be successful in overcoming these or any other problems encountered in connection with such acquisitions.

The Company estimates the recoverable amount of long-lived assets and goodwill using assumptions and if the carrying value of an asset or goodwill is then determined to be greater than its actual recoverable amount, an impairment is recognized reducing the Company's earnings.

The Company conducts annual impairment assessments of its long-lived assets, such as mining properties, plant and equipment and mine development costs, and goodwill on an asset group and reporting unit basis, respectively, at all of its projects and operations. Testing for impairment involves a comparison of the recoverable amount of the asset group or reporting unit to its carrying value. An impairment charge is recognized for any excess of the carrying amount of the asset group or reporting unit over its recoverable amount. As at December 31, 2013, the Company tested for impairment of its mines and recorded pre-tax impairment charges of $269.3 million at the Meadowbank mine, $200.1 million at the Meliadine project and $67.9 million at the Lapa mine.

The assessment for impairment is subjective and requires management to make estimates and assumptions for a number of factors including estimates of production levels, mineral resources and reserves, operating costs and capital expenditures reflected in the Company's life-of-mine plans, as well as economic factors beyond management's control, such as gold prices, discount rates and observable net asset value multiples. Should management's estimates and assumptions regarding these factors be incorrect, the Company may be required to realize impairment charges, which will reduce the Company's earnings. The timing and amount of such impairment charges is difficult to predict.

The Company's transition to reporting its financial results under IFRS may also have an effect on the frequency and amount of impairment charges. Under US GAAP, a two-step approach is used for long-lived asset impairment testing whereby long-lived assets are first tested for recoverability based on their expected undiscounted cash flows. If a long-lived asset's expected undiscounted cash flow exceeds the recorded carrying amount, no impairment charge is required. If the expected undiscounted cash flow is lower than the recorded carrying amount, the long-lived assets are written down to their estimated fair value. IFRS prescribes a one-step approach for asset impairment testing and measurement whereby an asset's recoverable amount is compared directly against its recorded carrying amount. Under IFRS, an asset's recoverable amount is determined as the higher of the estimated fair value less costs to sell or value in use (which is measured using discounted cash flows). If an asset's recoverable amount is less than the recorded carrying amount, an impairment charge is required. The difference in the approach to asset impairment testing and measurement may result in more frequent impairment charges under IFRS, where asset carrying values previously supported under US GAAP on an undiscounted cash flow basis cannot be supported on a discounted cash flow basis. For additional risks associated with the Company's transition to IFRS, see "– The change to reporting financial results under IFRS may result in unanticipated changes in the Company's previously reported profitability, results of operations and financial condition and may affect comparability to industry peers" below.

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Fluctuations in foreign currency exchange rates in relation to the U.S. dollar may adversely affect the Company's results of operations.

The Company's operating results and cash flow are significantly affected by changes in the U.S. dollar/Canadian dollar exchange rate. All of the Company's revenues are earned in U.S. dollars but the majority of its operating costs at the LaRonde, Lapa, Goldex and Meadowbank mines, as well as the Meliadine project, are incurred in Canadian dollars. The U.S. dollar/Canadian dollar exchange rate has fluctuated significantly over the last several years. From January 1, 2009 to January 1, 2014, the Noon Buying Rate fluctuated from a high of C$1.3000 per $1.00 to a low of C$0.9449 per $1.00. Historical fluctuations in the U.S. dollar/Canadian dollar exchange rate are not necessarily indicative of future exchange rate fluctuations. Based on the Company's anticipated 2014 after-tax operating results, a 10% change in the U.S. dollar/Canadian dollar exchange rate from the 2013 market average exchange rate would affect net income by approximately $0.24 per share. To attempt to mitigate its foreign exchange risk and minimize the impact of exchange rate movements on operating results and cash flow, the Company has periodically used foreign currency options and forward foreign exchange contracts to purchase Canadian dollars; however, there can be no assurance that these strategies will be effective. See "Risk Profile – Metal Prices and Foreign Currencies" in the Annual MD&A for a description of the assumptions underlying the sensitivity and the strategies used to mitigate the effects of risks. In addition, the majority of the Company's operating costs at the Kittila mine are incurred in Euros and a significant portion of operating costs at the Pinos Altos and La India mines are incurred in Mexican pesos. Each of these currencies has fluctuated significantly against the U.S. dollar over the past several years. There can be no assurance that the Company's foreign exchange derivatives strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company's financial performance and results of operations.

If the Company fails to comply with restrictive covenants in its debt instruments, the Company's ability to borrow under its unsecured revolving bank credit facility could be limited and the Company may then default under other debt agreements, which could harm the Company's business.

The Company's unsecured revolving bank credit facility limits, among other things, the Company's ability to permit the creation of certain liens, make investments other than investments in businesses related to mining or a business ancillary or complementary to mining, dispose of the Company's material assets or, in certain circumstances, pay dividends. In addition, the Company's guaranteed senior unsecured notes limit, among other things, the Company's ability to permit the creation of certain liens, carry on business unrelated to mining or dispose of the Company's material assets. The bank credit facility and the guaranteed senior unsecured notes also require the Company to maintain specified financial ratios and meet financial condition covenants. Events beyond the Company's control, including changes in general economic and business conditions, may affect the Company's ability to satisfy these covenants, which could result in a default under the bank credit facility or the guaranteed senior unsecured notes and, by extension, the Company's C$175 million uncommitted letter of credit facility. At March 21, 2014, there was approximately $151 million drawn under the bank credit facility (including outstanding letters of credit) and approximately C$170 million drawn under the letter of credit facility. If an event of default under the unsecured revolving bank credit facility or the guaranteed senior unsecured notes occurs, the Company would be unable to draw down further on the bank credit facility and the lenders could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due and it could cause an event of default under the Company's guaranteed senior unsecured notes and the uncommitted letter of credit facility. An event of default under the unsecured revolving bank credit facility, the guaranteed senior unsecured notes or the uncommitted letter of credit facility may also give rise to an event of default under other existing and future debt agreements and, in such event, the Company may not have sufficient funds to repay amounts owing under such agreements.

The exploration of mineral properties is highly speculative, involves substantial expenditures and is frequently unsuccessful.

The Company's profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, the Company actively seeks to replace and expand its mineral reserves, primarily through exploration and development as well as through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic orebodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic orebody, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the

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economic feasibility of production may change. Accordingly, there can be no assurance that the Company's current or future exploration and development programs will result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves.

The mining industry is highly competitive, and the Company may not be successful in competing for new mining properties.

There is a limited supply of desirable mineral lands available for claim staking, leasing or acquisition in the areas where the Company contemplates conducting exploration activities. Many companies and individuals are engaged in the mining business, including large, established mining companies with substantial capabilities and long earnings records. The Company may be at a competitive disadvantage in acquiring mining properties, as it must compete with these companies and individuals, some of which have greater financial resources and larger technical staff than the Company. Accordingly, there can be no assurance that the Company will be able to compete successfully for new mining properties.

The success of the Company is dependent on good relations with its employees and on its ability to attract and retain employees and key personnel.

Production at the Company's mines and mine projects is dependent on the efforts of the Company's employees and contractors. The Company competes with mining and other companies on a global basis to attract and retain employees at all levels with appropriate technical skills and operating experience necessary to operate its mines. Relationships between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by relevant government authorities in the jurisdictions that the Company operates. Changes in applicable legislation or in the relationship between the Company and its employees or contractors may have a material adverse effect on the Company's business, results of operations and financial condition.

The Company is also dependent on a number of key management personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. The Company's ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals.

The Company faces significant competition to attract and retain qualified personnel and there can be no assurance that the Company will be able to attract and retain such personnel.

The Company may have difficulty financing its additional capital requirements for its planned mine construction, exploration and development.

The capital required for operations (including potential expansions) and the development of the Meliadine project and the exploration and development of the Company's properties, including continuing exploration and development projects in Quebec, Nunavut, Finland, Sweden, Mexico and Nevada, will require substantial expenditures. The Company expects that capital expenditures will be approximately $416 million in 2014. As at March 21, 2014, the Company had approximately $1.049 billion available to be borrowed under its bank credit facility. Based on current funding available to the Company and expected cash from operations, the Company believes it has sufficient funds available to fund its projected 2014 capital expenditures for all of its current properties. However, if cash from operations is lower than expected or capital costs at these mines or projects exceed current estimates, or if the Company incurs major unanticipated expenses related to exploration, development or maintenance of its properties, or if advances from the bank credit facility are unavailable, the Company may be required to seek additional financing to maintain its capital expenditures at planned levels. In addition, the Company will have additional capital requirements to the extent that it decides to expand its present operations and exploration activities, construct additional mining and processing operations at any of its properties or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may arise. Additional financing may not be available when needed or, if available, the terms of such financing may not be favourable to the Company and, if raised by offering equity securities, or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to obtain any financing necessary for the Company's capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Company's properties, which may have a material adverse effect on the Company's business, financial condition and results of operations.

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The continuing weakness in the global credit and capital markets could have a material adverse impact on the Company's liquidity and capital resources.

The credit and capital markets experienced significant deterioration in 2008, including, without limitation, the failure of significant and established financial institutions in the United States and abroad, and have continued to show weakness and volatility. These severe disruptions in the credit and capital markets have had a negative impact on the availability and terms of credit and capital. If uncertainties in these markets continue, or these markets deteriorate further, it could have a material adverse effect on the Company's liquidity, ability to raise capital and costs of capital. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Company's business, financial condition and results of operations.

Due to the nature of the Company's mining operations, the Company may face liability, delays and increased production costs from environmental and industrial accidents and pollution, and the Company's insurance coverage may prove inadequate to satisfy future claims against the Company.

The business of gold mining is generally subject to risks and hazards, including environmental hazards (including hazardous substances such as cyanide), industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins, rock bursts, rock falls, pit wall failures and flooding and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. As well, risks may arise with respect to the management of tailings, waste rock, mine closure and management of closed mine sites (whether the Company operated the mine site or acquired it after operations were conducted by others). The Company carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate but which may not provide adequate coverage in certain unforeseen circumstances. The Company may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons, or the Company may become subject to liabilities which exceed policy limits. In these circumstances, the Company may incur significant costs that could have a material adverse effect on its financial performance and results of operations. Financial assurances may also be required with respect to closure and rehabilitation costs.

The Company's operations are subject to numerous laws and extensive government regulations which may require significant expenditures or cause a reduction in levels of production, delay or the prevention of the development of new mining properties or otherwise cause the Company to incur costs that adversely affect the Company's results of operations.

The Company's mining and mineral processing operations, exploration activities and properties are subject to the laws and regulations of federal, provincial, state and local governments in the jurisdictions in which the Company operates. These laws and regulations are extensive and govern prospecting, exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal and tailings management, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, managing, closing, reclaiming and rehabilitating mines and other facilities and features. New laws or regulations, amendments to current laws and regulations governing operations and activities on mining properties or more stringent implementation or interpretation thereof could have a material adverse impact on the Company, cause a reduction in levels of production and delay or prevent the development of new mining properties. Regulatory enforcement, in the form of infraction or compliance notices, has occurred at some of the Company's mines and while the current risks related to such enforcement are not expected to be material, the risk of material fines or corrective action cannot be ruled out in the future.

Title to the Company's properties may be uncertain and subject to risks.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims on underlying portions of the Company's interests, including prior unregistered liens, agreements, transfers or claims, including land claims by indigenous groups, and title may be affected by, among other things, undetected defects. In addition, although the Company believes that it has sufficient surface rights for its operations, the Company may be unable to operate its properties as permitted or to enforce its rights in respect of its properties.

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The Company's properties and mining operations may be subject to rights or claims of indigenous groups and the assertion of such rights or claims may impact the Company's ability to develop or operate its mining properties.

The Company operates in some areas currently or traditionally inhabited or used by indigenous peoples and subject to indigenous rights or claims. Accordingly, the Company is subject to the risk that one or more groups may oppose the continued operation, further development or new development of the Company's current or future properties. Such opposition may be directed through legal or administrative proceedings, or though protests or other campaigns against the Company's activities. Any such actions may have an adverse impact on the Company's operations. Although the Company attempts to develop and maintain good working relationships with all stakeholders, there can be no assurance that these relationships can be successfully managed.

Increased regulation of greenhouse gas emissions and climate change issues may adversely affect the Company's operations.

The Company operates in jurisdictions where regulatory requirements have taken effect or are proposed to monitor, report and/or reduce greenhouse gas emissions. Increased regulation of greenhouse gas emissions and climate change issues may adversely affect the Company's operations. For example, Canada has targeted to reduce greenhouse gas emissions by 17% from 2005 levels by 2020 through a sector-by-sector approach and intends to participate in the negotiation of a new international climate treaty, which would come into force in 2020. Canada's federal and provincial regulations also impose mandatory greenhouse gas emissions reporting requirements and Quebec recently adopted a cap-and-trade regulation, which took effect January 1, 2013. Similarly, Finland participates in the European Union's cap-and-trade system and Mexico has enacted climate change legislation with a greenhouse gas emission reduction target of 30% (from business-as-usual levels) by 2020.

The Company monitors and reports annually its direct and indirect greenhouse gas emissions to the international Carbon Disclosure Project. In Quebec, the Company uses primarily hydroelectric power and is not a large producer of greenhouse gases. As a result, Quebec's new regulatory requirements are not expected to have a material adverse impact on the Company. The Meadowbank mine produces approximately 196,000 tonnes of greenhouse gases per year from the production of electricity from diesel power generation, which is approximately 55% of the Company's total direct greenhouse gas emissions. It is expected that any mining operation at the Meliadine project will also use diesel power generation. The Pinos Altos mine purchases electricity that is largely fossil-fuel generated and is the Company's second highest greenhouse gas producer (at about 105,000 tonnes of greenhouse gases per year), which is approximately 29% of the Company's total direct greenhouse gas emissions. None of the Company's other operations emit more than 30,000 tonnes of greenhouse gases per year. While these new regulatory requirements in respect of greenhouse gases and the additional costs required to comply are not expected to have a material adverse effect on the Company's operations, such requirements may not be adopted as currently proposed, may be amended or may have unexpected effects on the Company and, as a result, may have a material adverse effect on the Company's financial performance and its results of operations.

The Company is subject to the risk of litigation, the causes and costs of which cannot be known.

The Company is subject to litigation arising in the normal course of business and may be involved in disputes with other parties in the future which may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price or failure or alleged failure to comply with disclosure obligations. Currently, the Company is the subject of certain class action lawsuits relating to the Company's disclosure prior to the suspension of mining operations at the Goldex mine in October 2011, as described under "Legal Proceedings and Regulatory Actions" below. The results of litigation cannot be predicted with certainty. If the Company is unable to resolve these disputes favourably, either by judicial determination or settlement, it may have a material adverse impact on the Company's financial performance, cash flow and results of operations.

In the event of a dispute involving the foreign operations of the Company, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company's ability to enforce its rights could have an adverse effect on its future cash flows, earnings, results of operations and financial condition.

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The use of derivative instruments for the Company's byproduct metal production may prevent gains from being realized from subsequent byproduct metal price increases.

While the Company's general policy is not to sell forward its future gold production, the Company has used, and may in the future use, various byproduct metal derivative strategies, such as selling future contracts or purchasing put options. The Company continually evaluates the potential short and long term benefits of engaging in such derivative strategies based upon current market conditions. No assurance can be given, however, that the use of byproduct metal derivative strategies will benefit the Company in the future. There is a possibility that the Company could lock in forward deliveries at prices lower than the market price at the time of delivery. In addition, the Company could fail to produce enough byproduct metals to offset its forward delivery obligations, requiring the Company to purchase the metal in the spot market at higher prices to fulfill its delivery obligations or, for cash settled contracts, make cash payments to counterparties in excess of byproduct revenue. If the Company is locked into a lower than market price forward contract or has to buy additional quantities at higher prices, its net income could be adversely affected. None of the current contracts establishing the byproduct metal derivatives positions qualify for hedge accounting treatment under US GAAP and therefore any year-end mark-to-market adjustments are recognized in the "Gain on derivative financial instruments" line item of the consolidated statements of income and comprehensive income. See "Risk Profile – Financial Instruments" for additional information.

The trading price for the Company's securities is volatile.

The trading price of the Company's common shares has been and may continue to be subject to large fluctuations which may result in losses to investors. The trading price of the Company's common shares may increase or decrease in response to a number of events and factors, including:

  •
  changes in the market price of gold or other byproduct metals the Company sells;

  •
  events affecting economic circumstances in Canada, the United States and elsewhere;

  •
  trends in the mining industry and the markets in which the Company operates;

  •
  changes in financial estimates and recommendations by securities analysts;

  •
  acquisitions and financings;

  •
  quarterly variations in operating results;

  •
  the operating and share price performance of other companies that investors may deem comparable; and

  •
  purchases or sales of large blocks of the Company's common shares or securities convertible into or exchangeable for the Company's common shares.

Wide price swings are currently common in the markets on which the Company's securities trade. This volatility may adversely affect the prices of the Company's common shares regardless of the Company's operating performance.

The Company may not be able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act.

Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX") requires an annual assessment by management of the effectiveness of the Company's internal control over financial reporting. Section 404 of SOX also requires an annual attestation report by the Company's independent auditors addressing the effectiveness of the Company's internal control over financial reporting. The Company has completed its Section 404 assessment and received the auditors' attestation as of December 31, 2013.

If the Company fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, the Company may not be able to conclude that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Company's failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company's business and negatively impact the trading price of its common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company's operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

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No evaluation can provide complete assurance that the Company's internal control over financial reporting will prevent misstatement due to error or fraud or will detect or uncover all control issues or instances of fraud, if any. The effectiveness of the Company's controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in maintaining adequate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting. The Company cannot be certain that it will be successful in continuing to comply with Section 404 of SOX.

The change to reporting financial results under IFRS may result in unanticipated changes in the Company's previously reported profitability, results of operations and financial condition and may affect comparability to industry peers.

The Company has decided to convert its basis of accounting to IFRS, with a transition date of January 1, 2013. The Company anticipates reporting under IFRS for interim and annual periods beginning in the third quarter of 2014.

The change to reporting financial results under IFRS may result in unanticipated changes in the Company's previously reported profitability, results of operations and financial condition and may affect comparability of its results to its peers. The conversion to IFRS may have an effect on the Company's accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also have an effect on business activities, such as foreign currency, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements.

IFRS, and the interpretation thereof, are constantly evolving. As a result, the Company expects that there may be additional new or revised standards in relation to provisions, financial instruments, fair value, revenue recognition and consolidation prior to the issuance of its first financial statements reported under IFRS. The future impacts of IFRS will also depend on the particular circumstances prevailing in those years. The Company monitors and evaluates other IFRS accounting developments. However, the change to IFRS may result in unanticipated and, potentially, material and adverse changes in the Company's previously reported profitability, results of operations and financial condition and may affect comparability to industry peers.

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DIVIDENDS

The Company's current policy is to pay quarterly dividends on its common shares and, on February 12, 2014, the Company announced that it had declared a quarterly dividend of $0.08 per common share, payable on March 17, 2014. In 2013, the dividend paid was $0.88 per common share (quarterly payments of $0.22 per common share). In 2012, the dividend paid was $0.80 per common share (quarterly payments of $0.20 per common share). In 2011, the dividend paid was $0.64 per common share (quarterly payments of $0.16 per common share). Although the Company expects to continue paying a cash dividend, future dividends will be at the discretion of the Board and will be subject to factors such as the Company's earnings, financial condition and capital requirements. The Company's bank credit facility contains a covenant that restricts the Company's ability to declare or pay dividends if certain events of default under the bank credit facility have occurred and are continuing.

DESCRIPTION OF CAPITAL STRUCTURE

The Company's authorized capital consists of an unlimited number of shares of one class designated as common shares. All outstanding common shares of the Company are fully paid and non-assessable. The holders of the common shares are entitled to one vote per share at meetings of shareholders and to receive dividends if, as and when declared by the directors of the Company. In the event of voluntary or involuntary liquidation, dissolution or winding-up of the Company, after payment of all outstanding debts, the remaining assets of the Company available for distribution would be distributed rateably to the holders of the common shares. Holders of the common shares of the Company have no pre-emptive, redemption, exchange or conversion rights. The Company may not create any class or series of shares or make any modification to the provisions attaching to the Company's common shares without the affirmative vote of two-thirds of the votes cast by the holders of the common shares.

RATINGS

The rating of the Company's notes (the "Notes") issued under the Note Purchase Agreements (as defined under "Material Contracts – Note Purchase Agreements") by the rating agency Dominion Bond Rating Service ("DBRS") as at December 31, 2013 is BBB (low) with a stable outlook.

DBRS's long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of securities rated. DBRS's BBB rating assigned to the Company's Notes is the fourth highest of the ten rating categories for long-term debt. Debt securities rated "BBB" are of adequate credit quality, and the capacity for the payment of financial obligations is considered acceptable. However, the obligor is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the obligor. A reference to "high" or "low" reflects the relative strength within the rating category. DBRS has also assigned a stable outlook to the rating, which indicates the direction DBRS considers the rating is headed should present trends continue.

The Company understands that the rating is based on, among other things, information furnished to the above rating agency by the Company and information obtained by the ratings agency from publicly available sources. The credit rating given to the Company's Notes by the rating agency is not a recommendation to buy, hold or sell debt instruments since such rating does not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. Credit ratings are intended to provide investors with: (i) an independent measure of the credit quality of an issue of securities; (ii) an indication of the likelihood of repayment for an issue of securities; and (iii) an indication of the capacity and willingness of the issuer to meet its financial obligations in accordance with the terms of those securities. The credit rating accorded to the Company's corporate debt may not reflect the potential impact of all risks on the value of debt instruments, including risks related to market or other factors discussed in this AIF. If the rating agency lowers the credit rating on the Company's corporate debt, particularly a downgrade below investment grade, it could adversely affect the Company's cost of financing and access to liquidity and capital. See also "Risk Factors".

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MARKET FOR SECURITIES

Common Shares

The Company's common shares are listed and traded on the Toronto Stock Exchange (the "TSX") and on the New York Stock Exchange (the "NYSE") under the symbol "AEM". On March 21, 2014 the closing price of the common shares was C$36.59 on the TSX and $32.36 on the NYSE.

The following table sets forth the high and low sale prices and the average daily trading volume for the Company's common shares on the TSX and the NYSE since January 1, 2013.

	TSX			NYSE

	High (C$)	Low (C$)	Average Daily Volume	High ($)	Low ($)	Average Daily Volume

2013
January	52.74	45.63	881,501	53.33	45.82	1,326,612

February	46.16	39.31	1,108,535	46.26	38.58	1,352,477

March	42.17	39.66	931,822	41.20	38.57	1,515,895

April	41.21	31.21	1,328,068	40.54	30.87	2,168,343

May	33.70	28.75	956,057	32.01	27.92	1,874,144

June	34.16	26.32	1,378,578	33.28	25.15	1,953,987

July	31.05	28.10	1,189,534	30.18	26.64	2,114,278

August	34.57	26.41	1,104,227	32.88	25.43	1,860,727

September	32.16	27.09	1,455,075	30.63	26.28	1,958,625

October	32.77	24.85	1,706,278	31.36	24.05	2,139,988

November	30.74	27.56	1,135,232	29.48	26.20	1,777,286

December	29.10	26.75	1,522,969	27.54	25.13	2,010,690

2014
January	35.34	28.03	1,724,788	31.62	26.00	2,595,509

February	38.14	34.52	1,828,754	34.30	31.08	2,853,743

March (to March 21)	38.51	35.82	1,535,306	34.84	32.16	1,960,293

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DIRECTORS AND OFFICERS OF THE COMPANY

Directors

The following is a brief biography of each of the Company's directors:

Dr. Leanne M. Baker, of Sebastopol, California, is an independent director of Agnico Eagle. From November 2011 until June 2013, Dr. Baker was the President and Chief Executive Officer of Sutter Gold Mining Inc. Previously, Dr. Baker was employed by Salomon Smith Barney where she was one of the top-ranked mining sector equity analysts in the United States. Dr. Baker is a graduate of the Colorado School of Mines (M.S. and Ph.D. in mineral economics). Dr. Baker has been a director of Agnico Eagle since January 1, 2003, and is also a director of Sutter Gold Mining Inc. (a mining exploration company traded on the TSX Venture Exchange and the OTCQX), Reunion Gold Corporation (a mining exploration company traded on the TSX Venture Exchange) and McEwen Mining Inc. (a gold and silver producing company traded on the NYSE Arca and the TSX). Area of expertise: Corporate Finance and Mineral Economics.

Sean Boyd, CA, of Toronto, Ontario, is the Vice-Chairman, President and Chief Executive Officer and a director of Agnico Eagle. Mr. Boyd has been with Agnico Eagle since 1985. Prior to his appointment as Vice-Chairman, President and Chief Executive Officer in February 2012, Mr. Boyd served as Vice-Chairman and Chief Executive Officer from 2005 to 2012 and as President and Chief Executive Officer from 1998 to 2005, Vice-President and Chief Financial Officer from 1996 to 1998, Treasurer and Chief Financial Officer from 1990 to 1996, Secretary Treasurer during a portion of 1990 and Comptroller from 1985 to 1990. Prior to joining Agnico Eagle in 1985, he was a staff accountant with Clarkson Gordon (Ernst & Young). Mr. Boyd is a Chartered Accountant and a graduate of the University of Toronto (B.Comm.). Mr. Boyd has been a director of Agnico Eagle since April 14, 1998. Area of expertise: Executive Management, Finance.

Martine A. Celej, of Toronto, Ontario, is an independent director of Agnico Eagle. Ms. Celej is currently a Vice-President, Investment Advisor with RBC Dominion Securities and has been in the investment industry since 1989. She is a graduate of Victoria College at the University of Toronto (B.A. (Honours)). Ms. Celej became a director of Agnico Eagle on February 14, 2011. Area of expertise: Investment Management.

Clifford J. Davis, of Kemble, Ontario, is an independent director of Agnico Eagle. Mr. Davis is a mining industry veteran and formerly a member of the senior management teams of New Gold Inc., Gabriel Resources Ltd. and TVX Gold Inc. Mr. Davis is a graduate of the Royal School of Mines, Imperial College, London University (B.Sc., Mining Engineering). Mr. Davis has been a director of Agnico Eagle since June 17, 2008 and is also a director and member of the Compensation Committee and the Nominating and Corporate Governance Committee of Zenyatta Ventures Ltd. Area of expertise: Mining.

Robert J. Gemmell, of Toronto, Ontario, is an independent director of Agnico Eagle. Now retired, Mr. Gemmell spent 25 years as an investment banker in the United States and in Canada. Most recently, he was President and Chief Executive Officer of Citigroup Global Markets Canada and its predecessor companies (Salomon Brothers Canada and Salomon Smith Barney Canada) from 1996 to 2008. In addition, he was a member of the Global Operating Committee of Citigroup Global Markets from 2006 to 2008. Mr. Gemmell is a graduate of Cornell University (B.A.), Osgoode Hall Law School (LL.B.) and the Schulich School of Business (M.B.A.). Mr. Gemmell became a director of Agnico Eagle on January 1, 2011. Area of expertise: Corporate Finance and Business Strategy.

Bernard Kraft, CA, of Toronto, Ontario, is an independent director of Agnico Eagle. Mr. Kraft is a retired senior partner of the Toronto accounting firm Kraft, Berger LLP, Chartered Accountants and now serves as a consultant to that firm. He is also a principal in Kraft Yabrov Valuations Inc. Mr. Kraft is recognized as a Designated Specialist in Investigative and Forensic Accounting by the Canadian Institute of Chartered Accountants. Mr. Kraft is a member of the Canadian Institute of Chartered Business Valuators, the Association of Certified Fraud Examiners and the American Society of Appraisers. Mr. Kraft has been a director of Agnico Eagle since March 12, 1992, and is also a director and a member of the Audit Committee of Harte Gold Corp. Area of expertise: Audit and Accounting.

Mel Leiderman, FCPA, FCA, TEP, ICD.D, of Toronto, Ontario, is an independent director of Agnico Eagle. Mr. Leiderman is the senior partner of the Toronto accounting firm Lipton LLP, Chartered Accountants. He is a graduate of the University of Windsor (B.A.) and is a certified director of the Institute of Corporate Directors (ICD.D). He has been a director of Agnico Eagle since January 1, 2003 and is also a director and a chairman of the Audit Committee of Morguard North American Residential REIT. Area of expertise: Audit and Accounting.

Deborah McCombe, P. Geo.    of Toronto, Ontario, is an independent director of Agnico Eagle. Mrs. McCombe is the President and CEO of Roscoe Postle Associates Inc. ("RPA") She has over 30 years' experience in exploration project management, feasibility studies, reserve estimation, due diligence studies and valuation studies. Prior to joining RPA,

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Ms. McCombe was Chief Mining Consultant for the Ontario Securities Commission and was involved in the development and implementation of NI 43-101. She is actively involved in industry associations as Chair of Committee for Mineral Reserves International Reporting Standards – (Canadian Institute of Mining, Metallurgy and Petroleum ("CIM")), President of the Association of Professional Geoscientists of Ontario (2010 – 2011); a Director of the Prospectors and Developers Association of Canada (1999 – 2011); a CIM Distinguished Lecturer on NI 43-101; a member of the CIM Standing Committee on Reserve Definitions and is a member of the Canadian Securities Administrators Mining Technical Advisory and Monitoring Committee. Ms. McCombe holds a degree in Geology from University of Western Ontario.Ms. McCombe became a director of Agnico Eagle on February 12, 2014. Area of expertise: Executive Management and Mining.

James D. Nasso, ICD.D, of Toronto, Ontario, is Chairman of the Board of Directors and an independent director of Agnico Eagle. Mr. Nasso is now retired. Mr. Nasso is a graduate of St. Francis Xavier University (B.Comm.) and is a certified director of the Institute of Corporate Directors (ICD.D). Mr. Nasso has been a director of Agnico Eagle since June 27, 1986. Area of expertise: Management and Business Strategy.

Dr. Sean Riley, of Antigonish, Nova Scotia, is an independent director of Agnico Eagle. Dr. Riley has served as President of St. Francis Xavier University since 1996. Prior to 1996, his career was in finance and management, first in corporate banking and later in manufacturing. Dr. Riley is a graduate of St. Francis Xavier University (B.A. (Honours)) and of Oxford University (M. Phil, D. Phil, International Relations)). Dr. Riley became a director of Agnico Eagle on January 1, 2011. Area of Expertise: Management and Business Strategy.

J. Merfyn Roberts, CA, of London, England, is an independent director of Agnico Eagle. Mr. Roberts has been a fund manager and investment advisor for more than 25 years and has been closely associated with the mining industry. From 2007 until his retirement in 2011, he was a senior fund manager with CQS Management Ltd. in London. Mr. Roberts is a graduate of Liverpool University (B.Sc., Geology) and Oxford University (M.Sc., Geochemistry) and is a member of the Institute of Chartered Accountants in England and Wales. He has been a director of Agnico Eagle since June 17, 2008, and is also a director and a member of the Audit Committee of Eastern Platinum Limited and Newport Exploration Limited and a director of Blackheath Resources Inc. Area of expertise: Investment Management.

Howard R. Stockford, P.Eng., of Toronto, Ontario, is an independent director of Agnico Eagle. Mr. Stockford is a retired mining executive with 50 years of experience in the industry. Most recently, he was Executive Vice-President of Aur Resources Inc. ("Aur") and a director of Aur from 1984 until August 2007, when it was taken over by Teck Cominco Limited. Mr. Stockford has previously served as President of the Canadian Institute of Mining, Metallurgy and Petroleum and is a member of the Association of Professional Engineers of Ontario, the Prospectors and Developers Association of Canada and the Society of Economic Geologists. Mr. Stockford is a graduate of the Royal School of Mines, Imperial College, London University, U.K. (B.Sc., Mining Geology). Mr. Stockford has been a director of Agnico Eagle since May 6, 2005. Area of expertise: Executive Management, Mining.

Pertti Voutilainen, M.Sc., M.Eng., of Espoo, Finland, is an independent director of Agnico Eagle. Mr. Voutilainen is a mining industry veteran. Until 2005, he was the Chairman of the board of directors of Riddarhyttan Resources AB. Previously, Mr. Voutilainen was the Chairman of the board of directors and Chief Executive Officer of Kansallis Banking Group and President after its merger with Union Bank of Finland until his retirement in 2000. He was also employed by Outokumpu Corp., Finland's largest mining and metals company, for 26 years, including as Chief Executive Officer for 11 years. Mr. Voutilainen holds the honorary title of Mining Counselor (Bergsrad), which was awarded to him by the President of the Republic of Finland in 2003. Mr. Voutilainen is a graduate of Helsinki University of Technology (M.Sc.), Helsinki University of Business Administration (M.Sc.) and Pennsylvania State University (M. Eng.). He has been a director of Agnico Eagle since December 13, 2005. Area of expertise: Mining and Finance.

The by-laws of Agnico Eagle provide that directors will hold office for a term expiring at the next annual meeting of shareholders of Agnico Eagle or until their successors are elected or appointed or the position is vacated. The Board annually appoints the officers of Agnico Eagle, who are subject to removal by resolution of the Board at any time, with or without cause (in the absence of a written agreement to the contrary).

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Committees

The members of the Audit Committee are Dr. Leanne M. Baker, Bernard Kraft, Mel Leiderman and Dr. Sean Riley.

The members of the Compensation Committee are Martine A. Celej, Robert J. Gemmell and Howard R. Stockford.

The members of the Corporate Governance Committee are Bernard Kraft, James D. Nasso, J. Merfyn Roberts and Pertti Voutilainen.

The members of the Health, Safety, Environmental and Sustainable Development Committee are Clifford J. Davis, Deborah McCombe, James D. Nasso and Howard R. Stockford.

Executive Officers

The following is a brief biography of each of the Company's senior officers:

Donald G. Allan, of Toronto, Ontario, is Senior Vice-President, Corporate Development of Agnico Eagle, a position he has held since December 14, 2006. Prior to that, Mr. Allan had been Vice-President, Corporate Development since May 6, 2002. Prior to that, Mr. Allan spent 16 years as an investment banker covering the mining and natural resources sectors with the firms Salomon Smith Barney and Merrill Lynch. Mr. Allan is a graduate of the Amos Tuck School, Dartmouth College (M.B.A.) and the University of Toronto (B.Comm.). Mr. Allan is also qualified as a Chartered Accountant.

Alain Blackburn, P.Eng., of Oakville, Ontario, is Senior Vice-President, Exploration of Agnico Eagle, a position he has held since December 14, 2006. Prior to that, Mr. Blackburn had been Vice-President, Exploration since October 1, 2002. Prior to that, Mr. Blackburn served as Agnico Eagle's Manager, Corporate Development from January 1999 and Exploration Manager from September 1996 to January 1999. Mr. Blackburn joined Agnico Eagle in 1988 as Chief Geologist at the LaRonde mine. Mr. Blackburn is a graduate of Université du Quebec de Chicoutimi (P.Eng.) and Université du Quebec en Abitibi-Temiscamingue (M.Sc.).

Picklu Datta, CA, of Toronto, Ontario is Senior Vice-President, Treasury and Finance of Agnico Eagle. Mr. Datta was previously Vice-President, Treasurer and prior to that, he was Vice-President, Controller of Agnico Eagle. Mr. Datta joined the Company in April 2005 and has worked in the mining industry for approximately ten years. Before joining the mining industry, Mr. Datta worked at Philip Morris Companies in New York City for approximately eight years and the technology industry for three years in various financial management roles. Mr. Datta obtained his Bachelor of Commerce degree from the University of Toronto and acquired his Chartered Accountancy designation by articling with Price Waterhouse Coopers.

Louise Grondin, Ing. P.Eng., of Toronto, Ontario, is Senior Vice-President, Environment and Sustainable Development of Agnico Eagle, a position she has held since January 1, 2011. Prior to that, Ms. Grondin was Vice President, Environment and Sustainable Development and before that she was the Regional Environmental Manager and Environmental Manager, LaRonde Division. Prior to her employment with Agnico Eagle, Ms. Grondin worked for Billiton Canada Ltd. as Manager Environment, Human Resources and Safety. Ms. Grondin is a graduate of the University of Ottawa (B.Sc.) and McGill University (M.Sc.). Ms. Grondin is a member of the Professional Engineers of Ontario since 1984 and of the Ordre des Ingénieurs du Québec since 2001.

Tim Haldane, P.Eng., of Tucson, Arizona, is Senior Vice-President, Latin America of Agnico Eagle. Prior to joining Agnico Eagle in May 2006, he was Vice President, Development for Glamis Gold Inc. Mr. Haldane has participated in numerous acquisition and development activities in North America and Central America, most recently including the Pinos Altos, Creston Mascota, and La India Projects for Agnico Eagle. He is a graduate of the Montana School of Mines and Technology (B.S. Metallurgical Engineering) and has 34 years of experience in the precious metals and base metals industries.

R. Gregory Laing, B.A., LL.B., of Oakville, Ontario, is General Counsel, Senior Vice-President, Legal and Corporate Secretary of Agnico Eagle, a position he has held since December 14, 2006, prior to which, Mr. Laing had been General Counsel, Vice-President, Legal and Corporate Secretary since September 19, 2005. Prior to that, he was Vice President, Legal of Goldcorp Inc. from October 2003 to June 2005 and General Counsel, Vice President, Legal and Corporate Secretary of TVX Gold Inc. from October 1995 to January 2003. He worked as a corporate securities lawyer for two prominent Toronto law firms prior to that. Mr. Laing is a director of West Red Lake Gold Mines Inc. (a mining exploration company), traded on the Canadian National Stock Exchange. Mr. Laing is a graduate of the University of Windsor (LL.B.) and Queen's University (B.A.).

Marc Hubert Legault, P.Eng, of Mississauga, Ontario, is Senior Vice-President, Project Evaluations of Agnico Eagle, a position he has held since February 2012. His principal responsibility and occupation in this position is to lead the project evaluation business group to identify, study and recommend the highest quality acquisition opportunities for the Company.

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Prior to that, he was Vice-President, Project Development since 2007. Mr. Legault has been with Agnico Eagle since 1988, when he was hired as an exploration geologist in Val d'Or, Quebec. Since then, he has taken on successively increasing responsibilities in the Company's exploration, mine geology and project evaluation activities. Mr. Legault is a graduate of Carleton University (M.Sc. in geology in 1985) and Queen's University at Kingston (B.Sc.H. in Geological Engineering in 1982). Marc is a registered Professional Engineer. He is also a director of Golden Goliath Resources Ltd., a mining exploration company listed on the TSX Venture Exchange.

Jean Luk Pellerin, of Toronto, Ontario, is Senior Vice-President, Human Resources. Mr. Pellerin joined Agnico Eagle in January 2012. Prior to that, he spent four years at Transat A.T. Inc. as Senior Vice-President, Human Resources and Chief Talent Officer. Before Transat, Mr. Pellerin spent six years in consulting at the helm of his own firm and as National Partner with Mercer Consulting. Prior to that, he held senior management and executive positions at Bombardier Inc., Domtar Corporation and General Electric. Mr. Pellerin has also taught in the MBA program at the H.E.C. Montreal in the Master's program in Organizational Development, as well as at American University and at the McGill International Executive Institute. Mr. Pellerin is a graduate of the University of Laval in Industrial Relations.

Jean Robitaille, of Oakville, Ontario, is Senior Vice-President, Technical Services and Project Development of Agnico Eagle, a position he has held since June 2008. Prior to that, he served Agnico Eagle in various capacities since 1988, most recently as Vice-President, Metallurgy & Marketing, General Manager, Metallurgy & Marketing and Mill Superintendent and Project Manager for the expansion of the LaRonde mill. Prior to joining Agnico Eagle, Mr. Robitaille worked as a metallurgist with Teck Mining Group. Mr. Robitaille is a mining graduate of the College de l'Abitibi Témiscamingue with a specialty in mineral processing.

David Smith, P.Eng., of Toronto, Ontario, is Senior Vice-President, Finance and Chief Financial Officer of Agnico Eagle, a position he has held since October 24, 2012. Prior to that, he was Senior Vice-President, Strategic Planning and Investor Relations, a position he held since January 1, 2011, and prior to that he was Senior Vice-President, Investor Relations and prior to that he was Vice-President, Investor Relations. He started work in investor relations at Agnico Eagle in February 2005. Prior to that, he was a mining analyst at Dominion Bond Rating Service for more than five years. Mr. Smith's professional experience also includes a variety of engineering positions in the mining industry, both in Canada and abroad. He is a graduate of Queen's University (B.Sc.) and the University of Arizona (M.Sc.). Mr. Smith is also a Professional Engineer.

Yvon Sylvestre, of Mississauga, Ontario, is Senior Vice-President, Operations, a position he has held since February 2012. Prior to that, he was Vice-President, Construction; Mine General Manager at the Goldex division of Agnico Eagle and, previously, Mill Superintendent at the LaRonde division. Mr. Sylvestre is a Metallurgical Engineering Technology graduate from Cambrian College in Sudbury. Following graduation, he served as Metallurgist and Mill Superintendent at the Joutel division of Agnico Eagle and also held the position of Mill Superintendent at the Trollus division of Inmet Mining Corporation.

Shareholdings of Directors and Executive Officers

As at March 21, 2014, the directors and executive officers of Agnico Eagle, as a group, beneficially owned, or controlled or directed, directly or indirectly, an aggregate of 265,475 common shares or approximately 0.15% of the 174,322,464 issued and outstanding common shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as described below, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company: (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that

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capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Mr. Leiderman, a director of the Company, was a director of Colossus Minerals Inc. ("Colossus") from August 1, 2013 until his resignation on November 13, 2013. On February 7, 2014, Colossus filed a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada). On February 25, 2014, the resolution approving an amended proposal was approved by the requisite majority of Colossus' creditors.

Conflicts of Interest

To the best of the Company's knowledge, and other than as disclosed in this AIF, there are no known existing or potential conflicts of interest between the Company and any director or officer of the Company, except that certain of the directors and officers of the Company serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other company.

AUDIT COMMITTEE

The Audit Committee has two primary objectives. The first is to advise the Board of Directors in its oversight responsibilities regarding:

  •
  the quality and integrity of the Company's financial reports and information;

  •
  the Company's compliance with legal and regulatory requirements;

  •
  the effectiveness of the Company's internal controls for finance, accounting, internal audit, ethics and legal and regulatory compliance;

  •
  the performance of the Company's auditing, accounting and financial reporting functions;

  •
  the fairness of related party agreements and arrangements between the Company and related parties; and

  •
  the independent auditors' performance, qualifications and independence.

The second primary objective of the Audit Committee is to prepare the reports required to be included in management information circulars of the Company in accordance with applicable laws or the rules of applicable securities regulatory authorities.

The Board has adopted an Audit Committee charter, which provides that each member of the Audit Committee must be unrelated to and independent from the Company as determined by the Board in accordance with the applicable requirements of the laws governing the Company, the stock exchanges on which the Company's securities are listed and applicable securities regulatory authorities. In addition, each member must be financially literate and at least one member of the Audit Committee must be an audit committee financial expert, as the term is defined in the rules of the SEC. The Audit Committee charter is attached as Schedule A to this AIF.

Composition of the Audit Committee

The Audit Committee is composed entirely of directors who are unrelated to and independent from the Company (currently, Dr. Baker (Chair), Mr. Kraft, Mr. Leiderman and Dr. Riley), each of whom is financially literate, as the term is used in the CSA's Multilateral Instrument 52-110 – Audit Committees. In addition, Mr. Leiderman and Mr. Kraft are Chartered Accountants; Mr. Leiderman is currently in private practice and Mr. Kraft, while retired, remains active in the

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profession and the Board has determined that both of them qualify as audit committee financial experts, as the term is defined in the rules of the SEC.

Relevant Education and Experience

The education and experience of each member of the Audit Committee is set out under "Directors and Officers of the Company – Directors" above.

Pre-Approval Policies and Procedures

In 2003, the Audit Committee established a policy to pre-approve all services provided by the Company's independent public accountant, Ernst & Young LLP. The Audit Committee determines which non-audit services the independent auditors are prohibited from providing and authorizes permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by SOX and other applicable legislation and regulations. All fees paid to Ernst & Young LLP in 2013 were pre-approved by the Audit Committee.

External Auditor Service Fees

Ernst & Young LLP has served as the Company's independent public accountant for each of the fiscal years ended December 31, 2013 and 2012. Fees paid to Ernst & Young LLP in 2013 and 2012 are set out below.

	Year Ended December 31,

	2013	2012

	(C$ thousands)
Audit fees	2,118	2,466

Audit-related fees(1)	23	23

Tax fees(2)	293	400

All other fees(3)	56	167

Total(4)	2,490	3,056

Notes:

(1)
Audit related fees consist of fees paid for assurance and related services performed by the auditors that are reasonably related to the performance of the audit of the Company's financial statements. This includes consultation with respect to financial reporting, accounting standards and compliance with Section 404 of SOX.

(2)
Tax fees were paid for professional services relating to tax compliance, tax advice and tax planning. These services included the review of tax returns and tax planning and advisory services in connection with international and domestic taxation issues.

(3)
All other fees were paid for services other than the services described above and include fees for professional services rendered by the auditors in connection with the translation of securities regulatory filings required to comply with securities laws in certain Canadian jurisdictions.

(4)
No other fees were paid to auditors in the previous two years.

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LEGAL PROCEEDINGS AND REGULATORY ACTIONS

On November 7, 2011 and November 22, 2011, the Company and certain current and former senior officers, some of whom also are or were directors of the Company, were named as defendants in two putative class action lawsuits, styled Jerome Stone v. Agnico-Eagle Mines Ltd., et al., and Chris Hastings v. Agnico-Eagle Mines Limited, et al., respectively, which were filed in the United States District Court for the Southern District of New York. On February 6, 2012, the Court ordered that the two complaints be consolidated under the caption In re Agnico-Eagle Mines Ltd. Securities Litigation, and lead counsel was appointed. On April 6, 2012, a Consolidated Complaint was issued against the Company and certain of its current and former senior officers and directors. The Consolidated Complaint alleged that the Company had violated federal securities law in connection with its disclosure related to the Goldex mine. The Consolidated Complaint sought, among other things, damages on behalf of persons who purchased or acquired securities of the Company in transactions on a U.S. securities exchange during the period July 28, 2010 to October 19, 2011. On January 14, 2013, the District Court granted the Company's motion to dismiss the Consolidated Complaint and all claims therein with prejudice and denied the plaintiffs' request for leave to amend the Consolidated Complaint. On February 12, 2013, the plaintiffs filed a Notice of Appeal to the United States Court for Appeals for the Second Circuit. On October 3, 2013, the United States Court of Appeals for the Second Circuit issued a summary order affirming the dismissal of the Consolidated Complaint for the reasons stated in the District Court's January 14, 2013 opinion. The time for plaintiffs to file a petition for a writ of certiorari, requesting review by the United States Supreme Court, has expired, and the judgment dismissing plaintiffs' Consolidated Complaint with prejudice is now final and no longer appealable.

On March 8, 2012 and April 10, 2012, a Notice of Action and Statement of Claim (collectively, the "Ontario Claim") were issued by William Leslie, AFA Livforsakringsaktiebolag and certain other entities against the Company and certain of its current and former officers and directors. On September 27, 2012, the plaintiffs issued a Fresh as Amended Statement of Claim. The Fresh as Amended Statement of Claim alleges that the Company's public disclosure concerning water flow issues at its Goldex mine was misleading. The Ontario Claim was issued by the plaintiffs on behalf of all persons and entities who acquired securities of the Company during the period March 26, 2010 to October 19, 2011, excluding persons resident or domiciled in the Province of Quebec at the time they purchased or acquired such securities. The plaintiffs seek, among other things, damages of C$250 million and to certify the Ontario Claim as a class action. On April 17, 2013 an Order was granted on consent certifying a class action proceeding and granting leave for the claims under Section 138 of the Securities Act (Ontario) to proceed. The Company intends to vigorously defend the action on the merits.

On April 12, 2012, two senior officers of the Company were served with a Motion for Leave to Institute a Class Action and for the Appointment of a Representative Plaintiff (the "Quebec Motion"). The action is on behalf of all persons and entities with fewer than 50 employees resident in Quebec who acquired securities of the Company between March 26, 2010 and October 19, 2011. The proposed class action is for damages of C$100 million arising as a result of allegedly misleading disclosure by the Company concerning its operations at the Goldex mine. On October 15, 2012, the plaintiffs served an amended Quebec Motion seeking leave to commence an action under the Securities Act (Quebec) in addition to seeking authorization to institute a class action. On October 1, 2013, the Quebec court certified the class action on terms identical to those set out in the consent Order granted in Ontario on April 17, 2013. No date has been set for the hearing to argue the class action on the merits. The Company intends to vigorously defend the action on the merits.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described in this AIF, since January 1, 2011, no director, executive officer or 10% shareholder of the Company or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Company's common shares is Computershare Trust Company of Canada, Toronto, Ontario.

MATERIAL CONTRACTS

The Company believes the following contracts constitute the only material contracts to which it is a party.

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Credit Facility

On August 4, 2011, the Company amended and restated its credit facility with a group of financial institutions that provides a $1.2 billion unsecured revolving bank credit facility (the "Credit Facility"). The Credit Facility was subsequently amended on July 20, 2012. The Credit Facility matures and all indebtedness thereunder is due and payable on June 22, 2017. The Company, with the consent of lenders representing at least 66 2/3% of the aggregate commitments under the Credit Facility, may extend the term of the Credit Facility for additional one-year terms. The Credit Facility is available in multiple currencies through prime rate and base rate advances, priced at the applicable rate plus a margin that ranges from 0.50% to 1.75% depending on certain financial ratios and through LIBOR advances, bankers' acceptances and letters of credit, priced at the applicable rate plus a margin that ranges from 1.50% to 2.75% depending on certain financial ratios. The lenders under the Credit Facility are each paid a standby fee at a rate that ranges from 0.3375% to 0.61875% of the undrawn portion of the facility, depending on certain financial ratios. Where credit exposure for all lenders is in the aggregate equal to or greater than 50% of the aggregate commitments, the standby fee and letter of credit fee shall be increased by 0.125%, provided that, if and so long as the Company has a credit rating by S&P of at least BBB, DBRS of at least BBB or Moody's of at least Baa2, such increase shall not apply. Payment and performance of the Company's obligations under the Credit Facility are guaranteed by each of its significant subsidiaries and certain of its other subsidiaries (the "Guarantors" and, together with the Company, each an "Obligor").

The Credit Facility contains covenants that limit, among other things, the ability of an Obligor to:

  •
  incur additional indebtedness;

  •
  pay or declare dividends or make other restricted distributions or payments in respect of the Company's equity securities if an event of default has occurred and is continuing;

  •
  make sales or other dispositions of material assets;

  •
  create liens on its existing or future assets, other than permitted liens;

  •
  enter into transactions with affiliates other than the Obligors, except on a commercially reasonable basis as if it were dealing with such person at arm's length;

  •
  make any investment or loan other than: investments in or loans to businesses related to mining or a business ancillary or complementary to mining; investments in cash equivalents; or certain inter-company investments or loans;

  •
  enter into or maintain certain derivative instruments; and

  •
  amalgamate or otherwise transfer its assets.

The Company is also required to maintain a total net debt to EBITDA ratio below a specified maximum value as well as a minimum tangible net worth. Events of default under the Credit Facility include, among other things:

  •
  the failure to pay principal when due and payable or interest, fees or other amounts payable within five business days of such amounts becoming due and payable;

  •
  the breach by the Company of any financial covenant;

  •
  the breach by any Obligor of any of its obligations or undertakings under the Credit Facility or related agreements or documents that is not cured within 30 days after written notice of the breach has been given to the Company;

  •
  a default under any other indebtedness of the Obligors if the effect of such default is to accelerate, or to permit the acceleration of, the due date of such indebtedness in an aggregate amount of $50 million or more;

  •
  a change of control of the Company which is defined to occur upon (a) the acquisition, directly or indirectly, by any means whatsoever, by any person, or group of persons acting jointly or in concert, (collectively, an "offeror") of beneficial ownership of, or the power to exercise control or direction over, or securities convertible or exchangeable into, any securities of the Company carrying in aggregate (assuming the exercise of all such conversion or exchange rights in favour of the offeror) more than 50% of the aggregate votes represented by the voting stock then issued and outstanding or otherwise entitling the offeror to elect a majority of the board of directors of the Company, or (b) the replacement by way of election or appointment at any time of one-half or more of the total number of the then incumbent members of the board of directors of the Company, or the election or appointment of new directors comprising one-half or more of the total number of members of the board of directors in office immediately following such election or appointment; unless, in any such case, the nomination of such directors for election or

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    their appointment is approved by the board of directors of the Company in office immediately preceding such nomination or appointment in circumstances where such nomination or appointment is made other than as a result of a dissident public proxy solicitation, whether actual or threatened (a "Change of Control"); and

  •
  various events relating to the bankruptcy or insolvency or winding-up, liquidation or dissolution or cessation of business of any Obligor.

As at March 21, 2014, there was approximately $151 million in the aggregate drawn under the Credit Facility (including outstanding letters of credit).

Letter of Credit Facility

On June 26, 2012, the Company entered into a letter of credit facility with The Bank of Nova Scotia, as lender, providing for a C$150 million uncommitted letter of credit facility (the "Letter of Credit Facility"). On November 5, 2013, the Company amended the Letter of Credit Facility to increase the maximum aggregate amount that may be outstanding thereunder at any time to C$175 million. Under the terms of the Letter of Credit Facility, the Company may request to be issued one or more letters of credit in a maximum aggregate amount outstanding at any time not exceeding C$175 million. The Letter of Credit Facility may be used by the Company to support (a) reclamation obligations of the Company or its subsidiaries or (b) non-financial or performance obligations of the Company or its subsidiaries that are not related to reclamation obligations. If the Company fails to pay any amount of a reimbursement obligation under the Letter of Credit Facility, including any interest thereon, on the date such amount is due, the overdue amount will bear interest at equal to 2% greater than the prime rate (as calculated under the Letter of Credit Facility). Payment and performance of the Company's obligations under the Letter of Credit Facility are guaranteed by the Guarantors.

Events of default under the Letter of Credit Facility include, among other things:

  •
  the failure to pay any amount drawn under the Letter of Credit Facility within three business days of when notified or demanded by the lender;

  •
  the breach by any Obligor of any obligation or undertaking under the Letter of Credit Facility or guarantee provided pursuant to the Letter of Credit Facility;

  •
  a default under any other indebtedness of the Obligors if the effect of such default is to accelerate, or to permit the acceleration of, the due date of such indebtedness in an aggregate amount of $50 million or more; and

  •
  a Change of Control.

The Letter of Credit Facility provides that upon an event of default, The Bank of Nova Scotia may declare immediately due and payable all amounts drawn under the Letter of Credit Facility.

As at March 21, 2014, there was approximately C$170 million in the aggregate drawn under the Letter of Credit Facility.

Note Purchase Agreements

On April 7, 2010, the Company entered into a note purchase agreement with certain institutional investors, providing for the issuance of the 2010 Notes consisting of $115 million 6.13% Series A senior notes due 2017, $360 million 6.67% Series B senior notes due 2020 and $125 million 6.77% Series C senior notes due 2022 (the "2010 Note Purchase Agreement"). On July 24, 2012, the Company entered into another note purchase agreement with certain institutional investors, providing for the issuance of the 2012 Notes consisting of $100 million 4.87% Series A senior notes due 2022 and $100 million 5.02% Series B senior notes due 2024 (together with the 2010 Note Purchase Agreement, the "Note Purchase Agreements"). Payment and performance of the Company's obligations under the Note Purchase Agreements, the notes issued pursuant thereto and the obligations of the Guarantors under the guarantees are guaranteed by the Guarantors.

The Note Purchase Agreements contain restrictive covenants that limit, among other things, the ability of an Obligor to:

  •
  enter into transactions with affiliates other than the Obligors, except on a commercially reasonable basis upon terms no less favourable to the Obligor than would be obtainable in a comparable arm's length transaction;

  •
  amalgamate or otherwise transfer its assets;

  •
  carry on business other than those related to mining or a business ancillary or complementary to mining;

  •
  engage in any dealings or transactions with any person or entity identified under certain anti-terrorism regulations;

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  •
  create liens on its existing or future assets, other than permitted liens;

  •
  incur subsidiary indebtedness where the Obligor is a subsidiary of the Company; and

  •
  make sales or other dispositions of material assets.

The Company is also required to maintain the same financial ratios and the same minimum tangible net worth under the Note Purchase Agreements as under the Credit Facility. Events of default under the Note Purchase Agreements include, among other things:

  •
  the failure to pay principal or make whole amounts when due and payable or interest, fees or other amounts payable within five business days of such amounts becoming due and payable;

  •
  the breach by any Obligor of any other term or covenant that is not cured within 30 business days after the earlier of written notice of the breach having been given to the Company or actual knowledge of the breach is obtained;

  •
  the finding that any representation or warranty made by an Obligor was false or incorrect in any material respect on the date as of which it was made;

  •
  a default under any other indebtedness of the Obligors if the effect of such default is to accelerate, or to permit the acceleration of, the due date of such indebtedness in an aggregate amount of $50 million or more; and

  •
  various events relating to the bankruptcy or insolvency or winding-up, liquidation or dissolution or cessation of business of any Obligor.

The Note Purchase Agreements provide that, upon certain events of default, the notes automatically become due and payable without any further action. In addition, the Note Purchase Agreements contain a "Most Favored Lender" clause which acts to incorporate into the Note Purchase Agreements any grace periods upon an event of default that are shorter in the Credit Facility than in the Note Purchase Agreements.

INTERESTS OF EXPERTS

Ernst & Young LLP, the auditors of the Company, has advised the Company that it is independent of the Company in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and has complied with the SEC's rules on auditor independence.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com, on the SEC's website at www.sec.gov and on the Company's website at www.agnicoeagle.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, is contained in the Company's management information circular dated March 11, 2014 relating to the annual and special meeting of shareholders of the Company scheduled for May 2, 2014. Additional financial information is provided in the Annual Financial Statements and Annual MD&A.

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SCHEDULE "A"

AUDIT COMMITTEE CHARTER OF THE COMPANY

This Charter shall govern the activities of the audit committee (the "Audit Committee") of the board of directors (the "Board of Directors") of Agnico Eagle Mines Limited (the "Corporation").

I.    PURPOSE OF THE AUDIT COMMITTEE

The Audit Committee (the "Committee") shall: (a) assist the Board of Directors in its oversight responsibilities with respect to: (i) the integrity of the Corporation's and it's subsidiaries financial statements, (ii) the Corporation's compliance with legal and regulatory requirements, (iii) the external auditor's qualifications and independence, and (iv) the performance of the Corporation's internal and external audit functions and; (b) prepare any report of the Audit Committee required to be included in the Corporation's annual report or proxy material. The head of the Corporation's internal audit function and the external auditors shall have direct and ready access to the Chair of the Committee.

The Committee shall have the authority to delegate to one or more of its members, responsibility for developing recommendations for consideration by the Committee with respect to any of the matters referred to in this Charter.

II.   COMPOSITION

The Audit Committee shall be comprised of a minimum of three directors. No member of the Audit Committee shall be an officer or employee of the Corporation or any of its affiliates for the purposes of the applicable corporate statute. Each member of the Audit Committee shall be an unrelated and independent director as determined by the Board of Directors in accordance with the applicable requirements of the laws governing the Corporation, the applicable stock exchanges on which the Corporation's securities are listed and applicable securities regulatory authorities. (See Schedule A for current requirements.)

Each member of the Audit Committee shall be financially literate. Unless the Audit Committee shall otherwise determine, a member of the Audit Committee shall be considered to be financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

At least one member of the Audit Committee shall be a financial expert. (See Schedule B for definition.)

The members of the Audit Committee shall be appointed by the Board of Directors annually at the first meeting of the Board of Directors after a meeting of the shareholders at which directors are elected and shall serve until: the next annual meeting of the shareholders; they resign; their successors are duly appointed; or such member is removed from the Committee by the Board of Directors. The Board of Directors shall designate one member of the Audit Committee as the chair of the Audit Committee (the "Chair") or, if it fails to do so, the members of the Audit Committee shall appoint the Chair from among its members.

No member of the Audit Committee may earn fees from the Corporation or any of its subsidiaries other than directors fees (which fees may include cash and/or shares or restricted share units or other in-kind consideration ordinarily available to directors, as well as all of the regular benefits that other directors receive). For greater certainty, no member of the Audit Committee shall accept any consulting, advisory or other compensatory fee from the Corporation.

III.  MEETINGS

The Audit Committee shall meet at least quarterly or more frequently as required.

As a part of each meeting of the Audit Committee at which the Audit Committee recommends that the Board of Directors approve the annual audited financial statements or at which the Audit Committee reviews the quarterly financial statements, the Audit Committee shall meet in a separate session with the external auditor and, if desired, with management and/or the internal auditor. In addition, the Audit Committee or the Chair shall meet with management quarterly to review the Corporation's financial statements as described in Section IV.4 below and the Audit Committee or a designated member of the Audit Committee shall meet with the external auditors to review the Corporation's financial statements on a quarterly or other regular basis as the Audit Committee may deem appropriate.

The Audit Committee shall seek to act on the basis of consensus, but an affirmative vote of a majority of members of the Audit Committee participating in any meeting of the Audit Committee shall be sufficient for the adoption of any resolution.

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IV.  RESPONSIBILITIES AND DUTIES

The Audit Committee's primary responsibilities are to:

General

  1.
  review and assess the adequacy of this Charter at least annually and, where necessary or desirable, recommend changes to the Board of Directors;

  2.
  report to the Board of Directors regularly at such times as the Chair may determine to be appropriate but not less frequently than four times per year;

  3.
  follow the process established for all committees of the Board of Directors for assessing the Committee's performance;

Documents/Reports Review

  4.
  review the Corporation's financial statements and related management's discussion and analysis, Form 20-F, Annual Report and any other annual reports or other financial information to be submitted to any governmental body or the public, including any certification, report, opinion or review rendered by the external auditors before they are approved by the Board of Directors and publicly disclosed;

  5.
  review with the Corporation's management and the external auditors, the Corporation's quarterly financial statements and related management's discussion and analysis, before they are released;

  6.
  ensure that adequate procedures are in place for the review of the issuer's disclosure of financial information extracted or derived from the issuer's financial statements other than the disclosure referred to in the two immediately preceding paragraphs and periodically assess the adequacy of such procedures;

  7.
  review the effects of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Corporation;

  8.
  review with the Corporation's management any press release of the Corporation which contains financial information (paying particular attention to the use of any "pro forma" or "adjusted" non-GAAP information);

  9.
  review and assess, on a quarterly basis, management's risk assessment and risk management strategies including hedging and derivative strategies;

External Auditors

  10.
  recommend external auditors nominations to the Board of Directors to be put before the shareholders for appointment and, as necessary, the removal of any external auditor in office from time to time;

  11.
  approve the fees and other compensation to be paid to the external auditors;

  12.
  pre-approve all significant non-audit engagements to be provided to the Corporation with the external auditors;

  13.
  require the external auditors to submit to the Committee, on a regular basis (at least annually), a formal written statement delineating all relationships between the external auditors and the Corporation and discuss with the external auditors any relationships that might affect the external auditors' objectivity and independence;

  14.
  recommend to the Board of Directors any action required to ensure the independence of the external auditors;

  15.
  advise the external auditors of their ultimate accountability to the Board of Directors and the Committee;

  16.
  oversee the work of the external auditors engaged for the purpose of preparing an audit report or performing other audit, review and attest services for the issuer;

  17.
  evaluate the qualifications, performance and independence of the external auditors which are to report directly to the Committee, including (i) reviewing and evaluating the lead partner on the external auditors' engagement with the Corporation, (ii) considering whether the auditors' quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditors' independence, (iii) determine the rotation of the lead audit partner and the audit firm, and (iv) take into account the opinions of management and the internal audit function in assessing the external auditors' qualifications, independence and performance;

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  18.
  present the Committee's conclusions with respect to its evaluation of external auditors to the Board of Directors and take such additional action to satisfy itself of the qualifications, performance and independence of external auditors and make further recommendations to the Board of Directors as it considers necessary;

  19.
  obtain and review a report from the external auditors at least annually regarding: the external auditors' internal quality-control procedures; material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more external audits carried out by the firm; any steps taken to deal with any such issues; and all relationships between the external auditors and the Corporation;

  20.
  establish policies for the Corporation's hiring of employees or former employees of the external auditors;

Internal Auditor

  21.
  receive regular quarterly reports from the Corporation's internal auditor on the scope and material results of its internal audit activities commencing in 2007, based on the Internal Audit Charter;

  22.
  review and discuss the Company's Code of Business Conduct and Ethics and fraud policy and the actions taken to monitor and enforce compliance with the Code and policy;

  23.
  establish procedures for:

  i)
  the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters;

  ii)
  the confidential, anonymous submission of concerns regarding questionable accounting, internal control and auditing matters; and

  iii)
  compliance with applicable foreign corrupt practices legislation, guidelines and practices.

Fraud Prevention and Detection

  24.
  overseeing and assessing management's controls and processes to prevent and detect fraud;

  25.
  receiving periodic reports from the internal auditors on findings of fraud as well as significant findings regarding the design and/or operation of internal controls and management responses

Financial Reporting Process

  26.
  periodically discuss the integrity, completeness and accuracy of the Corporation's internal controls and the financial statements with the external auditors in the absence of the Corporation's management;

  27.
  in consultation with the external auditors, review the integrity of the Corporation's financial internal and external reporting processes;

  28.
  consider the external auditors' assessment of the appropriateness of the Corporation's auditing and accounting principles as applied in its financial reporting;

  29.
  review and discuss with management and the external auditors at least annually and approve, if appropriate, any material changes to the Corporation's auditing and accounting principles and practices suggested by the external auditors, internal audit personnel or management;

  30.
  review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the interim and annual filings with applicable securities regulatory authorities;

  31.
  review disclosures made by the Chief Executive Officer and Chief Financial Officer during their certification process for the annual and interim filings with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Corporation's ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and

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    any fraud involving management or other employees who have a significant role in the Corporation's internal controls;

  32.
  establish regular and separate systems of reporting to the Committee by management and the external auditors of any significant decision made in management's preparation of the financial statements, including the reporting of the view of management and the external auditors as to the appropriateness of such decisions;

  33.
  discuss during the annual audit, and review separately with each of management and the external auditors, any significant matters arising from the course of any audit, including any restrictions on the scope of work or access to required information; whether raised by management, the head of internal audit or the external auditors;

  34.
  resolve any disagreements between management and the external auditors regarding financial reporting;

  35.
  review with the external auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented at an appropriate time subsequent to the implementation of such changes or improvements;

  36.
  establish procedures to receive, record and handle complaints concerning accounting, internal accounting controls or auditing matters, including procedures for confidential, anonymous submission by employees of concerns regarding questionable auditing or accounting matters;

  37.
  retain and determine the compensation of any independent counsel, accountants or other advisors to assist in its oversight responsibilities (the Committee shall not be required to obtain the approval of the Board of Directors for such purposes);

  38.
  discuss any management or internal control letters or proposals to be issued by the external auditors of the Corporation;

Disclosure Controls and Procedures

  39.
  obtain and review the statement of Corporate Disclosure Controls, Procedures and Policies prepared by the disclosure committee and, if appropriate, approve the disclosure controls and procedures set out in such statement and any changes made thereto;

  40.
  receive confirmation from the CEO and CFO that reports to be filed with Canadian Securities commissions, the SEC and any other applicable regulatory agency:

  (a)
  have been prepared in accordance with the Corporation's disclosure controls and procedures; and

  (b)
  contain no material misrepresentations or omissions and fairly presents, in all material respects, the financial condition, results of operations and cash flow as of and for the period covered by such reports;

  41.
  receive confirmation from the CEO and CFO that they have concluded that the disclosure controls and procedures are effective as of the end of the period covered by the reports;

  42.
  discuss with the CEO and CFO any reasons for which any of the confirmations referred to in the two preceding paragraphs cannot be given by the CEO and CFO;

Legal Compliance

  43.
  confirm that the Corporation's management has the proper review system in place to ensure that the Corporation's financial statements, reports, press releases and other financial information satisfy legal requirements;

  44.
  review legal compliance matters with the Corporation's legal counsel;

  45.
  review with the Corporation's legal counsel any legal matter that the Committee understands could have a significant impact on the Corporation's financial statements;

  46.
  conduct or authorize investigations into matters within the Committee's scope of responsibilities;

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  47.
  perform any other activities in accordance with the Charter, the Corporation's by-laws and governing law the Committee or the Board of Directors deems necessary or appropriate;

Related Party Transactions

  48.
  review the financial reporting of any transaction between the Corporation and any officer, director or other "related party" (including any shareholder holding an interest greater than 5% in the Corporation) or any entity in which any such person has a financial interest;

Reporting and Powers

  49.
  report to the Board of Directors following each meeting of the Committee and at such other times as the Board of Directors may consider appropriate; and

  50.
  exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Committee by the Board of Directors.

V.    LIMITATION OF RESPONSIBILITY

While the Audit Committee has the responsibilities and powers provided by this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Corporation's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management (with respect to whom the Audit Committee performs an oversight function) and the external auditors.

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  Exhibit 99.1
AGNICO EAGLE MINES LIMITED ANNUAL INFORMATION FORM
INTRODUCTORY NOTES
Note to Investors Concerning Estimates of Mineral Reserves and Mineral Resources
Note to Investors Concerning Certain Measures of Performance
SELECTED FINANCIAL DATA
GLOSSARY OF SELECTED MINING TERMS
CORPORATE STRUCTURE
DESCRIPTION OF THE BUSINESS
GENERAL DEVELOPMENT OF THE BUSINESS
OPERATIONS AND PRODUCTION
RISK FACTORS
DIVIDENDS
DESCRIPTION OF CAPITAL STRUCTURE
RATINGS
MARKET FOR SECURITIES
DIRECTORS AND OFFICERS OF THE COMPANY
AUDIT COMMITTEE
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
TRANSFER AGENT AND REGISTRAR
MATERIAL CONTRACTS
INTERESTS OF EXPERTS
ADDITIONAL INFORMATION
SCHEDULE "A" AUDIT COMMITTEE CHARTER OF THE COMPANY